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REGISTRANT'S NAME Johnson Matthey

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THOMSON FINANCIAL

FILE NO. 82- 02272 FISCAL YEAR 3-31-06

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082-02272

Johnson Matthey Annual Report & Accounts 2006

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GHR
ATR
Synthesis Converter

AR/S
3-31-06

2006

Extract from the schematic diagram (click here to view) of Johnson Matthey's latest energy efficient technology for the production of liquid methanol from natural gas. Methanol is a key intermediate used in the manufacture of chemicals and clean fuels. As an efficient hydrogen carrier in a liquid form it is now being developed for use in direct methanol fuel cells for powering laptop computers and other portable electronic devices.

Cautionary Statement

The Operating and Financial Review and certain other sections of this annual report, including the Business Review, contain forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Download the full Johnson Matthey Annual Report & Accounts 2006 as an Acrobat [.pdf] document [1.4Mb]

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smithll

http://www.matthey.com/AR06/PDF/jm06.pdf
08/13/07 01:48 PM

Annual Report & Accounts

Johnson Matthey


GHR
ATR
Synthesis
Converter

2006

Cautionary Statement

The Operating and Financial Review and certain other sections of this annual report, including the Business Review, contain forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Front cover:
Extract from the schematic diagram (shown below) of Johnson Matthey's latest energy efficient technology for the production of liquid methanol from natural gas. Methanol is a key intermediate used in the manufacture of chemicals and clean fuels. As an efficient hydrogen carrier in a liquid form it is now being developed for use in direct methanol fuel cells for powering laptop computers and other portable electronic devices.


Steam
MP Steam (optional)
Oxygen
Desulphurisation
Natural Gas
Saturator
Gas Heated Reformer (GHR)
Autothermal Reformer (ATR)
Synthesis Converter
C/W
To Flare
Purge to Gas Turbine
Product Methanol
Fusel Oil
Water
Topping Column
Refining Column
Recovery Column

Contents

Financial Highlights

2006

Summary Results (IFRS basis)

	Year to 31st March 2006	2005	% change
Revenue	**£4,756m**	£4,626m	+3
Sales excluding precious metals	**£1,341m**	£1,188m	+13
Profit before tax	**£213.8m**	£167.4m	+28
Total earnings per share	**70.8p**	53.2p	+33
Before impairment and restructuring costs:			
Profit before tax	**£219.8m**	£204.1m	+8
Earnings per share	**72.7p**	67.0p	+9
Dividend per share	**30.1p**	27.7p	+9

Divisional
Operating Profit[1]



Catalysts
Precious Metal Products
Pharmaceutical Materials
Ceramics
£52.0m
£62 2m
£18.8m
£21.3m
2005
2006

[1] Before impairment and restructuring costs

Earnings per Share Before Impairment and Restructuring Costs

Dividend per Share



60.4p*
61.8p*
64 0p*
67.0p
72.7p
24 6p
25.5p
26.4p
27.7p
30.1p
2002
2003
2004
2005
2006

* UK GAAP basis earnings per share before exceptional items and goodwill amortisation

Chairman's Statement



Sir John Banham
Chairman

I am delighted to be writing to you for the first time as Chairman of Johnson Matthey and to be introducing this annual report on what has been another successful year for your company.

Having joined your board as a non-executive director on 1st January 2006, I am honoured to have been appointed as Chairman from 1st April. I also consider myself extremely fortunate to be joining the company at such an exciting time in the development of its businesses. With its focus on products and technologies that benefit the environment, reduce energy consumption, provide alternative energy solutions for the future and treat life threatening diseases, Johnson Matthey is without any doubt a company that can make a real difference to improving the quality of life of people around the world.

Over the last few months I have had the opportunity of meeting with a number of Johnson Matthey's major shareholders and I have received very positive feedback from each one of these meetings. I look forward to meeting other shareholders at this year's Annual General Meeting and to having the opportunity of discussing your company's businesses and its performance with you at that time.

As Chairman of your board, I see my role as ensuring that the company delivers performance in line with shareholders' expectations and continues to create superior shareholder value. Johnson Matthey has a good reputation for the quality of its corporate governance and for its reporting on all aspects of its operations. I intend to build on this reputation and to ensure that all shareholders have full information on all aspects of the company's activities and achievements.

I would like to take this opportunity to pay tribute to my predecessor, Michael Miles. Michael served as a non-executive director of Johnson Matthey for 16 years, the last eight of which as Chairman. Under his leadership the company was refocused on its core skills in catalysts, precious metals and fine chemicals and has emerged as a world leading speciality chemicals company. Throughout his service as Chairman, Michael oversaw excellent progress towards the board's main objective of delivering superior value to its shareholders.

Over the 16 years that Michael Miles served on the board he made a major contribution to its work and that of its committees. His vast amount of overseas business experience, particularly his experience of the Far East, has been invaluable as the company has expanded its operations in Asia and in other markets around the world. On behalf of all of us at Johnson Matthey, I would like to thank Michael for his important contribution to the success of the company and to wish him all the very best for his retirement.

Johnson Matthey has a very strong executive team led by our Chief Executive, Neil Carson. As I have travelled around the group worldwide, I have been struck by the enthusiasm, professionalism and dedication of everyone that I have met.



I know that this reflects the investment that the company makes in the training and development of its people. We continue to place an absolute priority on nurturing our management talent and on the development of the skills of people at all levels of the organisation, to equip them to meet the challenges of the future and ensure that we benefit from the opportunities before us. On your behalf, I would like to thank all of our employees around the world for their hard work and dedication during the past year.

Your board has a long standing commitment to reporting on Johnson Matthey's corporate social responsibility (CSR) performance. A comprehensive review of the group's policies and performance in this very important area is to be found on pages 27 to 37 of this annual report. This year our CSR presentation includes a case study on Johnson Matthey's role in low carbon technologies, an area that is attracting a great deal of attention as concerns over global warming and high energy prices continue to hit the headlines. We are also publishing the fourth edition of our full web report on CSR. This continues to be well received by key stakeholders in your company, and generates much very useful feedback; it can be accessed on the company's website at www.matthey.com.

In short, the prospects for your company over the next few years are very encouraging. Johnson Matthey is in good shape and continues to make excellent progress towards the delivery of superior shareholder value. The company is well positioned to benefit from a number of exciting opportunities in its core businesses driven by environmental concerns, high oil prices and emerging technologies. I look forward to reporting on a successful 2006/07 and to the company continuing to achieve good growth over the years ahead.



Sir John Banham
Chairman

Chief Executive's Statement



Neil Carson
Chief Executive

Johnson Matthey achieved good results in 2005/06. Sales excluding the value of precious metals rose by 13% to £1.3 billion. Underlying earnings per share increased by 9% to 72.7 pence.

We continued to invest heavily in the future. Capital expenditure of £124.0 million was 1.8 times depreciation. We increased R&D expenditure by 9%. In February 2006 we acquired Davy Process Technology Limited (DPT) for a net cost of £24.6 million. DPT has world class expertise in chemical process technology which it licenses to customers in the oil, gas and petrochemical industries. The acquisition will give Johnson Matthey the opportunity to expand catalyst sales into the rapidly emerging markets for new process catalysts.

Our business is built on long term investment in new technology. Environmental Catalysts and Technologies (ECT) is about to reap some of the benefits of that long term investment with the emergence of new markets for heavy duty diesel (HDD) catalysts in Europe, North America and Japan. We expect to obtain a leading position in these markets which we now expect will be worth US$700 million, excluding precious metals, by the end of 2008.

We are also benefiting from similar technology leadership for light duty diesel vehicles where concerns about particulate emissions are encouraging fitment of catalysed soot filters (CSFs) well ahead of the legislation (Euro V) which will apply in Europe in 2010.

The legislation to limit these emissions will continue to tighten. A new market will emerge in 2011 for off road vehicles, which will be as large as the one for heavy duty trucks and buses.

Growth in catalyst technology is not limited to vehicles. High oil and gas prices, together with pressure to move to low carbon energy, is transforming the long term market for process catalysts. The graph on page 5 shows the price of oil at which new technologies become economic. Industry experts differ in their views of the breakeven prices for these various products so we have shown the prices as ranges above which the processes are financially attractive. DPT has process technology expertise in all these new markets. Gas to liquids (GTL) and coal to chemicals depend on a range of catalysts to achieve the final product. Nearly all these processes require purification catalysts to remove harmful contaminants. We expect to see major growth in these markets over the next decade.

We are currently living in a 'carbon world' where most of our energy is derived from fossil fuels and the impact of the resulting carbon dioxide (CO_2) emissions to the atmosphere is well publicised. There is a growing and urgent consensus that we need to reduce worldwide carbon emissions through the more efficient use of energy and the introduction of alternative energy sources, so starting a transition towards a lower carbon and ultimately a hydrogen economy. Catalysts will play a crucial role in this transition. They not only allow chemical reactions to proceed under less harsh operating conditions (for example lower temperature and pressure) they also facilitate the more efficient conversion of raw materials to the desired end product. Hydrogen offers the potential to be an alternative, or additional, energy carrier to power our homes and workplaces, transport and industry. Johnson Matthey has a broad range of skills in hydrogen processing ranging from the catalysts used in its generation, to the materials used for its storage and the development of systems to use it in fuel cells.

Our Operating and Financial Review (OFR) on pages 6 to 37 sets out in more detail Johnson Matthey's involvement in these markets. In this year's report we have included a special section describing the company's involvement in improving energy efficiency and reducing carbon emissions (pages 34 to 37).






Oil Price Drives Interest in Hydrocarbons to Products Technology
Brent Crude Oil Price US$/Barrel
0
10
20
30
40
50
60
70
80
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
With oil above $40 per barrel the following technologies become viable:
Coal to Chemicals
Biodiesel
Gas to Liquids



Developing the technologies to meet these new opportunities is at the heart of our business, but on its own it is not enough. We need to generate a good return on our invested capital to provide an attractive return to our shareholders and retain sufficient funds to support future growth. We have for many years focused on return on assets (ROA) as the key performance measure for our businesses and have set a pre-tax target of 20% which is well above our cost of capital. This year we improved the group return to 17.0% and are looking for a further gradual improvement over the next few years. We have also increased our focus on cash generation. Not all our businesses have the growth potential of some of our catalyst businesses. However the cash they generate is an important factor in the company's success. Precious Metal Products, Pharmaceutical Materials and Ceramics all achieved strong cash generation in 2005/06.

Much of our attention today is focused on delivering the opportunities that our technological investment has generated. In the last year we have built a new factory at Royston, UK and are making a substantial investment at our facility near Philadelphia, USA to manufacture the next generation of products for diesel emission controls. New catalyst factories are also being constructed in Korea and Russia.

In Johnson Matthey we have a very strong team ethos where every employee has a key role to play. That will be crucial in delivering our future growth. The fact that many of the company's products are beneficial to the environment is a strong motivator. We place considerable emphasis on career development. Over the last few years we have also worked hard on improving our health and safety record. Although the accident rate has fallen steadily and is below industry averages, our philosophy is that any accident is unacceptable and achieving a zero accident rate is our objective. The group's policies in this area are set out in our Corporate Social Responsibility (CSR) report on pages 27 to 37 which forms an important part of the OFR. A fuller version is available on the company's website at www.matthey.com.

Our financial record over the last ten years has been well above average with 8.7% compound annual growth in earnings per share (before one-off items and goodwill amortisation) and 7.7% compound growth in dividends (pages 110 to 111). We are recommending a 9% increase in the dividend for 2005/06. The outlook for 2006/07 and the next few years continues to be very encouraging. We expect the group to achieve strong top line growth from the introduction of new products and generate good growth in earnings. A more detailed outlook statement is included in our OFR on page 8.

Neil Carson
Chief Executive

Operating and Financial Review





Above: Catalysed soot filters for removing particulate emissions from diesel vehicles.

Left: Steam reforming catalysts.

Right: Membrane electrode assemblies for fuel cells.



Strategy and Objectives

Johnson Matthey's strategic intent is to achieve consistent growth in earnings by concentrating on the development of high added value products and services in areas where our expertise provides a competitive edge, particularly in catalysis, precious metals, fine chemicals and materials technology.

The group's financial objectives are:

- To achieve consistent and above average growth in earnings per share. Over the last ten years Johnson Matthey has increased its earnings per share before one-off items and goodwill amortisation at a compound annual growth rate of 8.7% p.a. (see pages 110 and 111).
- To grow dividends in line with earnings while maintaining dividend cover at about two and a half times to ensure sufficient funds are retained to support organic growth. Over the last ten years Johnson Matthey has increased its dividend at a compound annual growth rate of 7.7% p.a. Dividend cover for 2005/06 was 2.42 times.
- To deliver a return on investment above the group's cost of capital. We estimate Johnson Matthey's post tax cost of capital is currently about 8%. The group's post tax return on assets for 2005/06 was 4.0% above that at 12.0%.
- We set a pre-tax target of 20% for return on assets (ROA) for all of our divisions with a minimum threshold of being ahead of our cost of capital (11.3% on a pre-tax basis). Precious Metal Products achieved a return in excess of 20% in 2005/06. Both Catalysts' and Ceramics' ROAs were between the cost of capital and the 20% target. Pharmaceutical Materials' return fell below the group's cost of capital in 2005/06 but is expected to recover in 2006/07. In 2005/06 the group's overall pre-tax return was 17.0% (see page 20).

The board's strategies to achieve these financial objectives are:

- Focus the business on the group's core skills in catalysis, precious metals and fine chemicals.
- Position the group in growth markets where our core skills are applicable. Catalysis is a key technology in many developing markets for the 21st century, particularly those concerned with protecting the environment such as in emission control, cleaner fuel and the hydrogen economy. Catalysis is also important in the manufacture of active pharmaceutical ingredients where Johnson Matthey has a strong niche position in the growing market of generic pain killers and other controlled drugs, as well as platinum based anticancer compounds. Johnson Matthey's expertise and international strength in precious metals, particularly platinum group metals, was the starting point for many of our businesses. The market for platinum has grown steadily for many decades and demand is expected to grow significantly over the next ten years.
- Differentiate ourselves by using our world class technology. We will continue to invest significantly in research and development to develop new products and manufacturing processes. Technology is the key driver for most of our businesses and Johnson Matthey has a strong science base with technical centres located in all our major markets.
- Maintain strong relationships with our major customers, suppliers, government bodies and other stakeholders by investing resources on joint projects to ensure the group is well positioned for future market development.
- Continue to invest in Johnson Matthey's employees to ensure they are well trained, motivated and encouraged to meet the challenges of the future.

In the near term our main focus will be to deliver the major organic growth opportunities we have been investing in over the last few years. These include emission controls for new heavy duty diesel (HDD) vehicles (trucks and buses); further opportunities in light duty diesel vehicles including catalysed soot filters (CSFs); new catalyst technology for hydrogen production and gas to liquids (GTL) and new products for Pharmaceutical Materials. We believe the group is particularly well positioned for organic growth over the next few years. In the longer term fuel cell components remain an exciting market opportunity.

Our funding policy is to maintain a strong balance sheet with conservative gearing and use cash generated to invest in organic growth and bolt-on acquisitions. Where cash generated exceeds our investment requirements we will return the money to shareholders either in the form of share buy-backs or special dividends.

Review of Results 2005/06

Johnson Matthey achieved good results in 2005/06. Total earnings per share were up 33%. Underlying earnings per share (before impairment, restructuring and disposal costs) increased by 9%.

Growth in the second half of the year was stronger than the first. Operating profit for the year, before impairment and restructuring costs, rose by 8%, with Catalysts, Precious Metal Products and Ceramics all achieving double digit growth. Pharmaceutical Materials was down but sales and profits improved in the second half of the year.

This is the first time Johnson Matthey has reported its full year results under International Financial Reporting Standards (IFRS). The impact of the transition from UK GAAP to IFRS was set out in our Report and Accounts for 2005, and is shown on pages 102 to 108 of this report.

Revenue rose by 3% to £4,756 million. Catalysts Division's sales were well ahead of 2004/05 but sales in Precious Metal Products Division were down, despite higher metal prices, reflecting the withdrawal from gold refining in the UK in 2004/05 and lower trading activity in the first half of the year. Sales excluding the value of precious metals rose by 13% reflecting good underlying growth in Catalysts Division.

Operating profit, before impairment and restructuring costs, increased by 8% to £234.7 million. Exchange translation was favourable, increasing profit by £4.0 million compared with last year. Interest rose by £1.7 million to £14.7 million reflecting the impact of higher short term interest rates in the US. Profit before tax, impairment and restructuring costs was up 8% at £219.8 million.

An impairment charge of £6.0 million has been included in the results for 2005/06 for the write down of process assets no longer required in the platinum group metal refining business following the successful restructuring of that business. Including the impairment charge, profit before tax was £213.8 million which was 28% up on the equivalent figure for 2004/05 which included a charge of £36.7 million for restructuring costs.

Underlying earnings per share rose by 9% to 72.7 pence, benefiting from the accretive effect of buying back shares. Including impairment, restructuring and disposal costs total earnings per share rose by 33% to 70.8 pence.

The board is recommending to shareholders a final dividend of 21.0 pence, making a total dividend for the year of 30.1 pence, an increase of 9%, which is in line with the growth in underlying earnings per share.

Outlook

The outlook for the next few years continues to be very encouraging. We expect the group to achieve strong top line growth from the introduction of new products and generate good growth in earnings.

New legislation on HDD vehicle emissions in Europe will apply to all new vehicles in October 2006. New legislation in the US starts in January 2007 and will impact our sales in the final quarter of the financial year. By the end of 2008 we expect the market for catalysts for new HDD vehicles to reach US$700 million (higher than our previous estimate reflecting the use of more expensive substrates and filters). Johnson Matthey is expecting to achieve a leading share of this market. In addition, demand for CSFs for light vehicles is strong and sales are expected to grow steadily in 2006/07.

The markets for PCT's catalysts have also improved in the last year as a result of high energy prices and increased environmental concerns. The acquisition of Davy Process Technology has enhanced Johnson Matthey's technological position in this market and medium term growth prospects are very good.

In 2006/07 Precious Metal Products Division should continue to benefit from the favourable conditions in the platinum group metal markets. Pharmaceutical Materials' growth will depend on the timing of customers' new product launches. Ceramics is expected to trade at similar levels to 2005/06 and be strongly cash generative. The US dollar has weakened again in the current financial year which will adversely affect exchange translation if it remains at current levels. Overall, we expect growth in earnings to be stronger in the second half of 2006/07 than the first driven by increasing demand for diesel catalyst products.

We will continue to increase our investment in R&D to maintain Johnson Matthey's technology leadership positions. We believe that many of the existing and emerging markets for catalysts will show significant growth over the next decade and Johnson Matthey is well placed to benefit from these new market opportunities.

Operations

Johnson Matthey has operations in over 30 countries and employs around 7,700 people. It is organised into four global divisions: Catalysts, Precious Metal Products, Pharmaceutical Materials and Ceramics.

Catalysts Division

Description of the Business

Catalysts Division consists of three global businesses:

Environmental Catalysts and Technologies (ECT)
ECT comprises Johnson Matthey's global autocatalyst, heavy duty diesel and stationary source emissions control businesses. We are a world leading manufacturer of catalysts for vehicle exhaust emission control and a leader in catalyst systems for the reduction of volatile organic compound emissions from industrial processes. Manufacturing takes place in the USA, UK, Belgium, Mexico, Argentina, South Africa, Japan, Malaysia, India and China. R&D facilities are in the USA, UK, Sweden, Japan and Brazil.

Process Catalysts and Technologies (PCT)
PCT manufactures base and precious metal process catalysts, fine chemicals and electrochemical products. Manufacturing facilities are in the UK, USA, Germany, India and China. Davy Process Technology develops chemical process technologies and licenses them to customers in the oil, gas and petrochemical industries. It is headquartered in London and has an extensive R&D centre in Stockton-on-Tees, UK. Our Research Chemicals business is based in the USA and UK.

Fuel Cells
Johnson Matthey is the world leader in catalysts and catalysed components for fuel cells.

Performance in 2005/06

Catalysts Division's sales rose by 28% to £1,477 million, partly as a result of higher prices for platinum, palladium and rhodium. Excluding the value of precious metals, sales rose by 17% to £786 million. This increase was driven by good volume growth and the impact of higher material costs, such as the cost of substrates for catalysed soot filters, which is a pass through for Johnson Matthey.

The division's operating profit increased by 10% (before acquisition integration costs included in the results for 2004/05) to £134.2 million, with most of the growth coming in the second half of the year.

Environmental Catalysts and Technologies
Environmental Catalysts and Technologies was well ahead of last year with good growth in Europe, particularly for diesel catalysts, and increasing autocatalyst sales in Asia more than offsetting a further decline in North America.

In Johnson Matthey's financial year to 31st March 2006 global light duty vehicle sales increased by 3.6% to 65.6 million. Car production rose by 3.3% with a small overall reduction in inventories. Most of the growth in production came in Asia, which was 11% up on last year. Europe and North America were 2% ahead. Demand for diesel vehicles continues to be strong in Europe where they represent just under half the total car market. Johnson Matthey has a leading position in the light

Figure 1
HDD On Road Regulation Development



Japan 2003
US 2002 3/4
EU III
Japan 2009
US 2010
Japan 2005
US 2007
EU V
EU IV
PM (g/kw-hr)
NOx (g/kw-hr)
0.20
0.15
0.10
0.05
0
0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0

Figure 2
Light Duty Petrol-engined Vehicle NOx Emission Standards



Current Standards
NOx (g/mile)
0.75
0.50
0.25
0
1992
1997
2002
2006
2010
California
US Federal
Japan
Europe
China

duty diesel catalyst market which has seen good growth due to strong sales of diesel oxidation catalysts (DOCs) to meet Euro IV emissions regulations.

Estimated Light Vehicle Sales and Production

		Year to 31st March 2006 millions	2005 millions	change %
North America	Sales	**19.7**	19.5	1.0%
	Production	**15.9**	15.6	1.9%
Europe	Sales	**18.3**	18.0	1.7%
	Production	**19.3**	18.9	2.1%
Asia	Sales	**15.2**	13.7	10.9%
	Production	**23.0**	20.7	11.1%
Global	Sales	**65.6**	63.3	3.6%
	Production	**66.3**	64.2	3.3%

Source: Global Insight

We are also seeing increasing demand from many of the leading car companies in Europe for catalysed soot filters (CSFs) to remove particulates from diesel exhaust emissions. Although legislation requiring such emission control devices does not come into force in Europe until 2010 many manufacturers are starting to fit these devices much earlier due to public awareness of the environmental and health benefits that they provide. In 2005/06 we commissioned a new factory in Royston, UK to manufacture CSFs and we are putting in new capacity at our South African facility which also supplies the European market. Demand for CSFs increased in the second half of the year and we expect to see further growth in 2006/07.

During the year we announced plans to build a new autocatalyst manufacturing facility in the Russian Federation. This plant will produce catalysts to meet demand from both local and global original equipment manufacturers (OEMs) following the introduction of emissions legislation in Russia in the spring of 2006.

The market for heavy duty diesel (HDD) catalysts for new vehicles is also beginning to grow. New emission control standards for HDD vehicles came into force in Europe in October 2005 for new models. As yet, less than 10% of the new vehicle fleet is fitted with catalysts. The major growth in this market will occur from October 2006 when all new vehicles sold in Europe will need to meet the new standards. Johnson Matthey is supplying several of the OEMs with products to meet the new legislation and expects to have a leading share of the market when the legislation applies to all new vehicles. In the United States similar legislation comes into force at the beginning of January 2007 and Johnson Matthey is again well placed to take a leading market share. A major expansion programme is underway at our facility near Philadelphia, USA to install capacity to meet demand for catalysts for both heavy duty diesel vehicles and diesel powered SUVs, which are also affected by this legislation.

Following closely behind these first waves of on road heavy duty diesel emissions regulations are a series of tighter standards which will come into effect in Europe, Japan and the United States over the next four years. These are illustrated in figure 1 and require major reductions in the emissions of both particulate matter (PM) and oxides of nitrogen (NOx). This presents significant challenges to the manufacturers of HDD engines and vehicles and will require the use of highly sophisticated catalyst systems. Johnson Matthey is working with many of the world's leading HDD engine and vehicle manufacturers on systems to meet these much tighter standards.

In addition to on road HDD emissions legislation, which will undoubtedly continue to tighten beyond 2010, there is also legislation in place in the European Union and the United States that will take effect from 2011 requiring off road or 'non road' vehicles such as construction, mining and agricultural equipment to meet the same tight emissions standards. This is an additional new market that will be of a similar size to the on road HDD market and will have similar technology requirements. Again Johnson Matthey is well positioned to benefit from this legislation.

Operating and Financial Review



Emissions standards for light duty gasoline and diesel vehicles also continue to tighten around the world. Figure 2 (on page 9) illustrates legislated limits for emissions of NOx in the world's major car markets. Emission standards for hydrocarbons (HC) and carbon monoxide (CO) are also following this worldwide trend and, as outlined above, there is increasing focus on particulate emissions from diesels in Europe. This will undoubtedly spread to other parts of the world as the use of light duty diesel engines increases. Continuously tightening emissions standards bring new technical challenges to our customers which require innovative, high performance catalysts to meet them. This will drive the growth of our autocatalyst business well into the next decade.

Our business in Asia is performing very well. Over the next decade we expect that most of the growth in world car production will take place in the Asian region. In the financial year 2005/06 we have achieved strong volume growth in China and Japan and our operations in India and Malaysia also continued to perform well. During the year we further expanded our autocatalyst manufacturing facility in Japan in order to serve growing demand for our products from Japanese car companies. We are also seeing good growth in sales to Japanese transplant operations in the United States, which is helping to offset some of the impact on our North American business of the decline in the domestic manufacturers' market share.

In early September we announced plans to build a new autocatalyst factory in South Korea, our fifth in the Asian region. This new plant is being built in Gyeonggi province, 50 kilometres south west of Seoul, where we plan to manufacture catalysts for both diesel and petrol powered vehicles and also to carry out research and development activities to support the rapidly growing Korean motor industry.

Our HDD business in Asia continues to make good progress, gaining share of the OEM market to meet both current and upcoming Japanese legislation and achieving good sales into the large retrofit programme underway in Seoul.

Process Catalysts and Technologies

Process Catalysts and Technologies also achieved good growth in sales and profits in 2005/06. The Ammonia, Methanol, Oil and Gas (AMOG) business was well ahead of 2004/05 with strong demand for catalysts and purification materials for industries where hydrogen or synthesis gas are key intermediates. Sales of edible oil catalysts were also ahead of last year but catalyst sales to the polymer market declined.

On 1st February 2006 we purchased Davy Process Technology Limited (DPT) for a net cost of £24.6 million. DPT develops chemical process technologies and licenses them to customers in the oil, gas and petrochemical industries. Revenue is generated through the licensing of its proprietary technologies and from the sale of associated basic engineering packages, catalysts, specialist equipment and other services. In the two months of Johnson Matthey ownership DPT made an operating profit of £0.8 million.

The acquisition of DPT will provide Johnson Matthey with additional opportunities to grow its sales of catalysts and technologies into emerging markets. The high oil price, coupled with the depletion of known reserves, makes the winning of more difficult oil deposits economic. This, along with increasing demand for cleaner fuels, is transforming the market for catalysts and purification materials used in oil, gas and petrochemicals. It has generated investment in the economic use of natural gas and coal, both as precursors for transport fuels and in manufacturing petrochemical intermediates. For example industry experts forecast that the gas to liquids process, which converts natural gas into sulphur free hydrocarbons, including diesel fuel, is viable at oil prices of greater than $25 to $35 per barrel. Coal to chemicals processes are estimated to be viable at oil prices of greater than $40 to $50 per barrel in countries like China and the USA where coal resources significantly exceed oil reserves. We have significantly increased our R&D expenditure on the development of catalysts for the production of clean synthetic liquid products from a wide range of hydrocarbon feedstocks which will be a substantial growth market for PCT in the medium term. World attention to the subject of low carbon energy inevitably involves the use of hydrogen as a fuel and here Johnson Matthey is already developing a range of appropriate new technologies.

The high price of oil also benefits Tracerco, PCT's oil processing services business, which saw record demand for services and equipment from production platforms and refineries in 2005/06.

The division's Research Chemicals business achieved good growth, successfully integrating the operations of Lancaster Synthesis which was acquired in 2004/05. A new combined catalogue was issued during the year which should provide a further boost to growth. During 2005/06 the business has pursued opportunities for expansion in the key Chinese and Indian markets. A joint venture has been established in China that provides a full service to this rapidly growing market and investigations are underway into expanding the business' warehousing and distribution facilities in India.

Fuel Cells

The same trends that are increasing demand for new catalysts in PCT have also increased interest in fuel cells technologies and 2005/06 witnessed significant developments in the fuel cell market, particularly in Europe and Asia. One consequence of these trends has been renewed interest in the use of phosphoric acid fuel cells (PAFCs) for stationary applications. Johnson Matthey has well established technology for components in this area and is collaborating with fuel cell manufacturers on new product development. Another recent development is the emergence of small prototype direct methanol fuel cells used as chargers for mobile phones or power sources for laptop computers. The future development of this new market is still uncertain but the Fuel Cells business is working with a number of major consumer electronics companies to supply catalysts and membrane electrode assemblies (MEAs) for their development programmes.

There has also been increased activity in the development of fuel cell powered buses for low carbon transport demonstrations in major cities around the world. In the long term the need for fuel cell cars remains as compelling as ever as the cost of pollution control from conventional vehicles grows and concerns about global warming and energy security become more pressing.

In 2005/06 the annual cost of our Fuel Cells business on an IFRS basis fell by £0.5 million to £8.1 million. Under IFRS accounting rules £1.6 million of the annual R&D cost was capitalised in 2005/06 (£1.5 million in 2004/05) which lowered the reported cost compared with UK GAAP. The business benefited from an expanded range of customers and initial sales of prototype products to the direct methanol fuel cells' market. During the year it has continued to develop its supply chain by establishing development relationships and supply agreements for key materials for manufacturing MEAs and other fuel cell components.

Precious Metal Products Division

Description of the Business

Precious Metal Products Division is organised into three groups; Platinum, Colour Technologies and Gold and Silver and incorporates Johnson Matthey's precious metals marketing, fabrication and refining activities as well as its business manufacturing functional and decorative coatings for glass and ceramics.

Platinum

Consists of our worldwide platinum marketing and fabrication activities. Marketing is headquartered in Royston, UK with support facilities in Philadelphia and Hong Kong. We are the world's leading distributor of platinum group metals (pgms) and the sole marketing agent for Anglo Platinum, the world's largest producer of platinum. Our platinum fabrication business makes a wide range of platinum group metal products primarily in the UK and USA. Our Pgm Refining business recovers pgms from spent catalysts and other secondary materials and refines primary pgms from global mining operations. It has refining facilities in the UK and USA.

Colour Technologies

Headquartered in the Netherlands, our Colour Technologies business manufactures black obscuration enamels and silver conductive materials for automotive glass. It also makes colours, enamels and decorative precious metal products for other glass applications such as bottles and architectural glass as well as for tableware and other ceramic applications.

Gold and Silver

Comprises our worldwide gold and silver refining and bullion manufacturing operations. Johnson Matthey is a market leader in the refining of gold and silver. The business serves the world's mining industries and recycles secondary scrap material. We are also a leading manufacturer of high purity small gold bars for investment and jewellery manufacture. Gold and silver refining operations are located in the USA, Canada and Hong Kong.

Performance in 2005/06

Precious Metal Products Division's sales fell by 7% to £2,962 million. The fall reflected the withdrawal from gold refining in the UK in 2004/05 and a reduction in trading activity in the first half of the year compared with the first half of 2004/05. Operating profit (before impairment and restructuring costs) rose by 20% to £62.2 million. Much of the growth in operating profit was generated by the manufacturing businesses.

Platinum

Profits from the division's marketing and trading operations were better than in 2004/05 particularly in the second half of the year. Higher average pgm prices and increased price volatility, especially in the rhodium market, provided more favourable trading conditions. The price of platinum reached its peak for 2005/06 of $1,084/oz in March 2006, an all time high in dollar terms. The rise in the platinum price gathered pace as the year progressed with speculative buying, particularly in Japan, adding to the strong supply and demand fundamentals that have been seen for a number of years. The average price for the year was $942/oz, an 11% increase on 2004/05.

Operating and Financial Review

Supply of Platinum 2001-2005
Million oz


South Africa
Russia
Others
7
6
5
4
3
2
1
0
2001
2002
2003
2004
2005

Demand for Platinum 2001-2005
Million oz


Autocatalyst (net)
Jewellery
Industrial
Investment
7
6
5
4
3
2
1
0
2001
2002
2003
2004
2005

Supply of Palladium 2001-2005
Million oz


South Africa
Russia
Others
9
8
7
6
5
4
3
2
1
0
2001
2002
2003
2004
2005

Demand for Palladium 2001-2005
Million oz


Autocatalyst (net)
Electronics
Dental
Other
8
7
6
5
4
3
2
1
0
2001
2002
2003
2004
2005

Total consumption of platinum increased once more in 2005/06, a pattern unbroken since 1992. Demand for platinum in autocatalysts increased by 9% with much of the growth generated in Europe where diesel vehicles, which predominantly use platinum catalysts, accounted for nearly 50% of light duty vehicle registrations. However, usage in jewellery fell as the rising price of platinum encouraged de-stocking and recycling of old jewellery. Supplies of platinum increased, although at a lower rate than anticipated as South African producers had a number of unforeseen difficulties in reaching their expansion targets. Overall, supplies fell short of demand for the seventh consecutive year, contributing to the trend of rising platinum prices.

The palladium price also reached a peak for 2005/06 in March, touching $345/oz. Supply and demand fundamentals became increasingly irrelevant as hedge funds and institutional investors extended already substantial long positions in the market. The average price for the year was $228/oz, a modest increase of 4% on 2004/05. Physical demand for palladium increased in 2005/06, a third successive year of rising consumption after a slump in 2002/03. Autocatalyst demand was broadly flat whereas demand from the burgeoning market for palladium jewellery in China grew by more than 50%. Palladium supplies were slightly lower than in 2004/05 due to a reduction in Russian stock sales. Although the physical market was once again in surplus, this was overshadowed by activity in the investment market.

The price of rhodium rose sharply in 2005/06, reaching a peak of $4,350/oz in March. The average price of $2,544/oz was more than double the average for 2004/05. Strong demand from the automotive and glass industries coupled with speculative interest left little metal to be offered in the spot market. This additional pressure on a market which was already tight and illiquid inevitably caused prices to rise dramatically.

The division's pgm fabrication businesses also achieved good growth with increasing sales to the industrial sector and strong demand for medical device components. Demand for core industrial products, such as catalytic gauzes, high specification wires and complex fabrications, grew strongly as our market share improved. This increased activity has necessitated an expansion of our manufacturing plant at West Chester, USA which will be completed in the first half of 2006/07. Our medical parts business, based in California, had an excellent year, led by our modern San Diego plant which enjoyed record sales of precision machined components.

Pgm Refining was transferred from Catalysts into Precious Metal Products Division at the beginning of the financial year. In 2005 we announced a plan to restructure the business in the UK and reduce the quantity of precious metals held in the refinery. This was achieved by improved intake management which refocused the business on refining pgm materials whilst exiting the market for materials which contain predominantly gold and silver. As a result of the successful completion of this plan over £20 million of net cash has been generated from metal reduction. Some parts of the process have been changed and £6.0 million of fixed assets, which will no longer be used, were written off in 2005/06.

Colour Technologies

Colour Technologies, which was transferred into the division following the restructuring of the former Colours & Coatings Division, achieved good growth in profits benefiting from cost reductions undertaken last year and good sales of automotive glass enamels particularly in the North American and Asian markets. Also, its new range of unleaded products for architectural and appliance glass applications, which was launched in 2004/05, received full market acceptance and contributed strongly to growth in 2005/06. The Tableware business improved, benefiting from earlier cost reductions, the last of which was its exit from the unprofitable decal business. Following these changes, Tableware and Glass have been fully integrated into a single Colour Technologies organisation.

Gold and Silver

The division's gold and silver businesses also had a good year benefiting from the closure, in 2004/05, of its UK bullion refinery which had been loss making and the transfer of some of its business to our North American refineries. Despite the higher gold price, volumes of secondary gold scrap refined by our Hong Kong refinery were down on the prior year and profit from this activity fell. However, sales of Johnson Matthey group products into the South East Asian market, which are coordinated through Hong Kong, continued to grow.

Pharmaceutical Materials Division

Description of the Business

Pharmaceutical Materials Division is a global, integrated supplier of active pharmaceutical ingredients (APIs), which provides services to pharmaceutical companies through every phase of the development and commercial manufacture of a pharmaceutical product.

The division's Macfarlan Smith (UK) and West Deptford (USA) businesses provide a full range of commercial scale manufacturing services for APIs to both generic and branded pharmaceutical companies. Both businesses specialise in the manufacture of low to medium volume, high value products, especially controlled drugs.

Pharma Services (USA) provides contract research and development and manufacturing services to pharmaceutical companies from pre-clinical through to commercial launch.

The Pharmaceutical Materials Ireland business specialises in the manufacture of prostaglandin APIs, which are very low volume, high value, chemically complex molecules.

Performance in 2005/06

Pharmaceutical Materials Division's sales rose by 2% to £134 million with a recovery in the second half of the year. Operating profit fell by 15% to £33.8 million as a result of reduced income from carboplatin, which went off patent in October 2004, and lower revenues in the division's contract research business. The fall in profits all occurred in the United States, although trading improved in the second half. The division's European businesses performed well in the year.

West Deptford

Our active pharmaceutical ingredient manufacturing business in the US, which is based in West Deptford, NJ, saw its profits decline in 2005/06 following the expiry of the carboplatin patent. Much of the future growth in the US business is expected to come from the launch of new generic products by our customers. These product launches can be subject to delays in the US courts, which occurred in 2005/06 when we had hoped to benefit from the launch of a significant new generic controlled drug. We still hope to benefit from the launch of that product in 2006/07 but timing remains uncertain. There are several other attractive generic products in the late stages of development which are expected to gain commercial approval over the next few years. Commercialisation of opiate drugs continues to progress with a number of customers working to obtain regulatory approvals to market products containing APIs manufactured at West Deptford.

Despite carboplatin going off patent the outlook for platinum anticancer drugs remains encouraging. The market continues to grow and Johnson Matthey is the leading supplier of platinum containing APIs to the US market. Johnson Matthey originally discovered Satraplatin®, a potential new drug to treat prostate cancer which is currently in Phase III clinical trials, and the company will receive royalty and manufacturing income if this product is successfully launched.

Macfarlan Smith

Macfarlan Smith, which is based in Edinburgh, UK, performed well in the year with sales and profits ahead of 2004/05. Sales were up in most product areas with good growth in both bulk opiates and low volume, high potency products, mainly analgesics, where new capacity was installed in 2004/05. The major expansion programme to increase capacity to manufacture specialist opiates (oxycodone, hydromorphone and buprenorphine), demand for which is growing rapidly, was completed on time and has now been commissioned. The world market for opiate drugs, which are primarily used to treat pain, continues to grow. Use of these products increases as the world's population ages and people are generally less tolerant of pain. Growth is also driven by the introduction of new applications and new dosage forms which enable broader, more controlled use of these medications.

Pharma Services

Pharma Services' performance in 2005/06 was disappointing. Revenue declined in the first half of the year as several major projects were wound up by customers earlier than projected. Performance in the second half improved, benefiting from new business and a reduced cost base.

In addition to performing contract research and development for third parties, Pharma Services has continued to use its broad capabilities to support product development for other businesses in the division. In 2005/06, Pharma Services successfully developed manufacturing processes for new generic products which will be marketed by the West Deptford and Ireland businesses.

Ireland

The performance of Pharmaceutical Materials Ireland improved in 2005/06 and the business continued to expand its customer and product base. The development of new generic products containing our prostaglandin APIs continues to make good progress and several have been submitted for regulatory approval.

Ceramics Division

Description of the Business

Headquartered in Spain, our Ceramics Division is a leading global supplier of raw materials and intermediate products to the tile and sanitaryware industries. The business has a presence in all the major geographical regions with core manufacturing facilities in Spain, Italy, UK, Brazil, USA, Malaysia, India and China.





Above: Precision components used in medical devices.

Left: Active pharmaceutical ingredient (API) manufacture.

Right: Colours for decorating ceramic tiles.



Performance in 2005/06

Ceramics is shown as a stand alone division this year following the restructuring of our Colours & Coatings Division. That restructuring included the sale of our Pigments & Dispersions business, transfer of the Colour Technologies business to Precious Metal Products Division and closure or consolidation of a number of smaller manufacturing units.

The net impact has been to significantly reduce the cost base which has improved operating profit and margins. Ceramics Division also successfully grew its sales in 2005/06 by 10% to £182 million. Operating profit increased by 13% to £21.3 million.

The division is a global supplier of decorative materials to the ceramic industries particularly tile manufacturing. It is realising the benefits of the investments made in recent years to position it as one of the lowest cost global producers. Dedicated sales and technical teams work closely with the tile producers and this, combined with world class research and development facilities at strategic locations around the world, have earned the Ceramics business an excellent reputation for product quality and customer support.

Sales were strong in China, which has a large and growing tile market and where the division has a factory to supply local consumption. Growth in Europe was less strong, with our Italian and Spanish customers, who export around 50% of their production outside the euro zone, continuing to suffer downward pressure on volumes and prices, due to the strength of the euro. However, sales into Eastern Europe, especially Poland and Russia, showed good growth as the region's manufacturing base continued to expand.

Research & Development

Research and development is the lifeblood of Johnson Matthey's high technology businesses. We maintain a high level of R&D expenditure to ensure the continuous flow of new products and technologies to provide our customers with cost effective solutions to legislated and technical requirements. In 2005/06 Johnson Matthey spent £62.7 million gross on research and development.

Johnson Matthey Technology Centre

The Johnson Matthey Technology Centre (JMTC), located at Sonning Common, UK is the group's main centre for longer term research. It employs over 140 scientists, specialists in the fields of catalysis, precious metals, materials science and many other disciplines in which Johnson Matthey operates. JMTC has state of the art facilities for preparing and testing catalysts and other products as well as a world class analytical science group, equipped with the latest tools to characterise and understand the materials with which Johnson Matthey works.

In addition to projects directly sponsored by the operating divisions to meet their long term objectives, JMTC also runs a set of core science projects to extend the group's knowledge of the science at the heart of many of its businesses, particularly in the fields of catalyst engineering, modelling, preparation and characterisation. This knowledge can then be applied to accelerate and improve product development across the group. Examples of how advanced modelling techniques are used to underpin the group's catalyst development programmes are described below.

JMTC also works in close collaboration with an extensive network of technology centres and development groups within Johnson Matthey's global businesses and participates in collaborative research and development programmes worldwide. Examples of two long term projects currently underway at JMTC are described below followed by a review of R&D activities within the operating divisions.

Core Science Projects – Advanced Modelling

Johnson Matthey invests in the development and application of leading edge multi-scale modelling skills to study catalyst performance from atomic to plant scale. Modelling is a valuable tool for the prediction of catalyst performance and understanding of limitations that helps us to design experiments and concepts leading to the next generation of catalysts.

Optimising Chemical Processes

In many areas of process catalysis, we have been using chemical engineering modelling techniques to predict reactor performance. These predictions can provide a reasonably accurate overview of reactor behaviour and allow optimisation of operation. More advanced modelling techniques are now providing us with a much more detailed view of what happens inside the reactor, allowing us to study catalysts and reactors from scales of nanometres to metres. For example we are using state of the art computational fluid dynamics to explore the relationships between flow behaviour, heat transfer and catalyst performance during steam reforming of hydrocarbons, while molecular modelling codes allow us to gain insight into the nanoscale phenomena that are taking place at the active sites of a catalyst.

Aftertreatment Design

Experiments alone do not always provide a route to solving emission problems. At JMTC we often start with thermodynamic calculations which are a mathematical way of posing the question 'is this reaction possible?' If the answer is 'yes' then we can start looking for the right catalyst.

Part of the search involves modelling the possible interactions of exhaust gas molecules with the surfaces of different chemical components. This approach, called atomistic modelling, allows us to identify the most likely active site and reaction pathway on each surface based on the energy changes that can take place. Our aim is to find the surface that provides the fastest pathway to the thermodynamically favoured products.

At this point we enter a predominantly experimental phase. The catalytically active surface has to be transformed from an image on a computer screen into a highly durable material that can survive the hostile and variable conditions that prevail in an exhaust pipe. It can take many cycles of development and laboratory testing before a real catalyst emerges.

In the final phase which determines whether the catalyst is suitable for vehicle trials, we predict how it will perform when integrated into a catalytic converter. This process of reactor modelling takes into account several long range effects which cannot be considered in atomistic modelling. These include the rates at which the reactants diffuse from the fast flowing exhaust gas to the catalyst surface and the transfer of heat through the converter.



Membrane Electrode Assemblies

Membrane Electrode Assemblies (MEAs) form the heart of a fuel cell system as they contain the electrochemically active catalyst layers that convert fuel and oxygen to electricity and water. Each layer of an MEA has a different set of functions and must excel at each of these for maximum performance and durability. All layers except the central proton conducting membrane are porous and must allow the simultaneous ingress of reactants and egress of products. Even subtle changes in the structural arrangement of the layers can affect performance and for this reason a structurally realistic approach to modelling the layers is used. Advanced imaging techniques capture the micro and nanoscopic structure of real MEA layers which can then be simulated and probed within computer models to quantify the properties of that layer. Within the model new structures can be designed to achieve the best balance of properties and then used to direct experimental work to realise these structures in practice.

Long Term Research Projects

Low Carbon Technologies

The newly formed Low Carbon Technologies group at JMTC is addressing the opportunities and challenges that will arise from the increased demand for clean energy supply and use. The group acts as a focus for activities across Johnson Matthey and has interests in carbon capture and storage, distributed hydrogen generation, biofuels, solar thermal technologies and energy storage.

Johnson Matthey is an active participant in collaborative research programmes worldwide allowing us to evaluate the practical applications and market potential of these new technologies. These include next generation hydrogen storage where we are working with a range of leading academic and industrial partners to apply our catalyst, materials and engineering expertise to translate fundamental advances into real life hydrogen storage solutions.

We are also a participant in the EU Framework 6 Hydrosol II project which aims to generate hydrogen directly from water using concentrated solar energy at a cost that is competitive with the US Department of Energy's goals. The project utilises a number of Johnson Matthey's core skills that are applicable to the development of hydrogen generation technology.

Direct Methanol Fuel Cells

JMTC carries out long term fundamental research on fuel cells and a key area of research is the development of new catalysts and MEAs for direct methanol fuel cells (DMFCs). DMFCs are already emerging as a solution for standby and off-grid power applications and we are working closely with customers to ensure that their performance targets are met. DMFCs are also being developed as a replacement for lithium-ion batteries for portable electronic devices such as mobile phones and laptops, and prototype demonstrations are expected to be trialled by the major electronic companies within the next 12 months. The demanding targets of this application include compactness, simplicity and high reliability and will require continued improvements in catalyst and membrane materials and new approaches to MEA design and construction.

Catalysts Division

Environmental Catalysts and Technologies continues to invest in scientists and state of the art equipment for the development and testing of catalysts to meet our customers' needs for products which meet ever tightening emissions legislation around the world. Through this investment, Johnson Matthey has become a leader in diesel emission control technologies for both heavy and light duty diesel applications including catalysed soot filter technology for removal of soot from diesel exhausts. In addition, Johnson Matthey continues to invest in the development of improved products for the treatment of exhaust from gasoline engines.

Following the significant expansion of our R&D facility at Kitsuregawa, Japan in 2004/05, this year we have expanded the site's autocatalyst manufacturing facility. This combined expansion in R&D and manufacturing capability has generated new business during the year and allowed us to meet the growth in demand for our products from Japanese car manufacturers.

Johnson Matthey continues to expand its ECT R&D facilities to cater for the demands of planned new emissions regulations around the world and the business opportunities this represents. Investments in 2006/07 will see expansion of the R&D facilities at our Royston, UK and Gothenberg, Sweden operations to further support ECT's research efforts in the field of diesel emission control technologies.

Process Catalysts and Technologies recently acquired Davy Process Technology, the chemical process development and licensing company previously owned by Yukos International. The fit of this business with our broad palette of catalyst manufacturing and development tools represents a very potent mix through which we aim not only to develop improvements to existing chemical processes but also achieve significant world scale step changes in technology. Our key areas of focus for research remain in the hydrocarbon to products and fuels areas and we are engaged in a number of specific projects aimed both at process improvement and enhancing catalyst performance. These include programmes for improving the design and efficiency of our gas heated reforming technology (used in syngas based processes such as gas to liquids and methanol manufacture) and other downstream catalyst applications. We also continue to invest in R&D projects in the fine chemicals and pharmaceuticals areas, focused both on new product development and process efficiency improvements.

During the year, the Fuel Cells business' R&D has focused on hydrogen fuelled fuel cells while fundamental research on methanol fuelled systems has continued at JMTC. The business continues to make substantial investments in research at JMTC to provide the technology pipeline the business needs. The value of this long term commitment has been realised again this year and we were able to respond to market opportunities for membrane electrode assemblies for direct methanol fuel cells. Previous research in this area gave us the understanding and the technology options to rapidly release products and these have been very well received by the market. Much of our research work is conducted with partners and with customers and this has led to new developments in membranes for fuel cells which have shown outstanding improvements in durability.

Precious Metal Products Division

Precious Metal Products Division's global research effort is largely directed towards novel or improved products for its pgm fabrication (Noble Metals) and Colour Technologies businesses. Work continues at JMTC to produce a new range of high performance silver powders for conductive tracks on automotive glasses, with other work for the Colour Technologies business aimed at developing more environmentally friendly applications and stains with superior performance.

Significant progress has already been made by the Noble Metals business on developing new catalysts for the ammonia oxidation industry and more work is planned for 2006/07. This is targeted to address customers' desire for catalysts which require less pgm and which minimise the production of nitrous oxide, one of five greenhouse gases listed under the Kyoto Protocol.

Pharmaceutical Materials Division

Pharmaceutical Materials Division's research and development is focused on commercial products to be manufactured and marketed by the division's four business units. Technology required for the manufacture of commercial scale products includes primarily the development of chemical manufacturing processes and methods for the analysis of these products. This technology is essential to achieve competitive market positions and to obtain regulatory approval for products.

Contract drug development services offered by Johnson Matthey Pharma Services include medicinal chemistry, process development and initial scale-up of potential new drugs. Pharma Services also offers substantial niche expertise in catalysis and the handling of potent APIs. Each of Pharmaceutical Materials Division's businesses has developed substantial chemical know-how in its respective market niches and they collaborate closely on new technical challenges. Combined with Johnson Matthey's core expertise in catalysis, chiral catalysis and organometallic chemistry, the division offers the pharmaceutical marketplace a unique range of R&D capabilities.

Ceramics Division

The Ceramics Division is focused on research and development programmes to support its global business and has R&D facilities at its major operations around the world. The Ceramics Technology Centre in Spezzano, Italy houses Johnson Matthey's innovative tile production line which incorporates industry leading process and application technology for tile manufacturing. Given that more emphasis is now being placed in Western Europe upon high added value products rather than low margin high volume products, Italy will focus its research and development activities to help the division's customers meet the changing needs of the European market through product differentiation. Research also continues into the use of more energy efficient products and equipment within the ceramics industry.

Operating and Financial Review



John Sheldrick
Group Finance Director

Financial Review

Introduction

Johnson Matthey performed well in 2005/06. Profit before tax, impairment and restructuring costs rose by 8% to £219.8 million. Underlying earnings per share (before impairment, restructuring and disposal costs) increased by 9% to 72.7 pence. Total earnings per share increased by 33% to 70.8 pence.

Cash generation was good. Before acquisitions and share purchases the group had a positive free cash flow of £23.2 million, despite investing 1.8 times depreciation on capital expenditure. The balance sheet remains strong. Gearing (net debt / equity) was slightly lower at 39.4% even after funding the acquisition of DPT and the purchase of 1.9 million shares for the Johnson Matthey Employee Share Ownership Trust (ESOT).

Return on assets (ROA) improved by 0.3% to 17.0%. On a post tax basis that equates to a return of 12.0% which is 4.0% above the group's estimated cost of capital.

This year's results have been prepared under International Financial Reporting Standards (IFRS). The impact of the transition from UK GAAP to IFRS was set out in our Report and Accounts for 2005 and is shown on pages 102 to 108 of this report. Throughout this report all the financial figures for 2004/05 have been restated onto an IFRS basis. In the ten year financial summary on pages 110 and 111 the years prior to 2004/05 are shown on a UK GAAP basis, since for a number of IFRS standards it is not practical to restate back more than one year.

Sales and Margins

Revenue (total sales) rose by 3% to £4,756 million. Catalysts Division's sales were well ahead of 2004/05 but sales in Precious Metal Products Division were down, despite higher metal prices, reflecting the withdrawal from gold refining in the UK in 2004/05 and lower trading activity in the first half of the year.

Johnson Matthey's turnover is heavily impacted by the high value of precious metals included in the group's products, particularly in Precious Metal Products Division. The total value of sales varies each year according to metal prices, the mix of metals sold and the level of trading activity. The value of the precious metals included in sales is generally separately invoiced and payment made within a short period. Consequently, although return on sales (operating profit / revenue) for the precious metals businesses is low, return on investment is high.

To provide a more useful measure of return on sales, the table on page 19 shows return on sales by division excluding the value of precious metals. In the year to 31st March 2006 sales excluding precious metals rose by 13%, driven by good growth in Catalysts Division.

The group's target for each of its divisions is to achieve a return on sales excluding precious metals in excess of 10%. All four divisions were ahead of that target in 2005/06.

The return for the total group fell by 0.7% to 17.5%. This fall largely reflected a drop of 1.1% in Catalysts Division. Catalysts' sales excluding precious metals grew by 17% in the year. Some of

Exchange Rates



$/£
euro/£
2.0
1.8
1.6
1.4
1.2
1.6
1.5
1.4
1.3
March 2004
March 2005
March 2006
$/£
— euro/£

Operating Profit

(before impairment and restructuring costs)

	Year to 31st March 2006 £ million	2005 £ million	change %	2006 at 2005 exchange rates £ million	change %
Catalysts	**134.2**	122.5	+10	**132.1**	+8
Precious Metal Products	**62.2**	52.0	+20	**61.2**	+18
Pharmaceutical Materials	**33.8**	39.8	-15	**33.5**	-16
Ceramics	**21.3**	18.8	+13	**20.8**	+11
Corporate	**(16.8)**	(16.5)		**(16.9)**	
Operating Profit	**234.7**	216.6	+8	**230.7**	+7

this growth was attributable to the increased cost of substrates which are required for HDD catalysts and CSFs and which are a pass through cost for Johnson Matthey. The division still achieved 10% operating profit growth which is more representative of the underlying volume growth.

Return on Sales excluding Precious Metals

	Sales excluding precious metals 2006 £ million	2005 £ million	Return on sales excluding precious metals[1] 2006 %	2005 %
Catalysts	**786**	672	**17.1**	18.2
Precious Metal Products	**245**	225	**25.3**	23.1
Pharmaceutical Materials	**127**	125	**26.6**	31.9
Ceramics	**182**	166	**11.7**	11.3
Total Group	**1,341**	1,188	**17.5**	18.2

[1] Operating profit before impairment and restructuring costs divided by sales excluding precious metals

Operating Profit / Exchange Translation

Operating profit before impairment and restructuring costs rose by 8% to £234.7 million. Catalysts achieved good growth in diesel products in Europe, good sales in Asia, and strong sales of catalysts for hydrogen production and purification. Precious Metal Products' profit rose by 20% benefiting from favourable trading conditions and good progress by the manufacturing businesses. Pharmaceutical Materials' operating profit was down 15% following expiry of the carboplatin patent and lower revenues in contract research. Ceramics was up 13% reflecting the benefits of earlier restructuring and continued progress in Asia. A detailed review of the progress of each division is included on pages 8 to 15.

The main impact of exchange rate movements on the group's results comes from the translation of foreign subsidiaries' profits into sterling. A quarter of the group's profits are made in North America, mainly in the USA. After several years of weakness the US dollar strengthened from an average rate of $1.85/£ in 2004/05 to an average of $1.79/£ in 2005/06. Some south east Asian currencies, notably the Chinese renminbi and the Hong Kong dollar also strengthened. The average rate for the euro was unchanged at €1.47/£, while the South African rand strengthened slightly from R11.5/£ to R11.4/£. Overall, exchange translation benefited operating profit by £4.0 million compared with 2004/05.

Operating profit by division, before impairment and restructuring costs, is shown in the table above, adjusted for exchange translation. Translated at last year's exchange rates, operating profit before impairment and restructuring costs would have increased by 7%.

In 2005 we announced a plan to restructure the Pgm Refining business in the UK which is part of Precious Metal Products Division. As a result of the successful completion of this plan over £20 million of net cash has been generated from metal reduction. Some parts of the refining process have been changed and £6.0 million of process assets, which will no longer be used, have been impaired and written off. After including this impairment charge operating profit for 2005/06 was £228.7 million which was 27% up on the equivalent figure for 2004/05 which included restructuring charges of £36.7 million.

Operating and Financial Review

Interest

The group's net interest charge rose by £1.7 million to £14.7 million. Average interest rates for floating rate US dollars increased by nearly 2% from the very favourable levels experienced in 2004/05, which more than offset the benefit of lower average borrowings.

Profit before Tax

Profit before tax, impairment and restructuring costs increased by 8% to £219.8 million. Including impairment and restructuring charges profit before tax was 28% higher than 2004/05 at £213.8 million.

Taxation

The group's tax charge rose by £16.0 million to £62.5 million. The increase largely reflected the tax relief on restructuring costs included in last year's results. On an underlying basis the average tax rate was unchanged at 29.3%. The group continues to benefit from tax credits on R&D expenditure. We reached agreement with HM Revenue & Customs in the UK on several years' tax assessments which resulted in a repayment of tax which benefited the group's cash flow. That amount had already been recognised in current tax so there was no impact on earnings.

Return on Investment

We set a target of 20% for the pre-tax return on assets (ROA) for all our businesses with a minimum threshold of being ahead of our cost of capital (11.3% on a pre-tax basis). For the group as a whole ROA was 17.0% which was 0.3% up on last year. We are targeting to achieve a gradual improvement in the return over the next few years as the benefit of the investments we have been making in new product development comes through.

On a post tax basis the return on invested capital was 12.0% (applying the group's underlying tax rate of 29.3% to operating profit in the calculation below). The estimated weighted average cost of capital (WACC) for the group is 8%. The margin above the cost of capital for the year was 4.0% which was 0.2% up on last year.

The ROAs for the individual divisions were as follows:

Return on Assets

	Year to 31st March 2006 Average net operating assets employed[1] £ million	Return on assets[2] %
Catalysts	838	16.0
Precious Metal Products	173	36.0
Pharmaceutical Materials	306	11.1
Ceramics	125	17.0
Corporate / other	(64)	n/a
Total Group	1,378	17.0

[1] Average of opening and closing segment assets less segment liabilities as shown in note 1 on the accounts on pages 62 and 63. For the group, the average of opening and closing equity plus net debt.

[2] Operating profit before impairment and restructuring costs divided by average operating assets employed.

The divisional figures have been restated compared with last year's report to reflect the change to IFRS accounting and the transfer of Colour Technologies and Pgm Refining into Precious Metal Products Division. Despite these changes Precious Metal Products Division's return remains well above the group target. Catalysts' and Ceramics' ROAs were between the cost of capital and the 20% target. Pharmaceutical Materials' return dipped below the group's cost of capital in 2005/06 but is expected to improve in 2006/07.

Cash Flow

Johnson Matthey's net cash flow from operating activities rose by 16% to £212.3 million. Under the new IFRS rules net cash flow from operating activities includes taxation which benefited from the settlement in the UK. Working capital increased by £40.6 million despite the inventory reduction in Pgm Refining, largely as a result of the dramatic increase in the rhodium price and the increased prices of some other materials which affected both inventories and receivables.

Capital expenditure for the year was £124.0 million which was 1.8 times depreciation. Most of the investment was focused on Catalysts Division, with the other divisions spending at levels close to depreciation.

Capital Expenditure to Depreciation

	Year to 31st March 2006 Capital expenditure £ million	Depreciation £ million	Capex / depreciation (times)
Catalysts	89.2	39.8	2.2
Precious Metal Products	13.7	13.0	1.1
Pharmaceutical Materials	9.9	10.0	1.0
Ceramics	6.5	6.3	1.0
Other	4.7	1.7	2.8
Total Group	124.0	70.8	1.8

Environmental Catalysts and Technologies spent £65 million in the year with major investments on new capacity to manufacture CSFs and HDD catalysts. We have built a new factory at Royston, UK to manufacture diesel products and are investing heavily in new capacity at our facility near Philadelphia, to produce similar products in the USA. We are also expanding rapidly in Asia with additional capacity in Japan and a new factory in Korea. In Process Catalysts and Technologies we have added capacity in AMOG to meet demand for catalysts for hydrogen production and the expanding methanol market.

Despite the significant investment in capital expenditure the group generated a positive free cash flow of £23.2 million before acquisitions and share purchases.

We completed our previously announced programme of share buy-backs in the year acquiring additional shares for the ESOT. The net cash outflow on share purchases amounted to £25.9 million. In February 2006 we acquired Davy Process Technology Limited for a net cost, including debt acquired, of £24.6 million. Including the effect of exchange translation on foreign currency borrowings the group's net debt rose by £42.4 million to £412.0 million.

Net Cash Flow

	2006 £ million	2005 £ million
Cash flow from operating activities	**212.3**	183.8
Interest / dividends	**(74.5)**	(71.3)
Capex / asset sales	**(114.6)**	(92.2)
Free cash flow	**23.2**	20.3
Acquisitions / disposals	**(24.3)**	19.3
Shares bought	**(25.9)**	(16.1)
Net cash flow	**(27.0)**	23.5

Pensions

The surplus on the group's UK pension schemes increased by £24.9 million to £68.7 million on an IFRS basis at 31st March 2006. The investment performance of the funds for the year was very good reflecting favourable market conditions, but liabilities also increased mainly as a result of a fall in the discount rate used to measure them.

Worldwide, including provisions for the group's post-retirement healthcare schemes, the group had a net surplus of £18.8 million on employee benefit obligations compared with a net deficit of £3.0 million at 31st March 2005.

Capital Structure

In 2005/06 we invested significantly in future growth. Capital expenditure amounted to 1.8 times depreciation and R&D increased by 9%. In addition we acquired DPT and bought back 1.9 million shares. Net debt increased by £42.4 million to £412.0 million but equity also increased by £114.6 million to £1,044.5 million, reflecting good earnings growth and an increased surplus in the group's UK pension fund. Gearing (debt / equity) was slightly lower at 39.4%.

Our policy is to maintain a strong balance sheet and use the cash generated to invest in organic growth and bolt-on acquisitions. In the current financial year we expect to continue to invest at a high level to enable us to take full advantage of the current and future market opportunities arising in our businesses. Capital expenditure is planned to be 1.6 times depreciation and we expect working capital to increase, particularly at the end of the financial year, when the US market for HDD emission control products will start to grow rapidly.

Despite this continued investment we have capacity in the balance sheet for increased borrowing. We therefore plan to raise the group's gearing to 50% over the next two years by adding bolt-on acquisitions and buying back further shares. In aggregate we expect to spend at least £200 million on these initiatives both of which should be earnings accretive.

We also plan to continue to increase dividends in line with earnings growth. The board is recommending to shareholders a final dividend for 2005/06 of 21.0 pence, making a total for the year of 30.1 pence an increase of 9% which is in line with underlying earnings growth. The dividend for the year would be covered 2.42 times by underlying earnings.

Borrowings

Since the acquisition of Synetix for £265.7 million in November 2002 the group's net debt gradually reduced from £402.5 million at 31st March 2003 to £369.6 million at 31st March 2005. In 2005/06 net debt rose again to £412.0 million as a result of funding the acquisition of DPT and completion of the £50 million share buy-back programme.

The long term debt of US$230 million and £40 million put in place in March 2003 to refinance the acquisition of Synetix now has a weighted average maturity of eight years remaining. The ten year 6.36% fixed rate debt of US$100 million issued in April 1996 was redeemed in April 2006 and is shown as maturing within one year in the maturity table below. This was financed by a 4.935% fixed rate five year drawing of US$100 million under a £75 million facility provided by the European Investment Bank (EIB). The balance of this facility was borrowed in the form of floating rate sterling.

At 31st March 2006 the maturity profile of the group's debt was as follows:

Borrowings and Finance Leases

	31st March 2006 £ million	31st March 2006 %	31st March 2005 £ million	31st March 2005 %
Five to ten years	**165.9**	**30**	156.0	35
Two to five years	**243.5**	**45**	165.7	37
One to two years	**45.3**	**8**	89.8	20
Within one year	**90.3**	**17**	36.8	8
Gross borrowings	**545.0**	**100**	448.3	100
Less: cash and deposits	**133.0**		78.7	
Net debt	**412.0**		369.6	

Financial Risk Management and Treasury Policies

The group uses financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with its underlying business activities and the financing of those activities. The group does not undertake any trading activity in financial instruments. Our treasury department is run as a service centre rather than a profit centre.

Interest Rate Risk

At 31st March 2006 the group had net borrowings of £412.0 million. Some 49% of this debt was at fixed rates with an average interest rate of 5.43%. The remaining 51% of the group's net borrowings was funded on a floating rate basis. A 1% change in all interest rates would have a 1.0% impact on profit before tax, impairment and restructuring costs. This is within the range the board regards as acceptable.

Liquidity

The group's policy on funding capacity is to ensure that we always have sufficient long term funding and committed bank facilities in place to meet foreseeable peak borrowing requirements. Johnson Matthey's borrowings generally do not exhibit large seasonal variations. Within long term debt of £454.7 million at 31st March 2006, the group had borrowings under committed bank facilities of £191.0 million. Total committed bank facilities amounted to £290.0 million of which £99.0 million was undrawn at 31st March 2006. The group also has a number of uncommitted facilities, including metal leases, and overdraft lines at its disposal.

Operating and Financial Review

Platinum and Palladium Prices


US$/oz
1,200
1,000
800
600
400
200
0
March 2004
March 2005
March 2006
Platinum
Palladium

Rhodium Price


US$/oz
5,000
4,000
3,000
2,000
1,000
0
March 2004
March 2005
March 2006
Rhodium

Foreign Currency Risk

Johnson Matthey's operations are located in over 30 countries, providing global coverage. The majority of its profits are earned outside the UK with the largest single investment being in the USA. In order to protect the group's sterling balance sheet and reduce cash flow risk the group has financed most of its investment in the USA, Europe and Japan by borrowing US dollars, euros and yen respectively. Although a large element of this funding is obtained by directly borrowing the relevant currency, some is achieved through currency swaps which can be more efficient and reduce costs and credit exposure. The group uses forward exchange contracts to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. Currency options are occasionally used to hedge foreign exchange exposures, usually when the forecast receipt or payment amounts are uncertain. Details of the contracts outstanding on 31st March 2006 are shown on page 86.

Precious Metal Prices

Fluctuations in precious metal prices can have a significant impact on Johnson Matthey's financial results. Our policy for all manufacturing businesses is to limit this exposure by hedging against future price changes where such hedging can be done at acceptable cost. The group does not take material exposures on metal trading.

All the group's stocks of gold and silver are fully hedged by leasing or forward sales. Currently the majority of the group's platinum stocks are unhedged because of the lack of liquidity in the platinum market.

Risks and Uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the group's long term performance.

Technological Change and Patents

Much of the group's business is focused on selling products which are technologically advanced or employ technologically advanced processes in their manufacture. In most cases these products are subject to continuous improvement as new technology is developed. The group is exposed to the risk that if it does not keep up with changes in the market place its products will no longer be competitive. This is both a threat and an opportunity since Johnson Matthey can gain business as well as lose it. The group's strategy to meet this risk is to invest significantly in research and development to maintain or achieve leadership positions in those markets which offer sufficient added value to justify the long term investment required.

The group's results are also impacted by the status of patents. These include patents which the group itself registers and maintains, as well as the risks arising from new third party patents and the benefits that arise from the expiry of third party patents. All the group's divisions have significant registered intellectual property. Pharmaceutical Materials Division supplies active pharmaceutical ingredients to generic manufacturers and can benefit when third party patents expire. If actual patent lives differ from the expectations of the relevant group business, such as by being extended or successfully challenged, this can affect the group's results. The group has established policies both to monitor its existing patent portfolio and those of third parties, taking appropriate action as necessary in respect of infringement.

Legislation

Much of the stimulus for the development and growth of Johnson Matthey's products arises from new legislation governing the environmental or health impact of its customers' products in different jurisdictions worldwide. This is most significant for Environmental Catalysts and Technologies where historic and future growth depends on global tightening of emissions limits for on road and off road vehicles. Legislation is also relevant for some of the group's other businesses. Process Catalysts and Technologies manufactures products to remove contaminants or to produce particularly pure chemicals. Colour Technologies is supported by legislation phasing out lead, cadmium and other heavy metals from glass and ceramic glazes. The development of the fuel cells industry is also impacted by clean air regulations and the drive towards zero emissions within both local and national legislation.

Whilst the group has benefited considerably from the development of such legislation its growth could be adversely affected if the pace of legislative change slowed significantly. Johnson Matthey monitors the development of legislation globally and coordinates its development work to ensure it can achieve greatest advantage from each new requirement. Regular reviews are undertaken at the business and group level to monitor growth and to investigate other areas of potential if legislation slows.

Global, Political and Economic Conditions

Johnson Matthey operates in over 30 countries around the world including several within Africa, Asia and Latin America. While benefiting from the opportunities and growth in these regions the group is exposed to the economic, political and business risks associated with such international operations. The group encounters different legal and regulatory requirements including those for taxation, environmental, operational and competitive matters. It is exposed to the effect of political risk which can include sudden changes in regulations, expropriation of assets, imposition of trade barriers and wage controls, limits on the export of currency and volatility of prices, taxes and currencies. The group is exposed to possible natural catastrophe risk, for example through major earthquake or flood, and possible terrorist action. Management monitor such risks, maintaining adequate insurance cover and amending business procedures as appropriate to mitigate any exposure while remaining in compliance with local and group requirements.

Environmental Liabilities

The environmental laws of various jurisdictions impose actual and potential obligations on the group to remediate contaminated sites, both those currently owned and, also in some cases, those which have been sold. Johnson Matthey's environmental policies are set out on page 30. The group incurs costs annually in meeting these obligations and also maintains provisions for potential liabilities. If existing provisions are inadequate to cover any liabilities or the associated costs arising from environmental obligations this could materially impact the group's results.

Commercial Relationships

Johnson Matthey benefits from close commercial relationships with a number of key customers and suppliers. The loss of any of these key customers or suppliers, or a significant worsening in commercial terms could have a material impact on the group's results.

Johnson Matthey devotes significant resources to supporting these relationships to ensure they continue to operate satisfactorily. From time to time the group undertakes surveys of customer satisfaction which are reviewed by the board. Some of the relationships are supported by long term contracts, notably the group's relationship with Anglo Platinum.

Foreign Exchange

Johnson Matthey operates globally with the majority of the group's operating profit earned outside the UK. It has significant investments outside the UK with the single largest investment being in the USA. As such the group is exposed to movements in exchange rates between sterling and other world currencies, particularly the US dollar, which could adversely or positively impact results. The group's policies for managing its foreign currency exposures are set out in more detail on page 22.

Precious Metal Prices and Controls

A large proportion of the group's activities involve managing precious metals which have inherent risks associated with them in addition to bringing valuable business opportunities.

While the group could be vulnerable to a global disruption in the supply of platinum group metals, it has access to world markets for these metals and is not dependent on any one source for obtaining supplies for operations.

Precious metals have high prices which can fluctuate significantly and this can have a material impact on Johnson Matthey's results. The group's policies for managing this risk are set out in more detail on page 22. The high value of precious metals means that any process losses could be material and there remains the possibility of theft or fraud. Johnson Matthey has extensive experience in operating with precious metals and employs strict security, assay and other process controls and reviews to minimise any exposure. Policies are reviewed regularly by the Chief Executive's Committee and reported to the Audit Committee.

Pensions

The group's defined benefit pension funds are well funded with a net surplus at 31st March 2006 of £51.5 million (see page 72). However, this position is exposed to the risk of changes in interest rates and the market values of investments as well as inflation and increasing longevity of the members. The assumptions used in calculating the funding position of the pension funds are shown in detail on page 71. These risks are mitigated by paying appropriate contributions into the funds and through an investment asset allocation policy which has a high level of probability of avoiding a material deficit based on the results of an asset / liability matching study.

Operating and Financial Review

Customer Market Dynamics

The group sells products to manufacturers who in turn use these products to serve a diverse range of end markets. The group's performance is therefore impacted by the dynamics of its customers' end markets and their performance within these markets. A significant loss of market share at or by a major automotive customer could negatively impact the group's results. The group also has exposure to the wider automotive sector as a whole which is served by a number of the group's divisions. While global car production levels have some effect on the sales of Johnson Matthey's products, other factors such as tightening emissions legislation and the increasing technical demands from catalysts play a more significant role.

Another key end market is for pharmaceutical products, with Pharmaceutical Materials providing materials used in the manufacture of controlled drugs and anticancer pharmaceuticals. Johnson Matthey's performance is influenced both by growth in these markets and by the market share of its key customers.

Risks are mitigated by monitoring both industry developments and market share at customers to prevent the group from becoming unduly dependent on any single customer.

Competitor Risk

The group operates in highly competitive markets. Significant product innovations, technical advances or the intensification of price competition could all adversely affect the group's results. Johnson Matthey invests significant resources in research and development in order to ensure the introduction of both new products and improved production processes to allow the group to be at the forefront of its chosen markets. The group also continually works to streamline its cost base to ensure it remains competitive.

Litigation and Investigations

The group is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. Failure to comply properly with these laws, regulations and standards could significantly damage the reputation and performance of Johnson Matthey.

Regular internal reviews are undertaken to assess compliance with local and group policies, and provisions are made to rectify or compensate for any breaches. In the ordinary course of business, Johnson Matthey is subject to inspections and monitoring by certain regulatory or enforcement bodies and by the quality departments of some of its major customers. If existing provisions are inadequate to cover any liabilities arising from such investigations this could materially impact the group's results.

Energy and Raw Materials

The group's products contain a broad array of raw materials and its operations require significant levels of energy, notably electricity and natural gas. Any increases or volatility in prices and any significant decrease in the availability of energy or raw materials could affect the group's results. Johnson Matthey coordinates its global purchasing activities to obtain the best possible prices and uses hedging and other contractual means where appropriate to minimise this risk and to benefit where possible.

Credit Risk

Within certain divisions, the group derives a significant proportion of its revenue from sales to major customers. Sales to individual customers are frequently high if the value of precious metals is included in the price. The failure of any such company to honour its debts could materially impact the group's results.

Johnson Matthey derives significant benefit from trading with its large customers and manages the risk at many levels. Each business and division has a credit committee that regularly monitors its exposure. The Audit Committee receives a report every six months that details all significant credit limits, amounts due and amounts significantly overdue within the group and the relevant actions being taken. As at 31st March 2006, no single outstanding balance exceeded 2% of the group's market capitalisation.

Resources

Johnson Matthey has significant resources to support its core businesses. These have been built up over many years and support the group's competitive position in the key markets which the group serves. Johnson Matthey continues to invest in all the areas listed below to maintain its leading market positions.

Employees

Johnson Matthey's most important resource is its people. We have a highly qualified workforce with many of our employees having trained in science and technology. We employ a high proportion of PhDs not only in our research centres but also in many different management positions throughout the company. Johnson Matthey has a low staff turnover (see pages 31 and 32), with many employees staying with the company for their whole careers. We place great emphasis on recruitment and training and our policies in these areas are set out on page 31.

Research & Development

One of the group's strategies is to differentiate ourselves by using our world class technology. We invest significantly in research and development to develop new products and manufacturing processes. We have a group technology centre located at Sonning Common in the UK which is focused on longer term research and has a worldwide reputation for excellence in catalysis and precious metals technology. In addition we have major research centres at Royston, Billingham and Stockton-on-Tees in the UK located close to some of our major businesses. Worldwide we have technical centres in many countries including the US, Japan, Sweden, the Netherlands and Italy.

Johnson Matthey's R&D activities are described in more detail on pages 15 to 17.



Patents and Know-how

Many of the inventions and intellectual property developed as a result of our investment in R&D are patented, and we maintain a large number of families of patents to support our businesses. Equally important is know-how where the group has an extensive knowledge base, particularly in the areas of catalysis and precious metals, which can be used to develop new products and services to meet customer needs.

Commercial Relationships

Many of our businesses provide products and services to other companies and we have developed close working relationships with many of our customers and work in collaboration with them to develop new products. We also have a long standing relationship with Anglo Platinum, the world's largest platinum miner, which has lasted for many decades. Through this relationship Johnson Matthey and Anglo Platinum have developed new markets for platinum group metals which have supported the expansion of the platinum industry over many years.

Manufacturing Technology

Over the last decade the group has invested heavily in new manufacturing capacity and technology. Capital expenditure has run at a high multiple of depreciation (see page 20). As a result of this investment the group has developed an infrastructure of modern facilities located close to our major markets around the world.

Market Position and Reputation

Johnson Matthey is generally ranked number one or two in the major markets in which it operates. The group is a world leader in catalysis and precious metals which provides a strong basis for future development. The company started in 1817 and has a worldwide reputation in the precious metals industry for technical expertise and integrity. Our semi-annual publication 'Platinum' is acknowledged to be the most comprehensive source of information on the platinum industry. We also publish the 'Platinum Metals Review', a leading journal of scientific research on the platinum group metals.





Above: Process catalysts used in the manufacture of hydrogen, methanol and ammonia.

Left: Fine precious metal chemicals.

Right: Ceramics Division's new energy efficient facility at Vall d'Alba, Spain.



Corporate Social Responsibility

Johnson Matthey embraces a culture of continuous improvement in all aspects of corporate social responsibility (CSR). Our business objective is to deliver sustainable increases in shareholder value through consistent and above average growth in earnings per share, with growth in dividends in line with growth in earnings. This is achieved through the development of high added value products and services in areas where our expertise provides competitive advantage, specifically in our chosen fields of catalysis, precious metals, fine chemicals and materials technology. CSR improvement is driven by robust corporate policies, a comprehensive management system and the commitment of our staff. There are three key policy areas which provide the framework for the management of corporate social responsibility: Environment, Health and Safety (EHS); Employment; and Business Integrity and Ethics.

Innovation and technical leadership are at the very heart of our business. We endeavour to apply our expertise to exploiting technology and developing products and services which support sustainable development by creating wealth whilst making a positive contribution to the environment and adding to improved health and social wellbeing. In managing our business we seek to engender these aspirations at all levels of our organisation and to encourage similar sentiments in those with whom we work.

Johnson Matthey operates in accordance with well established ethical, social and environmental policies. Over the last year further initiatives have been undertaken to improve our operational performance in these important areas. Details of these initiatives can be found in the Johnson Matthey Corporate Social Responsibility Report and are presented here in summary. The full report can be found on the company's website at www.matthey.com.

During the year a CSR Compliance Committee was established as a sub-committee of the Chief Executive's Committee (CEC), with specific responsibility for setting and overseeing compliance with the standards for group CSR performance through the development, adoption, dissemination and implementation of appropriate group policies and other operational measures. The introduction of a formal CSR Compliance Committee allows more time to be devoted to these important topics. The CSR Compliance Committee comprises the division directors and senior representatives of Group Legal, Internal Audit and Group EHS. In addition, key CSR issues continue to be reviewed by the CEC on a monthly basis with the Audit Committee reviewing the business risks associated with CSR as a matter of routine.

As outlined in the Corporate Governance section (see page 43) the board has embedded corporate social responsibility into its risk management process. The board reviews CSR matters on a formal basis every year. Corporate social responsibility is championed at the highest level at Johnson Matthey and the board has reviewed and endorsed the full report.

Johnson Matthey Products and Technologies

Many of our products and technologies have a particularly positive social and environmental impact. They range from anticancer compounds to emission control technologies for cars, trucks and buses, with the latter making a vital contribution to improving air quality and public health around the world. In addition, Johnson Matthey products and technologies have a significant role to play in the energy sector as we strive for improved energy efficiency, cleaner lower carbon fuels and ultimately the transition to hydrogen as a key energy carrier in conjunction with carbon capture and sequestration. In this context our products range from chemical process catalysts which improve resource use, yield and overall efficiency of many industrial processes to fuel cell technologies which aim to make an important contribution to the generation of electricity for static and mobile applications with zero emissions at the point of use. The stabilisation of the world's climate will require a significant contribution from industry in exploiting the opportunity to develop more sustainable solutions for its customers and by moving to more resource and energy efficient manufacturing processes. This presents a number of business opportunities where Johnson Matthey products and technologies could be the key enabler in delivering long term environmental benefits to society with the generation of further value for our shareholders. Further details of Johnson Matthey's activities in addressing the challenges of future energy supply and alternative energy sources are described on pages 34 to 37.

Hand in hand with product innovation, product safety is critical to Johnson Matthey and sophisticated systems are in place to ensure that a high level of protection is afforded to our customers.

Whilst Johnson Matthey's main contribution to sustainable development will be through the excellence of our products we also seek to achieve similar levels of excellence in the management of the business and in the quality of our manufacturing operations. Our expertise in processing valuable precious metal materials provides us with a core competence in the conservation, re-use and recycling of natural resources; principles which are applied throughout our business.

Stakeholder Engagement

Johnson Matthey undertakes a wide range of engagement activities focused on communication with individuals and organisations who are impacted by its operations or who may impact on the Johnson Matthey business, both at corporate and divisional level. These include shareholders, fund managers, employees, customers, communities and national and international trade associations. Johnson Matthey has also continued to play a leading advisory role through its participation in a number of sector trade associations and government bodies. The company is actively involved with national and local government to inform the development of policy in areas where Johnson Matthey technology and products can play a pivotal role, for example in improving air quality, enabling the shift towards more sustainable consumption and production and facilitating the transition to a low carbon economy. Further details of Johnson Matthey's stakeholder engagement activities can be found in the CSR report on the company's website at www.matthey.com.

Operating and Financial Review

Total Acid Gas Emissions
Tonnes SO_2 equivalent



1,000
800
600
400
200
0
2001
2002
2003
2004
2005

Total Global Warming Potential
Tonnes CO_2 equivalent ('000)



500
400
300
200
100
0
2001
2002
2003
2004
2005

Energy Consumption
GJ ('000)



6,000
5,000
4,000
3,000
2,000
1,000
0
2001
2002
2003
2004
2005

Water Consumption
Thousands m^3



2,800
2,400
2,000
1,600
1,200
800
400
0
2001
2002
2003
2004
2005

Environment, Health and Safety

Johnson Matthey is firmly committed to managing its activities throughout the group so as to provide the highest level of protection to the environment and to safeguard the health and safety of its employees, customers and the community. The company's EHS policies provide the guiding principles that ensure high standards are achieved at all sites around the world and afford a means of promoting continuous improvement based on careful risk assessment and a comprehensive EHS management system.

The corporate objectives, policies and group EHS management system define accountability and set the standards against which conformance audits are assessed. A fundamental revision of the group EHS management system was undertaken during 2005 to reflect regulatory changes and advances in best practice. These policies were communicated across the group in early 2006. The group EHS management system is available to all employees via the company intranet. A revised health management strategy established in 2005 has been embedded into corporate objectives, policies and the group EHS management system.

EHS compliance audits are an integral part of Johnson Matthey's corporate EHS management system and are vital to the achievement of continuous improvement in all aspects of EHS. All Johnson Matthey operated manufacturing and research and development facilities are included in the audit programme. Audits review conformance with the group EHS management system and compliance with national legislation. The audit frequency for each facility is determined by the scale, inherent risk and past performance of the operation.

Audit reports are rated as excellent, routine, important or very important. The CSR Compliance Committee reviews all audit reports and appropriate follow up is taken on any outstanding issues. A total of 29 compliance audits were completed during 2005/06 against a group target of 25.

ISO 14001

Over the past year continued progress has been made with the implementation of ISO 14001, in line with our target of achieving registration at all major manufacturing sites by 2010. Across the group, 59% of our staff now work at sites with ISO 14001 (an increase of 6% on 2004/05), representing some 4,641 people. In addition a number of sites upgraded their registration to the new ISO 14001:2004 standard.

Five manufacturing sites across the group have already implemented plans to achieve ISO 14001 registration during 2006/07.

Regulation

Johnson Matthey continued to play an active role in industry representations on the proposed Registration, Evaluation and Authorisation of Chemicals (REACH) regulations up to the vote in the EU Parliament and the political decision made by the EU Council in 2005. It is expected that the regulations will be adopted in 2007 without further significant change. As a result, efforts are now focused on the implementation of the regulations and in minimising costs by working with industry consortia within the sectors where Johnson Matthey is active. The costs associated with implementing the regulations remain at an estimated £10 million over a ten year period, assuming collaboration and pooling of costs within the industry. Internal resources will be strengthened as appropriate to ensure the successful implementation of these important regulations.

The European Emissions Trading Scheme operated during the year, having commenced in January 2005. Three European sites fall under the directive, two in Spain and one in the UK. The two Spanish sites continue to operate within their prescribed allowances and the UK site benefits from the opt-out applicable to UK sites participating in the pre-existing Climate Change Agreement Scheme.

Total Waste
Tonnes waste



40,000
30,000
20,000
10,000
0
2001
2002
2003
2004
2005

Annual Accident Rate per 1,000 Employees



35
30
25
20
15
10
5
0
March 01
March 02
March 03
March 04
March 05
March 06
All accidents
> 3 Day accidents

Training

Training is vital to ensuring continuous improvements in environmental, health and safety performance at all our sites. Over the past year staff of all grades have received training from the wide range of courses available, including IOSH (Institute of Occupational Safety and Health) accredited courses on managing safely and site safety practices. Continuing emphasis is placed on process hazard assessment training at all levels in the business. Our major sites employ environment, health and safety training specialists. Expert external trainers supplement in house capabilities where necessary.

During the last year senior managers undertook formal policy awareness training that covered the spectrum of group policies including those applicable to EHS and the revised group EHS management system. In addition many managers completed the IOSH accredited 'safety management for executives' training. This will be ongoing, covering senior as well as middle management within the group.

A major accomplishment this year was the launch of the AirsWeb accident and incident reporting software system. During the year a series of training sessions were completed worldwide on the new system, including briefings for all site, general and senior management within the group.

Environmental, Health and Safety Performance

Johnson Matthey undertakes a comprehensive annual review of group environmental performance covering all manufacturing and research and development facilities. Where necessary, past environmental data has been restated to reflect changes in the business, for example divestments and site closure.

During the year an improvement in our environmental performance has been achieved as a number of initiatives introduced in previous years have yielded reductions in our key emissions. As we seek to continue this trend, the majority of our sites in Europe have set new environmental improvement targets this year, with major sites across the rest of the world due to set their targets during 2006/07.

The introduction of a formal reporting system for all types of occupational illness has improved identification and provided a more accurate measurement of the incidence of such conditions. Sickness absence performance will now be reported formally and will receive greater management attention. The incidence of occupational asthma and dermatitis has been benchmarked against the rest of the chemical industry. These conditions have been allocated the highest priority for investment in risk reduction measures in order to reduce their incidence.

More emphasis will also be placed on ergonomic risk management to prevent musculoskeletal conditions and on wellness programmes to improve musculoskeletal health and reduce susceptibility to such injuries.

Accidents are actively monitored and detailed statistics are compiled monthly at a group level. Our performance has shown an improvement over the past year with a reduction in the incidence of greater than three day accidents at Johnson Matthey from 6.39 to 4.35 per 1,000 employees. The group target to reduce the greater than three day accident rate to 5.00 before the year 2008 was surpassed in September 2005. The total number of accidents that resulted in lost time was 84, a 33% reduction compared to the previous year. During the same period there was a decrease in the number of days lost per year per 1,000 employees from 248 to 103.

Regrettably, an employee of Precious Metal Products Division's Precision Castings business at St Catharines, Canada, sustained a serious head injury at work while operating a hand held grinding tool and subsequently died from these injuries. A full investigation, led by the local authorities, has been completed and Johnson Matthey awaits the outcome of their findings. This was the first fatality within Johnson Matthey in over 25 years.

During the year Johnson Matthey was prosecuted by the Health and Safety Executive in connection with an incident at the Brimsdown, UK plant where an employee was seriously injured during the operation of a reverberatory furnace in 2002.

The company pleaded guilty and was fined £50,000 in January 2006.

A number of safety themed seminars have been completed in order to raise awareness of pertinent safety issues and share best working practices across the group. Seminars undertaken during the past year included 'machinery safety' and 'chlorine use in the refining and manufacture of pgm salts'.

The AirsWeb accident and incident reporting system has been successfully introduced and sites worldwide are using it for reporting accidents to group. A significant number of sites are also using AirsWeb to report on non-injury incidents, learning incidents, environmental incidents and cases of occupational illness.

Environmental, Health and Safety Targets

Johnson Matthey aims to continually improve environmental performance. During 2005 the company established five year absolute reduction targets at the majority of its European sites covering environmental impacts pertinent to the specific facility or operation. Examples of the targets set include:

- A 50% reduction in the amount of waste produced at Joiners Square, Stoke-on-Trent, UK (Ceramics Division) by improving the clay body manufacturing process and the development of raw material recycling systems.
- A 10% reduction in the total annual energy usage at Noble Metals, Royston, UK (Precious Metal Products Division) by investment in improved technology induction furnaces.
- A reduction in process wastewater of 50% at Emmerich, Germany (Catalysts Division) by means of ion exchange and osmosis technologies that will reduce the demand for fresh water by recycling used process water.

Each business will develop and implement an annual health management plan to target investment in programmes that will have the greatest impact on reducing health risks and costs and improving productivity. A specific target has been set for all businesses to improve occupational illness identification and management.

One of the key aims of Johnson Matthey is to demonstrate continuous improvement in safety performance. With the attainment of the group target to reduce the greater than three day accident rate to 5.00 in September 2005, the CEC has set a new group target of zero greater than three day accidents. The new target was introduced from April 2006.

The Ceramics Division has set a target that all manufacturing sites within the division will attain OHSAS 18001 registration before 2010.

Environmental, Health and Safety Policy Statement

The Chief Executive's Committee formulates and agrees a written policy statement which forms the basis of the group EHS management system. The board approves this policy statement which is signed by the Chief Executive and is available at each site throughout the Johnson Matthey group, as well as being published externally.

This policy and its associated procedures are designed to achieve the following corporate objectives:

- That all locations meet legal and group environment, health and safety requirements.
- That the design, manufacture and supply of products is undertaken so as to satisfy world class standards of health, safety, environmental management and resource efficiency.
- That management systems are effective in maintaining standards and fulfilling the challenge of securing continuous improvement in environmental, health and safety performance.

In order to achieve these objectives we will:

- Provide leadership and commitment as an expression of the importance that the board and the senior management team places on EHS issues.
- Ensure accountability by holding corporate management and senior executives within each operating division and business unit responsible for EHS performance.
- Provide the financial and human resources to allow EHS issues to be given an appropriate level of priority.
- Provide good communication internally and externally and encourage employee involvement and cooperation at all levels in the organisation in meeting EHS objectives.
- Ensure competence on EHS matters through education, training and awareness at all levels in the organisation, including creating an understanding of individual responsibilities for health, safety and the environment.
- Undertake assessments to identify the risks to health, safety and the environment from company operations and ensure that appropriate control measures are implemented.
- Ensure that new investments incorporate best practice and promote innovation through their design and operation to eliminate or minimise risks to health, safety and the environment.
- Investigate incidents to identify the root cause and take action to prevent recurrence.
- Promote programmes to achieve energy and resource efficiency.
- Set key corporate objectives and performance targets that can be measured and assessed, reporting results in a meaningful and transparent way both internally and externally.
- Undertake regular EHS inspections and audits of operations, and review performance, to ensure continuous improvement in EHS management.

The group EHS management system is reviewed regularly to ensure that it reflects international best practice and our growing understanding of the practical application of sustainable development.



Human Capital Management

Johnson Matthey's people are the group's most valuable resource. We are committed to recruiting high calibre employees and providing them with the information, training and working environment they need in order to perform at the highest standards. We encourage all our employees to develop to their maximum potential and we are committed to supporting them with effective human resources policies and practices that are strategically linked to the needs of our business and our customers.

Implementation of Johnson Matthey Human Resources Policies

Johnson Matthey's people policies are implemented through the corporate human resources standards which set requirements for operations throughout the group to follow. These standards are supported either by detailed regional procedures and / or business unit procedures. Policies reflect both regional best practice and local legislation. Site specific human resources policies and procedures are communicated to staff at inductions and through staff handbooks. Human resources policies and risks are examined by the Chief Executive's Committee and the CSR Compliance Committee.

Employment Policies

Equal Opportunities
It is the policy of the group to recruit, train and develop employees who meet the requirements of the job, regardless of gender, ethnic origin, age, religion or sexual orientation. Disabled people and employees who become disabled are offered employment consistent with their capabilities. The business values the diversity of its people and employment applications are welcomed from all sections of the community including minority groups.

Training and Development of People
Johnson Matthey recognises the importance of recruiting the very highest calibre of employees, training them to achieve challenging standards in the performance of their jobs, and helping them develop to their maximum potential.

Our policy requires careful and regular reviews of organisation structure, succession planning and the development of high potential people to meet our business goals. The Management Development and Remuneration Committee of the board takes a special interest in ensuring compliance with the Training and Development of People Policy objectives to:

- Ensure highest standards in the recruitment of employees.
- Assess training needs in the light of job requirements.
- Ensure relevance of training and link with business goals.
- Employ and evaluate effective and efficient training methods.
- Promote from within, from high potential pools of talent.
- Understand employees' aspirations.
- Provide development opportunities to meet employees' potential and aspirations.

Johnson Matthey recognises the need to maintain its ability to recruit well qualified staff to support the development of the business in new and emerging markets. This challenge will be met through appropriate manpower planning, local recruitment and the encouragement of international mobility. An increasing level of training and development activity within Asia has been established to reflect the growing importance of this region to the business. In addition to local process operator training, supervisor development and management initiatives, there have been two major cross divisional programmes for managers from within the Asian region, centred in Tokyo, Japan in July 2005

Total Employees by Region
Average headcount for calendar year 2005


Rest of World 644
Asia 683
Europe 3,951
North America 2,126

Total Employees by Division
Average headcount for calendar year 2005


Corporate 251
Ceramics 710
Pharmaceutical Materials 585
Catalysts 4,030
Precious Metal Products 1,808

Gender by Region
As at 31st December 2005


% Male
% Female
100
80
60
40
20
0
Europe
North America
Asia
Rest of World
Group

Employee Turnover by Region
For calendar year 2005 (%)


Voluntary employee turnover
Employee turnover due to restructuring, divestment or retirement
15
12
9
6
3
0
Europe
North America
Asia
Rest of World
Group

and Shanghai, China in March 2006. Cross cultural awareness training continues to be an important component of career foundation, middle manager and senior manager development worldwide.

Johnson Matthey continues to have a steady requirement for high calibre graduate recruits to meet immediate technical and commercial job needs and for development to meet future management requirements throughout the group. The combination of direct scientific contact with key university departments and a streamlined recruitment procedure ensures a reliable supply of high calibre applicants worldwide.

Employee Relations and Communication

The quality of its employee relationships is a priority for Johnson Matthey. The company has a low voluntary staff turnover (8.0% in the calendar year 2005) with many employees staying with the company for their whole careers.

Johnson Matthey recognises the importance of effective employee communications and particularly the value of face to face dialogue. Information and comment is exchanged with employees through the company's in house magazine, regular news bulletins, presentations to staff and team briefings. Employees are also encouraged to access the company's intranet and website.

Johnson Matthey continues to maintain good and constructive relations with all recognised trade unions which collectively represent 36% of all group employees worldwide.

Johnson Matthey facilities have established policies and procedures through which employees can raise employment related issues for meaningful consideration and resolution. These arrangements have been further strengthened during the year and in the US a confidential telephone helpline has been established to give all employees the means to raise any issue of personal concern.

The company supports employee share ownership and where practicable offers employees the opportunity to participate in share ownership plans which provide the facility to purchase company shares with a company funded matching component. Employees in six countries worldwide are able to contribute to a company share ownership plan or a 401k approved savings investment plan. Through these ownership plans Johnson Matthey current and former employees collectively held 1.4% of the company's shares at 31st March 2006. During the year the company's annual share matching contribution amounted to 2.0% of profit before tax, impairment and restructuring costs.

Johnson Matthey also sponsors pension plans for employees of its operations throughout the world. These pension plans are a mixture of defined benefit or defined contribution pension arrangements, savings schemes and provident funds designed to provide appropriate retirement benefits based on local laws, custom and market practice.

Activities over the Last Year

There have been a number of key development initiatives at Johnson Matthey sites during the past year. Improvements to employee communications have focused on the use of site satisfaction and attitude surveys as a means of strengthening and enhancing the two way dialogue with employees.

A particular feature of these activities has been the continuing development of flexible working arrangements and the further promotion of employee wellbeing through lifestyle awareness and health education and screening programmes.

In 2005/06 a major initiative was launched to provide policy awareness training for senior managers covering their responsibilities for compliance with Johnson Matthey policies for employees, commercial contracts and the management of company assets. Over 100 senior managers will attend these seminars during the first year. A parallel programme of e-learning is also underway in the US.

Social and Ethical Matters

Business Integrity and Ethics Policy Statement

A reputation for integrity has been a cornerstone of Johnson Matthey's business since Percival Norton Johnson founded it in 1817. It gives customers the confidence that the company's products meet the standards claimed for them and that they may safely entrust their own precious metals to Johnson Matthey for processing and safe keeping. Employees at all levels are required to protect Johnson Matthey's reputation for integrity.

The company strives to maintain the highest standards of ethical conduct and corporate responsibility worldwide through the application of the following principles:

- Compliance with national and international laws and regulations is required as a minimum standard.
- Reputable business practices must be applied worldwide.
- Conflicts of interest must be declared and appropriate arrangements made to ensure that those with a material interest are not involved in the decision making process.
- Improper payments of any kind are prohibited, similarly no gift whose value is material and which may be interpreted as a form of inducement should be accepted or offered by Johnson Matthey employees.
- Reporting of business performance should be undertaken in such a way that senior management is fully and properly informed concerning the business' true performance, risks and opportunities in a timely manner.
- Ethical issues must be dealt with in an efficient and transparent manner.
- A positive contribution to society as a whole, and specifically to the communities in which we operate, must be ensured.
- We must seek to influence our suppliers to operate to similar high standards as ourselves.

We support the principles set out within the United Nations Universal Declaration of Human Rights and International Labour Organisation Core Conventions.

All employees have a duty to follow the principles set out in this policy statement. It is the responsibility of directors and senior management to ensure that all employees who directly or indirectly report to them are fully aware of Johnson Matthey's policies and values in the conduct of the company's businesses. It is also the responsibility of directors and senior management to lead by example and to demonstrate the highest standards of integrity in carrying out their duties on behalf of the company. These issues are further safeguarded through corporate governance processes and monitoring by the board and sub-committees of the board.

Supply Chains

Management of the supply chain and contractor activities is a core component of the group EHS management system. Whilst we are confident of the human rights performance of our own operations we recognise that business practices in the supply chain are not always transparent and represent a risk that must be managed.

Community Engagement Activities

Johnson Matthey is actively involved in programmes worldwide that promote good community relations to foster a relationship of understanding, trust and credibility. Guidance on site requirements is detailed in the group EHS management system.

An annual review of community engagement activities across the group has been carried out and shows that 95% of all Johnson Matthey operations with over 50 employees participate in activities within their local communities, a similar percentage to last year. These activities are wide ranging and include charitable giving, support for educational projects, the advancement of science and economic regeneration projects. Johnson Matthey employees also participate in activities or hold community related roles outside of the work environment. The company is supportive of this broader community engagement, allowing employees time off during working hours as appropriate. Overall, there has been an increase in the number of Johnson Matthey sites both large and small that participate in community engagement activities. The review demonstrates that more sites are setting objectives and have specific budgets allocated to their community programmes.

We will continue to encourage sites worldwide to engage and invest in their local communities. Over the next year, community engagement activity plans at sites worldwide will be supported by further development of group guidelines and tools to assist their implementation, as well as sharing of best practice. A review of site community engagement activities will be conducted once again and we will continue to focus on how best to measure and improve the impact of our community involvement.

Charitable Programmes

Johnson Matthey's long history of support for charitable causes is matched today through programmes at both a group and a business unit level. The causes supported are aligned to issues to which the Johnson Matthey business makes a contribution and issues on which employees are passionate.

In 2005/06, Johnson Matthey supported 51 charitable causes through its corporate annual donations programme. These included support for organisations working in the areas of arts and the environment, medical and health, science and education and social welfare. 53% of these corporate donations were in support of social welfare causes. A total of 24 additional charitable causes received one-off donations through the corporate programme during the year.

In the UK, Johnson Matthey continues to operate its annual Charity of the Year programme and employee views are considered when deciding on the charity. Breakthrough Breast Cancer was chosen as our charity of the year for 2005/06 and further details on the partnership are available in the CSR report. Johnson Matthey sites around the world also lend support to many other charities locally and nationally through donations, employee time or loans of company facilities.

In response to the Asian Tsunami disaster, Johnson Matthey pledged US$100,000 to go towards specific reconstruction projects in the affected area. Three projects in Sri Lanka have now been identified and funds allocated, further details of which can be found in the CSR report.

Operating and Financial Review

In the financial year to 31st March 2006 Johnson Matthey donated £340,000 to charitable organisations. This figure only includes donations made by Johnson Matthey and does not include payroll giving, donations made by staff or employee time. The company made no political donations in the year.

Verification

The board, Audit Committee, Chief Executive's Committee and CSR Compliance Committee review CSR issues as part of the company's risk management processes. A review of site based environment, health and safety reporting systems forms part of the group environmental, health and safety audit programme. The board believes that the measures taken to review the CSR information provide a suitable level of confidence without external audit. Johnson Matthey utilises external specialists where specific CSR issues are identified.

Case Study

Energy, a World in Transition

Headlines and news stories highlighting concerns over future energy supplies, alternative energy sources and a shift towards a low or zero carbon economy are now commonplace. We are currently living in a 'carbon world' where most of our energy is derived from fossil fuels and the impact of the resulting carbon dioxide (CO_2) emissions on the atmosphere is well publicised. There is a growing and urgent consensus that we need to reduce worldwide carbon emissions through the more efficient use of energy and the introduction of alternative energy sources, so starting a transition towards a lower carbon and ultimately a hydrogen economy. As energy prices rise the focus of the debate is on finding technological solutions to the problem. Part of the solution is dependent on industry offering more sustainable products and energy efficient manufacturing processes to its customers and there are numerous challenges associated with addressing these issues. Many offer current and future business opportunities for Johnson Matthey where new technology will be a key enabler in delivering benefits to society and the generation of further value for shareholders.

Creating Business Opportunities

Stabilising and ultimately reducing the world's CO_2 levels will require massive changes right across the energy supply, generation and distribution network. The efficiency balance between central and distributed power generation is an important factor, as is the capture of CO_2 when it is produced. Bringing about energy efficiency improvements and mitigating the CO_2 problem whilst securing energy supplies will require a number of innovative technology approaches. Johnson Matthey has a range of products that offer such sustainable solutions and is developing new technology to meet the challenges associated with meeting our future energy needs. Alongside these developments Johnson Matthey is also focused on the introduction of new process technology and initiatives to minimise the environmental impact and improve the energy efficiency of its own manufacturing operations.

Johnson Matthey Products, Technology and Research

Business Opportunities in Today's Carbon World

In today's carbon world where fossil fuels are the dominant source of both energy and many raw materials, Johnson Matthey's products and technologies are already helping to improve the resource efficiency of our industrial customers, clean and purify fuels before use and contribute to the reduction of emissions and the abatement of greenhouse gases.

Johnson Matthey is a world leader in the manufacture and development of chemical process catalysts which are used in a range of industrial processes. These include the generation of commodity feedstocks such as hydrogen, methanol and ammonia and the manufacture of chemical intermediates as well as other speciality chemicals and pharmaceuticals. The effective use of catalysts in industrial manufacturing processes delivers substantial benefits in terms of both economics and environmental burden. A well designed catalyst allows chemical reactions to proceed under less harsh plant operating conditions (for example lower temperature and pressure) and enables a more efficient conversion of the raw materials to the desired end product with the minimum of waste. Offering catalyst products with increased lifetimes means that in most processes, catalysts can be used for several years before replacement. Additionally, in many cases spent catalyst products are recovered and reprocessed, providing a high level of recycling.

As we continue to draw from the world's fossil fuel resources, a number of the feedstocks used (including sour crude oil and coal) are becoming progressively 'heavier' and 'dirtier' at source, and contain significantly higher levels of impurities such as sulphur which must be removed prior to commercial or domestic use. Johnson Matthey's portfolio includes catalysts for the generation of hydrogen gas used for the hydrocracking of heavy oil fractions into cleaner 'light' fuel products such as jet fuel, diesel and LPG. Johnson Matthey also supplies a wide range of purification catalysts used to remove contaminants such as chlorine, hydrogen sulphide, carbonyl sulphide and mercury from natural gas and other gaseous and liquid hydrocarbons.

A serious threat to world CO_2 stabilisation and air quality is the inevitable increase in the use of coal. The world has large reserves of coal and its use in power generation has already increased significantly as oil and gas prices have increased. In addition, dramatic further rises in coal consumption are forecast as developing countries such as China and India, lacking significant indigenous oil and gas reserves, install new generating capacity using this fuel. Unless coupled to new clean technology, these old processes can be particularly polluting. Coal can be converted to syngas (a mixture of hydrogen and carbon oxides) by a gasification process. CO_2 can then be chemically removed and sequestered to purify synthesis gas for fuel or chemical synthesis. Synthesis gas produced directly from coal can be optimised to manufacture methanol and this itself is a useful starting material for a range of chemical products. Numerous purification and catalytic steps are required in many of these processes and Johnson Matthey supplies engineering technology and catalyst products for several of these stages. Further developments of these technologies are also key R&D goals for the company.



Alongside a range of catalysts and technologies for the cleaner and more efficient use of existing carbon based resources, Johnson Matthey has also developed products for the abatement of the harmful greenhouse gases produced by some industrial processes. Nitrous oxide (N_2O) is a greenhouse gas with a global warming potency 310 times that of CO_2. It is a component of emissions from some chemical processes, including those used in the manufacture of nitric acid and caprolactam. Environmental regulations to limit N_2O emissions are likely to be implemented within the EU by 2008 and with the recent introduction of incentives provided by the Clean Development Mechanism (CDM) and Joint Implementation (JI) Projects under the Kyoto Protocol, interest in N_2O abatement technology from the nitric acid industry has increased. Johnson Matthey's Amoxis-Hybrid™ catalyst technology has the capability to achieve up to 90% reductions in N_2O emissions in both nitric acid and caprolactam manufacturing processes and is specifically available for N_2O abatement projects under the Kyoto Protocol.

Enabling Technologies for a Lower Carbon World

The transition towards a low carbon emissions economy is accompanied by the further introduction of technologies and processes that reduce or eliminate carbon containing emissions to atmosphere. In response to rapidly escalating gas and electricity costs and the increasing environmental concern surrounding the effects of burning fossil fuels, Johnson Matthey's Ceramics Division has recently launched its ThermECO technology. The manufacture of ceramics is an energy intensive process and the ThermECO range of ceramic clay body and glaze products allows sanitaryware and tableware manufacturers to process their products at significantly lower operating temperatures, reducing their energy usage and hence their CO_2 emissions.

Distributed power generation at point of use has the potential to be significantly more energy efficient than centralised power generation because the transmission losses are less and any waste energy can also be used for heating or cooling purposes. Fuel cells are particularly suited to distributed generation since they are highly efficient, quiet, non-polluting and are scalable from watts to mega watts. Johnson Matthey continues to invest in fuel cell component development, working with leading system manufacturers on a range of fuel cell technologies. Early markets for fuel cells are now beginning to be commercialised, covering applications such as backup and uninterruptible power systems as well as battery replacement for electronic items.

Given that fossil fuelled centralised power generation will remain an important part of the world's energy supply network for the foreseeable future, carbon capture and storage (CCS) technologies are gaining increased public, commercial and governmental recognition as a route to reducing carbon emissions. CCS involves the development of processes and systems that capture and store CO_2. Storage would typically be in exhausted oil and gas wells, where the injection of CO_2 can also have the added benefit of improving yield from the well. One example of CCS is a large scale plant in which a hydrocarbon fuel (for example natural gas or LPG) is reformed and purified in several catalytic steps to produce hydrogen and CO_2. The two gases are separated and hydrogen is used as a fuel whilst CO_2 is injected and stored underground. Johnson Matthey has key enabling technology relevant to this and other CCS processes.

Biomass offers a sustainable alternative to petrochemical feedstocks for the development of carbon neutral processes and current high oil prices are stimulating interest in this area. Johnson Matthey's Davy Process Technology business has demonstrated how industry can manufacture commodity chemicals from renewable materials. The company has developed and licenses several sustainable process technologies.



One example is a process for the manufacture of natural detergent alcohols (used to make detergents and cosmetics) from coconut and palm kernel oils and a number of commercial scale plants have been licensed around the world. Another sustainable process technology that has been successfully licensed is for the manufacture of ethyl acetate, a commodity solvent used in the chemical industry. Our new green technology enables the manufacture of ethyl acetate directly from bio-ethanol, a natural fermentation product from crop starch. Ethyl acetate is an important industrial solvent which degrades in the atmosphere to carbon dioxide and water. Consequently the Davy Process Technology bio-process route is carbon neutral and this is a distinct improvement over the conventional multi-stage processing of petrochemicals that are derived from fossil fuels.

Enabling Technology for a Hydrogen Economy

With the growing realisation that the world must reduce its dependence on polluting and finite fossil fuel resources, the longer term scenario for future energy supply is the 'hydrogen economy' where hydrogen generated from low or zero carbon sources is used in place of hydrocarbon fuels as a way of transporting energy around the world.

Hydrogen can be derived in many different ways and offers the potential to be an alternative or additional energy carrier to power our homes and workplaces, transport and industry. Johnson Matthey has a broad range of skills in hydrogen processing ranging from the catalysts and technologies used in its generation, to the materials used for its storage and the development of systems to use it in fuel cells. As the market for hydrogen develops and the scale and nature of the processing required in enabling its use as a viable fuel expands, Johnson Matthey is well placed to benefit from its considerable expertise in this area.

Fuel cell technology, which has applied catalysis expertise at its core, is by far the most efficient way of producing electricity from hydrogen, the only by-product being pure water. Through its dedicated Fuel Cells business, Johnson Matthey is developing enabling technology for this new industry. However, even with the increased efficiency of fuel cells, a truly sustainable hydrogen economy will require that the hydrogen is produced from renewable resources such as biomass or renewable electricity and our scientists are working on a range of applications in this area. Johnson Matthey is also addressing the issue of how hydrogen will be transported and stored. For example, work is well underway to develop novel materials that will allow low pressure storage of hydrogen on board vehicles without compromising their performance or range.

Initiatives for Sustainable Manufacturing Processes

We have seen how Johnson Matthey's existing products and developmental technologies can contribute towards more sustainable use of the world's resources. The company is also focused on minimising the impact of its own manufacturing processes through process modifications and the introduction of initiatives which deliver environmental, energy and cost saving benefits for the business.

Johnson Matthey actively seeks to improve its energy efficiency through its capital expenditure projects, participation in energy user groups and through input and response to a range of broader initiatives and regulatory issues. Combined heat and power (CHP) plants at our Royston and Brimsdown, UK facilities have been operational since 2002 and the West Deptford, US CHP unit was brought on line in 2003. All three have delivered more efficient point of use generation of electricity in addition to steam and hot water which are used to provide heat for other duties on site. CHP also delivers significant reductions in emissions when compared to centrally generated power.

The introduction of the Climate Change Levy (CCL) by the UK Government in 2000 has resulted in a thorough review of Johnson Matthey's energy utilisation throughout its UK operations. A series of incremental improvements and investments in current energy efficient technologies has put us on track to meet our 20% reduction target by 2010. The combined performance of our Royston and Brimsdown sites has already exceeded the milestone target, achieving a 30% reduction. The company has also increased its focus on internal environmental target setting by sites worldwide and with this has actively encouraged the inclusion of energy efficiency targets.

Johnson Matthey recognises the value and benefits that can be derived from good communication and knowledge sharing across the group and at all levels of business activity. An energy user group has been formed at our Royston, UK site with representatives from all businesses to explore and share best practice on energy efficiency. Since its formation in October 2005, the group's output has already yielded initial ideas for energy saving initiatives and in view of the positive outcomes so far, plans are underway to set up a global Johnson Matthey energy user group. As demand for Johnson Matthey's emission control technologies continues to grow, the Environmental Catalysts and Technologies business has focused on increasing plant uptime to deliver both cost and energy saving benefits. The implementation of initiatives derived through working groups has yielded significant economic and environmental benefits including increased plant uptime, more efficient use of raw materials and an overall decrease in the energy required per unit of product.

As well as adopting current energy efficient technologies in its operations, Johnson Matthey, in collaboration with other key stakeholders, is working hard with the UK government and other bodies to create the public / private partnerships and policy mechanisms required to stimulate the development of truly innovative environmental technologies. The success of this initiative would allow dramatic improvements in CO_2 emissions across the UK.

Working Towards a Sustainable Future

As the global trend continues towards improved energy efficiency and the adoption of alternative energy resources, Johnson Matthey products and technologies have an increasingly significant role to play both now and in the future. We remain focused on innovation and development to deliver sustainable solutions for our customers and on minimising the impact of our own manufacturing processes. The changing dynamics of global energy source and supply continue to present opportunities for Johnson Matthey to make a positive contribution to society as a whole whilst delivering long term value for our shareholders.

Board of Directors



From left to right:

L C Pentz BS ChE, MBA
Executive Director, Environmental Catalysts and Technologies age 51; joined Johnson Matthey in 1984; appointed Division Director, Process Catalysts and Technologies in 2001 after having he'd a series of senior management positions within Catalysts Division in the US. Appointed Executive Director, Process Catalysts and Technologies in August 2003 and to his current position in July 2004.

M B Dearden MA
Age 63; appointed a non-executive director in April 1999. Currently Chairman of Minova International Limited and a non-executive director of The Weir Group Plc and Travis Perkins plc. Previously Chief Executive of Castrol International and a main board director of Burmah Castrol plc. A, M, N

C D Mackay MBA, MA
Age 66; appointed a non-executive director in January 1999. Currently Chairman of TDG plc, Chairman of the Board of Trustees of Historic Royal Palaces and a member of the board of INSEAD. Previously Chairman of the Eurotunnel Group and Group Chief Executive and Deputy Chairman of Inchcape plc. Has also served on a number of boards including those of HSBC Holdings plc, British Airways plc, Gucci Group NV and Thistle Hotels plc. A, M, N

J N Sheldrick MA, MSc, FCMA, FCT
Group Finance Director, age 56; joined Johnson Matthey as Executive Director, Finance in September 1990 and assumed current job title in September 1995. Previously Group Treasurer of The BOC Group plc and a non-executive director of API Group Plc. Currently a non-executive director of GKN plc.

N A P Carson BSc
Chief Executive, age 49; joined Johnson Matthey in 1980; appointed Division Director, Catalytic Systems in 1997 after having held senior management positions in the Precious Metals Division as well as Catalytic Systems in both the UK and the US. Appointed to the board as Managing Director, Catalysts & Chemicals in August 1999 and additionally assumed board level responsibility for Precious Metals Division in August 2002. Appointed Chief Executive in July 2004. Currently Chairman, Business Taskforce on Sustainable Consumption and Production. Previously a non-executive director of Avon Rubber plc.

A M Thomson MA, CA
Age 59; appointed a non-executive director in September 2002. Currently Finance Director of Smiths Group plc. He was previously Finance Director of the Rugby Group PLC and a non-executive director of Laporte PLC. Prior to that he had held a succession of senior financial positions with Courtaulds, Raychem Ltd. and Rockwell International. A, M, N

Sir John Banham
Chairman, age 65; joined Johnson Matthey as Chairman Designate in January 2006; appointed Chairman on 1st April 2006. Currently Chairman of Spacelabs Healthcare Inc. and the Senior Independent Director of Amvescap PLC and Cyclacel Pharmaceuticals Inc. He was previously a director at McKinsey & Company, the first Controller of the Audit Commission and is a former Director General of the Confederation of British Industry. Previously a director of National Power and National Westminster Bank, and Chairman of Tarmac plc, Kingfisher plc, Geest plc, Whitbread PLC and Cyclacel Plc. N

D W Morgan MA, ACA
Executive Director, Group Corporate Development, age 48; joined Johnson Matthey in 1988 as a Division Finance Director. Appointed an executive director in August 1999. Responsible for the group's corporate development activities and legal and secretarial affairs. In addition, assumed board level responsibility for Colours & Coatings Division and the company's central research activities in August 2002. Following the restructuring of Colours & Coatings Division is now responsible for Ceramics Division. Currently a member of the International Advisory Board of Conduit Ventures Limited.

I C Strachan
Age 63; appointed a non-executive director in January 2002. Currently a non-executive director of Reuters Group plc, Transocean Inc., Xstrata plc and Rolls Royce Group plc. Previously Chairman of Instinet Group Inc., Deputy Chairman of Invensys Plc, Chief Executive of BTR plc and Deputy Chief Executive of Rio Tinto plc. A, M, N

P N Hawker BSc, PhD, FRSC
Executive Director, Process Catalysts and Technologies and Pharmaceutical Materials, age 53; joined Johnson Matthey in 1985 as Research & Development Manager and was subsequently Managing Director, Autocatalysts Europe and Division Director, Environmental Catalysts and Technologies. Appointed Executive Director, Environmental Catalysts and Technologies in August 2003. He was appointed Executive Director, Process Catalysts and Technologies in July 2004 and assumed additional responsibility for Pharmaceutical Materials Division in April 2006.

R J W Walvis
Age 59; appointed a non-executive director in September 2002. Currently a non-executive director of Balfour Beatty plc, an Adviser to Amerada Hess Corporation Inc. and Chairman of the Supervisory Board of Allianz Nederland Group NV. He was previously Chairman, Global Corporate Centre, Shell International Limited and prior to that held a series of senior management positions within the Royal Dutch Shell Group. A, M, N

Committees of the Board

- **A** Audit Committee
- **M** Management Development and Remuneration Committee
- **N** Nomination Committee

Other Senior Management

Catalysts

S M Christley *Division Finance Director,* Environmental Catalysts and Technologies

P C Framp *Managing Director,* Environmental Catalysts and Technologies, Europe

A M Myers *President,* Environmental Catalysts and Technologies, North America

D W Prest *Director, Heavy Duty Diesel,* Environmental Catalysts and Technologies

J F Walker *Managing Director,* Environmental Catalysts and Technologies, Asia

N P H Garner *Division Finance Director,* Process Catalysts and Technologies

M T Durney *President,* Catalysts and Chemicals

A C Hurst *Managing Director,* Tracerco and Titanates

B C Singelais *Vice President,* Research Chemicals

D J Tomlinson *President,* Davy Process Technology

N Whitley *Managing Director,* Ammonia, Methanol, Oil and Gas

J C Frost *Director,* Fuel Cells

Precious Metal Products

W F Sandford *Division Director*

B M O'Connell *Division Finance Director*

M Bedford *Director,* Precious Metals Marketing

C C Howlett *General Manager,* Noble Metals, Europe

J D Malanga *General Manager,* Noble Metals, North America

A J McCullough *General Manager,* Gold, North America

J J W Murkens *Managing Director,* Colour Technologies

G P Otterman *Managing Director,* Pgm Refining

M C F Steel *Market Research and Planning Director,* Precious Metals Marketing

H Yap *Managing Director,* Precious Metal Products, Hong Kong

Pharmaceutical Materials

F K Sheffy *Division Director*

A J Caruso *Division Finance Director*

J B Fowler *Vice President and General Manager,* Pharmaceutical Materials

R M Kilburn *Vice President,* Pharma Services

D S Mercer *Managing Director,* Macfarlan Smith

Ceramics

V Ros *Division Director*

S J O'Toole *Division Finance Director*

P Branco *Managing Director,* Ceramics, Portugal and Brazil

J Cabedo *General Manager,* Tile, Spain

J Montoliu *Managing Director,* Zircon, Spain and USA

C Ricotta *Managing Director,* Ceramics, Asia

G Romani *Managing Director,* Ceramics, Italy

Corporate

G J Coates *Group Treasurer*

S Farrant *Company Secretary and Senior Legal Adviser*

I D Godwin *Director, Investor Relations and Corporate Communications*

V E Gough *Group Reporting Controller*

T Hassan *Group Business Development Director*

I B C Huddart *Group Taxation Manager*

B A Murrer *Director,* Technology Centre

I F Stephenson *Director,* Group Systems, Environment, Health and Safety and Human Resources

Directors' Report

The directors submit to shareholders their one hundred and fifteenth annual report, together with the audited accounts of the group for the year ended 31st March 2006.

Principal Activities

A review of the group's principal activities and an indication of likely future developments are set out in the Operating and Financial Review on pages 6 to 37. A description of the group's activities in research and development can be found on pages 15 to 17 in the Operating and Financial Review.

Business Review

The company is required to set out in this report a fair review of the business of the group during the financial year ended 31st March 2006 and of the position of the group at the end of that financial year and a description of the principal risks and uncertainties facing the group (known as a 'Business Review'). The information that fulfils the requirements of the Business Review can be found in the following sections of the Operating and Financial Review: Review of Results 2005/06 on pages 7 and 8, Operations on pages 8 to 17, Financial Review on pages 18 to 22, Risks and Uncertainties on pages 22 to 24, Resources on pages 24 and 25 and Corporate Social Responsibility on pages 27 to 37, which are incorporated in this report by reference.

Dividends

The interim dividend of 9.1 pence per share (2005 8.7 pence) was paid in February 2006. The directors recommend a final dividend of 21.0 pence per share (2005 19.0 pence) making a total for the year of 30.1 pence per share (2005 27.7 pence).

A dividend reinvestment plan is in place which allows shareholders to purchase additional shares in the company with their dividend payment. Further information and a mandate can be obtained from Lloyds TSB Registrars whose details are set out on page 113.

Share Capital

Details of shares allotted during year are set out in note 30 on page 94.

At the 2005 annual general meeting (AGM), shareholders renewed the company's authority to make market purchases of up to 21,953,598 ordinary shares. No shares were purchased under this authority during the year ended 31st March 2006 and at the forthcoming AGM the board will again seek shareholders' approval to renew the annual authority for the company to make purchases of its own shares through the market.

The Johnson Matthey Share Retention Trust purchased 1,893,000 shares during the year at a net cost of £25.3 million.

Employee Share Schemes

At 31st March 2006 4,867 current and former employees, representing approximately 63% of employees worldwide, were shareholders in Johnson Matthey through the group's employee share schemes, which held 3,015,773 shares (1.37% of issued share capital). A total of 803 current and former executives held options over 8,189,652 shares through the company's executive share option schemes.

Directors

Details of the directors of the company who served throughout the year are shown on pages 38 and 39. Mr H M P Miles retired from the board on 31st March 2006. Sir John Banham, appointed to the board on 1st January 2006, offers himself for election at the forthcoming AGM. Mr N A P Carson, Dr P N Hawker and Mr L C Pentz retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

Directors' Interests

Details of directors' remuneration, service contracts and interests in the shares of the company are set out in the Remuneration Report on pages 46 to 51.

Other than service contracts, no director had any interest in any material contract with any group company at any time during the year.

Substantial Shareholders

In accordance with sections 198 to 208 of the Companies Act 1985, the company has been advised of the following interests in its issued share capital as at 26th May 2006:

Scottish Widows Investment Partnership	3.99%
Legal & General Group plc	3.53%
Zurich Financial Services	3.49%
Barclays PLC	3.34%

Policy on Payment of Commercial Debts

The group's policy in relation to the payment of all suppliers (set out in its Group Control Manual, which is distributed to all group operations) is that payment should be made within the credit terms agreed with the supplier. At 31st March 2006, the company's aggregate level of 'creditor days' amounted to 11 days. Creditor days are calculated by dividing the aggregate of the amounts which were outstanding as trade payables at the end of the year by the aggregate of the amounts the company was invoiced by suppliers during the year and multiplying by 365 to express the ratio as a number of days.

Donations

During the year the group donated £340,000 (2005 £349,000) to charitable organisations, of which £282,000 (2005 £280,000) was in the UK. There were no political donations made in the year (2005 £ nil).

Directors' Indemnities

The company has granted indemnities in favour of directors under Deed Polls. These provisions were in force during the year ended 31st March 2006 and remain in force as at the date of this report. The Deed Polls and the company's Articles of Association are available for inspection during normal business hours at the company's registered office and will be available at the AGM.

Going Concern

The directors have a reasonable expectation that the group has sufficient resources to continue in operational existence for the foreseeable future and have, therefore, adopted the going concern basis in preparing the accounts.

Auditors and Disclosure of Information to Auditors

So far as each person currently serving as a director of the company at the date this report is approved is aware, there is no relevant audit information of which the company's auditors are unaware and each director hereby confirms that he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

In accordance with section 385 of the Companies Act 1985, a resolution is to be proposed at the forthcoming AGM for the reappointment of KPMG Audit Plc as auditors of the company.

This report was approved by the Board of Directors on 30th May 2006 and is signed on its behalf by:



Simon Farrant
Company Secretary

Corporate Governance

Statement of Compliance with the Combined Code

The company has applied all of the principles set out in section 1 of the Combined Code on Corporate Governance (the Code) relating to the structure and composition of the board, the remuneration of the directors, relations with shareholders and procedures for financial reporting, internal control and audit. This statement describes how the principles of the Code have been applied. The group was in compliance with the provisions of the Code throughout the year except that the board has taken the view that it is not necessarily practical, efficient or desired by shareholders for the Senior Independent Director to attend meetings with major shareholders in order to learn their issues and concerns unless such discussions are requested by shareholders. The methods by which major shareholders' views are communicated to the board as a whole are discussed under 'Relations with Shareholders' below.

Directors and the Board

The board is responsible to the company's shareholders for the group's system of corporate governance, its strategic objectives and the stewardship of the company's resources and is ultimately responsible for social, environmental and ethical matters. The board held seven meetings in the year and in addition met separately to review the group's long term strategy. The board delegates specific responsibilities to board committees, as described below. The board reviews the key activities of the business and receives papers and presentations to enable it to do so effectively. The Company Secretary is responsible to the board, and is available to individual directors, in respect of board procedures.

Mr N A P Carson is the Chief Executive. The board currently comprises the Chairman, the Chief Executive, four other executive directors and five independent non-executive directors. Sir John Banham was appointed to the board as Chairman Designate on 1st January 2006 and became Chairman on 1st April 2006 following the retirement of Mr H M P Miles. Sir John Banham's other commitments are disclosed on page 38. The roles of Chairman and Chief Executive are separate. The Chairman leads the board, ensuring that each director, particularly the non-executive directors, is able to make an effective contribution. He monitors, with assistance from the Company Secretary, the information distributed to the board to ensure that it is sufficient, accurate, timely and clear. The Chief Executive maintains day-to-day management responsibility for the company's operations, implementing group strategies and policies agreed by the board.

Mr C D Mackay is the Senior Independent Director. The role of non-executive directors is to enhance independence and objectivity of the board's deliberations and decisions. All non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. The executive directors have specific responsibilities, which are detailed on pages 38 and 39, and have direct responsibility for all operations and activities.

All directors submit themselves for re-election at least once every three years. The board composition allows for changes to be made with minimum disruption.

During the year the board undertook a formal evaluation of its performance and the performance of its committees and the individual directors. A questionnaire, prepared by the Chairman with the assistance of the Company Secretary, was completed by all directors other than the Chairman. The questionnaire focused on the operation of the board, its committees and individual directors' contributions. A summary of the responses was prepared by the Company Secretary and discussed at a board meeting. In addition, during the year, led by the Senior Independent Director, the non-executive directors met without the Chairman present to consider evaluation of the Chairman's performance.

Committees of the Board

The **Chief Executive's Committee** is responsible for the recommendation to the board of strategic and operating plans and on decisions reserved to the board where appropriate. It is also responsible for the executive management of the group's business. The Committee is chaired by the Chief Executive and meets monthly. It comprises the executive directors and three senior executives of the company.

The **Audit Committee** is a sub-committee of the board whose purpose is to assist the board in the effective discharge of its responsibilities for financial reporting and corporate control. The Committee meets quarterly and is chaired by Mr A M Thomson. It comprises all the independent non-executive directors with the group Chairman, the Chief Executive, the Group Finance Director and the external and internal auditors attending by invitation. A report from the Committee on its activities is given on page 44.

The **Nomination Committee** is a sub-committee of the board responsible for advising the board and making recommendations on the appointment of new directors. The Committee is chaired by the Chairman and also comprises all the independent non-executive directors. A report from the Committee on its activities is given on page 45.

The **Management Development and Remuneration Committee** is a sub-committee of the board, which determines on behalf of the board the remuneration of the executive directors. The Committee is chaired by Mr C D Mackay and comprises all the independent non-executive directors. The group Chairman, Chief Executive and the Director of Human Resources attend by invitation except when their own performance and remuneration are discussed. Further details are set out in the Remuneration Report on pages 46 to 51.

Corporate Governance

Committees of the Board (continued)

Attendance at the board and board committee meetings in 2005/06 was as follows:

	Full Board		MDRC		Nomination Committee		Audit Committee	
Director	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
H M P Miles	7	6	–	–	2	2	–	–
Sir John Banham[1]	2	1	–	1[2]	–	–	–	–
N A P Carson	7	7	–	4[2]	–	2[2]	–	4[2]
M B Dearden	7	7	4	4	2	2	4	4
P N Hawker	7	7	–	–	–	–	–	–
C D Mackay	7	7	4	4	2	2	4	4
D W Morgan	7	7	–	–	–	–	–	–
L C Pentz	7	7	–	–	–	–	–	–
J N Sheldrick	7	7	–	–	–	–	–	4[2]
I C Strachan	7	6	4	4	2	2	4	3
A M Thomson	7	7	4	4	2	2	4	4
R J W Walvis	7	7	4	4	2	2	4	4

Notes

[1] Appointed January 2006.

[2] Includes meetings attended by invitation for all or part of meeting.

Directors' Remuneration

The Remuneration Report on pages 46 to 51 includes details of remuneration policies and of the remuneration of the directors.

Relations with Shareholders

The board considers effective communication with shareholders, whether institutional investors, private or employee shareholders, to be extremely important.

The company reports formally to shareholders twice a year, when its half year and full year results are announced and an interim report and a full report are issued to shareholders. These reports are posted on Johnson Matthey's website (www.matthey.com). At the same time, executive directors give presentations on the results to institutional investors, analysts and the media in London and other international centres. Copies of major presentations are also posted on the company's website.

The company's Annual General Meeting (AGM) takes place in London and formal notification is sent to shareholders with the annual report at least 20 working days in advance of the meeting. The directors are available for questions, formally during the AGM and informally afterwards. Details of the 2006 AGM are set out in the notice of the meeting enclosed with this annual report.

Contact with major shareholders is principally maintained by the Chief Executive and the Group Finance Director, who ensure that their views are communicated to the board as a whole. The Chairman also discusses governance and strategy directly with major shareholders. The board believes that appropriate steps have been taken during the year to ensure that the members of the board, and in particular the non-executive directors, develop an understanding of the issues and concerns of major shareholders about the company. Sir John Banham, prior to taking up his appointment as Chairman, met with each of the company's top three shareholders individually to discuss governance and other matters. The board is provided with brokers' reports and feedback from shareholder meetings on a six-monthly basis. The canvassing of major shareholders' views for the board in a detailed investor survey is conducted every two years by external consultants. The board has taken the view that these methods, taken together, are a practical and efficient way both for the Chairman to keep in touch with major shareholder opinion on governance and strategy and for the Senior Independent Director to learn the views of major shareholders and to develop a balanced understanding of their issues and concerns. The Senior Independent Director is available to attend meetings with major shareholders if requested.

Accountability, Audit and Control

The statement of the Responsibility of Directors for the preparation of the directors' report and the accounts is set out on page 52.

In its reporting to shareholders, the board aims to present a balanced and understandable assessment of the group's financial position and prospects.

The group's organisational structure is focused on its four divisions. These are all separately managed but report to the board through a board director. The executive management team receives monthly summaries of financial results from each division through a standardised reporting process.

The group has in place a comprehensive annual budgeting process including forecasts for the next two years. Variances from budget are closely monitored.

The board has overall responsibility for the group's system of internal controls and for reviewing its effectiveness. The internal control systems are designed to meet the group's needs and address the risks to which it is exposed. Such a system can provide reasonable but not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the company which has been in place during the year under review and up to the date of approval of the Annual Report and Accounts. The board regularly reviews this process.

The assessment of group and strategic risks is reviewed by the board and updated on an annual basis. At the business level the processes to identify and manage the key risks are an integral part of the control environment. Key risks and internal controls are the subject of regular reporting to the Chief Executive's Committee.

Corporate Governance

Accountability, Audit and Control (continued)

The Group Control Manual, which is distributed to all group operations, clearly sets out the composition, responsibilities and authority limits of the various board and executive committees and also specifies what may be decided without central approval. It is supplemented by other specialist policy and procedures manuals issued by the group, divisions and individual business units or departments. The high intrinsic value of many of the metals with which the group is associated necessitates stringent physical controls over precious metals held at the group's sites.

The internal audit function is responsible for monitoring the group's systems of internal financial controls and the control of the integrity of the financial information reported to the board. The Audit Committee approves the plans for internal audit reviews and receives the reports produced by the internal audit function on a regular basis. Actions are agreed with management in response to the internal audit reports produced.

In addition, significant business units provide assurance on the maintenance of financial and non-financial controls and compliance with group policies. These assessments are summarised by the internal audit function and a report is made annually to the Audit Committee.

The directors confirm that the system of internal control for the year ended 31st March 2006 and the period up to 30th May 2006 has been established in accordance with the Turnbull Guidance included with the Code and that they have reviewed the effectiveness of the system of internal control.

Corporate Social Responsibility

Measures to ensure responsible business conduct and the identification and assessment of risks associated with social, ethical and environmental matters are managed in conjunction with all other business risks and reviewed at regular meetings of the board and the Chief Executive's Committee.

A review of the group's policies and targets for corporate social responsibility (CSR) is set out on pages 27 to 37. A full version of the report is available on the company's website.

The identification, assessment and management of environment, health and safety (EHS) risks are the responsibility of the CSR Compliance Committee, which is a sub-committee of the Chief Executive's Committee, comprising the division directors, the Director of EHS, the Company Secretary and other appropriate professional staff. Performance is monitored using monthly statistics and detailed site audit reports. EHS performance is reviewed on a regular basis by the Chief Executive's Committee and an annual review is undertaken by the board.

Risks from employment and people issues are identified and assessed by the Chief Executive's Committee and reported to the board.

Employment contracts, handbooks and policies specify acceptable business practices and the group's position on ethical issues. The Group Control Manual and security manuals provide further operational guidelines to reinforce these.

The Audit Committee reviews risks associated with corporate social responsibility on an annual basis and monitors performance through the annual control self-assessment process conducted by the internal audit function.

Audit Committee Report

Role of the Audit Committee

The Audit Committee is a sub-committee of the board whose responsibilities include:

- Reviewing the interim and full year accounts and results announcements of the company and any other formal announcements relating to the company's financial performance and recommending them to the board for approval.
- Reviewing the group's systems for internal financial control and risk management.
- Monitoring and reviewing the effectiveness of the company's internal audit function and considering regular reports from internal audit on internal financial controls and risk management.
- Considering the appointment of the external auditors; overseeing the process for their selection; and making recommendations to the board in relation to their appointment (to be put to shareholders for approval at a general meeting).
- Monitoring and reviewing the effectiveness and independence of the external auditors, agreeing the nature and scope of their audit, agreeing their remuneration, and considering their reports on the company's accounts, reports to shareholders and systems of internal financial control and risk management.

The full terms of reference of the Audit Committee are provided on the company's website at www.matthey.com.

Composition of the Audit Committee

The Audit Committee comprises all the independent non-executive directors. Biographical details of the independent directors are set out on pages 38 and 39. Their remuneration is set out on page 48. The Chairman of the Audit Committee is Mr A M Thomson. The group Chairman, Chief Executive, Group Finance Director, Head of Internal Audit and external auditors (KPMG Audit Plc) attend Audit Committee meetings by invitation. The Committee also meets separately with the Head of Internal Audit and with the external auditors without management being present. The Company Secretary, Mr S Farrant, is secretary to the Audit Committee.

Main Activities of the Audit Committee

The Audit Committee met four times during the financial year ended 31st March 2006. At its meeting on 25th May 2005 the Committee reviewed the company's preliminary announcement of its results for the financial year ended 31st March 2005, and the draft report and accounts for that year. The Committee received reports from the external auditors on the conduct of their audit, their review of the accounts, including accounting policies and areas of judgment, and their comments on risk management and control matters. The company's restatement of the results for the year under International Financial Reporting Standards was reviewed and discussed with the external auditors. The Committee also reviewed the group's Corporate Social Responsibility Report which is available on the company's website at www.matthey.com.

The Audit Committee met on 26th July 2005 to receive reports on internal controls from both the internal and external auditors. Changes to the Group Control Manual were ratified. The external auditors also presented their proposed fees and scope for the forthcoming year. The Committee also reviewed the performance of both the internal and external auditors.

At its meeting on 21st November 2005 the Audit Committee reviewed the company's interim results, the half year report and the external auditors' review.

At its meeting on 24th January 2006 the Audit Committee reviewed management's and internal audit's reports on the effectiveness of the company's systems for internal financial control and risk management. The Committee reviewed the group's credit control procedures and risks, controls over precious metals, IT controls and corporate social responsibility reporting arrangements.

Independence of External Auditors

Both the board and the external auditors have for many years had safeguards in place to avoid the possibility that the auditors' objectivity and independence could be compromised. Our policy in respect of services provided by the external auditors is as follows:

- Audit related services – the external auditors are invited to provide services which, in their position as auditors, they must or are best placed to undertake. This includes formalities relating to borrowings, shareholders' and other circulars, various other regulatory reports and work in respect of acquisitions and disposals.
- Tax consulting – in cases where they are best suited, we use the external auditors. All other significant tax consulting work is put out to tender.
- General consulting – in recognition of public concern over the effect of consulting services on auditors' independence, our policy is that the external auditors are not invited to tender for general consulting work.

Internal Audit

During the year the Audit Committee reviewed the performance of the internal audit function, the findings of the audits completed during the year and the department's resource requirements and also approved the internal audit plan for the year ending 31st March 2007.

[redacted]

Chairman of the Audit Committee

Nomination Committee Report

Role of the Nomination Committee

The Nomination Committee is a sub-committee of the board whose purpose is to advise the board on the appointment and, if necessary, dismissal of executive and non-executive directors. The full terms of reference of the Nomination Committee are provided on the company's website at www.matthey.com.

Composition of the Nomination Committee

The Nomination Committee comprises all the independent non-executive directors together with the group Chairman. The quorum necessary for the transaction of business is two, each of whom must be an independent non-executive director. Biographical details of the independent directors and the Chairman are set out on pages 38 and 39. Their remuneration is set out on page 48.

The group Chairman acts as the Chairman of the Committee, although the Chairman may not chair the Committee when it is dealing with the matter of succession to the Chairmanship of the company. A non-executive director may not chair the Committee when it is dealing with a matter relating to that non-executive director.

Only members of the Committee have the right to attend Committee meetings. However, other individuals, such as the Chief Executive, the Director of Human Resources and external advisers, may be invited to attend for all or part of any meeting, as and when appropriate.

The Director of Human Resources, Mr I F Stephenson, acts as secretary to the Committee.

The Committee has the authority to seek any information that it requires from any officer or employee of the company or its subsidiaries. In connection with its duties, the Committee is authorised by the board to take such independent advice (including legal or other professional advice, at the company's expense) as it considers necessary, including requests for information from or commissioning investigations by external advisers.

Main Activities of the Nomination Committee

In the year under review, Sir John Banham joined the board as Chairman Designate with effect from 1st January 2006 and was appointed as Chairman of the board with effect from 1st April 2006 following Mr H M P Miles' retirement. There were no other board appointments.

During the financial year ended 31st March 2006, the Nomination Committee conducted a process to identify a successor to Mr Miles through a sub-committee comprising Mr M B Dearden and Mr A M Thomson and with the assistance of external search consultants. Open advertising was not used. The Nomination Committee met twice during the year in connection with the selection process.

On behalf of the Committee:



Sir John Banham
Chairman of the Nomination Committee

Remuneration Report

Remuneration Report to Shareholders

Management Development and Remuneration Committee and its Terms of Reference

The Management Development and Remuneration Committee of the board comprises all the independent non-executive directors of the company as set out on pages 38 and 39. The Chairman of the Management Development and Remuneration Committee is Mr C D Mackay. The group Chairman is not a member of the Committee but may attend by invitation.

The Committee's terms of reference include determination on behalf of the board of fair remuneration for the executive directors and the group Chairman, which recognises their individual contributions to the company's overall performance. In addition the Committee assists the board in ensuring that the senior management of the group are recruited, developed and remunerated in an appropriate fashion. The Director of Human Resources, Mr I F Stephenson, acts as secretary to the Committee. The full terms of reference of the Committee are available on the company's website at www.matthey.com.

Non-executive directors' remuneration is determined by the board, within the limits prescribed by the company's Articles of Association. The remuneration consists of fees, which are set following advice taken from independent consultants and are reviewed at three year intervals.

Executive Remuneration Policy

The Committee believes strongly that remuneration policy should be completely aligned with shareholder interests. The Committee recognises that, in order to maximise shareholder value, it is necessary to have a competitive pay and benefits structure. The Committee also recognises that there is a highly competitive market for successful executives and that the provision of appropriate rewards for superior performance is vital to the continued growth of the business. To assist with this, the Committee appoints and receives advice from independent remuneration consultants on the pay and incentive arrangements prevailing in comparably sized industrial companies in each country in which Johnson Matthey has operations. During the year such advice was received from the Hay Group, which also provided advice on job evaluation, and the Monks Partnership. Watson Wyatt and PricewaterhouseCoopers provided actuarial services and pensions advice respectively. The Committee also receives recommendations from the Chief Executive on the remuneration of those reporting to him as well as advice from the Director of Human Resources. Total potential rewards are earned through the achievement of demanding performance targets based on measures that represent the best interests of shareholders.

The remuneration policy is reviewed by the Committee annually. Remuneration consists of basic salary, annual bonus, a long term incentive plan, share options and other benefits. Salaries are based on median market rates with incentives providing the opportunity for upper quartile total remuneration, but only for achieving outstanding performance. Following a comprehensive review by the Committee, which included advice from independent consultants, and after extensive consultation with the company's major institutional investors, shareholder approval was obtained for changes in 2004 to the long term incentive plan and the share option scheme.

To ensure the interests of the executive directors remain aligned with those of the shareholders, they are encouraged to build up over time and hold a shareholding in the company equal to at least one times their basic salary.

Executive directors' remuneration consists of the following:

- **Basic Salary** – which is in line with the median market salary for each director's responsibilities as determined by independent surveys. Basic salary is normally reviewed on 1st August each year and the Committee takes into account individual performance and promotion during the year. Where an internal promotion takes place, the median salary relative to the market would usually be reached over a period of a few years, which can give rise to higher than normal salary increases while this is being achieved.
- **Annual Bonus** – which is paid as a percentage of basic salary under the terms of the company's Executive Compensation Plan (which also applies to the group's 160 or so most senior executives). The executive directors' bonus award is based on consolidated profit before tax, impairment and restructuring costs (PBT) compared with the annual budget. The board of directors rigorously reviews the annual budget to ensure that the budgeted PBT is sufficiently stretching. An annual bonus payment of 30% of basic salary (prevailing at 31st March) is paid if the group meets the annual budget. This bonus may rise to 65% of basic salary if the group achieves PBT of 107.5% of budget. There is a provision that a maximum 100% of basic salary may be paid to the Chief Executive and the other executive directors if 115% of budgeted PBT is achieved. PBT must reach 95% of budget for a minimum bonus of 15% to be payable. The Committee has discretion to vary the awards made. The bonus awarded to executive directors in 2005/06 was 43.5% of salary at 31st March 2006.
- **Long Term Incentive Plan (LTIP)** – which was established in 1998 and is designed to achieve above average performance and growth. It allows share allocations of up to a maximum of 125% of basic annual salary each year to directors and executives. The allocation in 2005 was 100% of basic annual salary for executive directors and 125% for the Chief Executive. The release of the share allocation is subject to the achievement of certain stretching performance targets measured over the three year period from the date of allocation.

  Share allocations made prior to 2004 – Share allocations made prior to 2004 are subject to the achievement of performance targets which contain two components – relative total shareholder return (TSR) and absolute TSR.

  The first component (50% of the allocation) compares the company's TSR over the three year performance period with that of a comparator group. The comparator group comprises those companies placed 51-150 in the FTSE Index. All of the shares are released if the company ranks in the 75th percentile or above. Between 35% and 100% of the allocated shares are released on a straight line basis if the company ranks between the 50th and 75th percentiles. None of the shares are released if the company ranks in the 50th percentile or below. In addition, the company's earnings per share (EPS) must be at least equal to the increase in UK RPI plus 2% per annum over the three year performance period before any release is made.

  The second component (50% of the allocation) measures absolute TSR. All of the shares are released if the absolute TSR growth over the three year performance period is 45% or more. Pro rata allocations on a straight line basis of between 50% and 100% are released if absolute TSR growth is between 30% and 45%. Half of the allocated shares are released if TSR growth is 30%. No shares are released for TSR growth of less than 30%.

  Share allocations made from 2004 onwards – In 2004 shareholder approval was obtained to change the LTIP performance target. The change followed recommendations made by the Committee resulting from its review of the company's executive remuneration undertaken with the help of the Hay Group. The change was one of a number of changes made to executive incentives, effective for the 2004/05 financial year, as a means of recruiting and retaining key employees and of providing an incentive and focus for further improving the company's performance over the coming years. The effect of the change was that, for allocations made in 2004 onwards, the release of shares is subject entirely to a relative TSR performance target. This compares the company's TSR over the three year performance period with that of a comparator group which comprises those companies placed 51-150 in the FTSE Index. All of the allocated shares are released if the company ranks in the 75th percentile or above. Between 35% and 100% of the shares are released on a straight line basis if the company ranks between the 50th and 75th percentiles. None of the shares are released if the company ranks in the 50th percentile or below. In addition, the company's EPS must be at least equal to the increase in UK RPI plus 2% per annum over the three year performance period before any release is made.

- **Share Options** – Since 2001 options have been granted under the Johnson Matthey 2001 Share Option Scheme (the 2001 Scheme). Options are granted at the market value of the company's shares at the time of grant and are subject to performance targets over a three year period. Options may be exercised upon satisfaction of the relevant performance targets. Approximately 800 employees are granted options under the 2001 Scheme each year.

  Options granted prior to 2004 – Prior to 2004, options granted to the executive directors under the 2001 Scheme were up to a maximum of 100% of basic annual salary each year. Such options can only be exercised if the company's EPS has grown by at least UK RPI plus 4% per annum over any three consecutive years during the life of the option. These options are subject to annual retesting until they lapse on the tenth anniversary of grant.

  There are also options outstanding under the Johnson Matthey 1995 UK and Overseas Executive Share Option Scheme. The last option grant under this scheme was made in 2000. All options were granted in annual tranches up to the maximum permitted of four times earnings and were subject to a performance target of EPS growth of UK RPI plus 2% over the three year performance period. Option grants were not made to executive directors in the years 1998, 1999 and 2000.

  Options granted from 2004 onwards – In 2004 shareholder approval was obtained for certain changes to the 2001 Scheme. The changes followed the review of the company's executive remuneration by the Committee, as referred to above. As a result of the changes, grants made from 2004 onwards are no longer eligible for retesting and are subject to a three year performance target of EPS growth of UK RPI plus 3% per annum. If the performance target is not met at the end of the three year performance period, the options will lapse. In addition, to reduce the cost calculated under the International Financial Reporting Standard IFRS 2 – 'Share-based Payment', gains are capped at 100% of the grant price.

  Additional changes introduced in 2004 provide a further incentive to executive directors to deliver growth. The Committee has the discretion to award grants greater than 100% of basic annual salary. Grants above this threshold are, however, subject to increasingly stretching performance targets. Grants between 100% and 125% of basic annual salary are subject to EPS growth of UK RPI plus 4% per annum and grants between 125% and 150% of basic annual salary are subject to EPS growth of UK RPI plus 5% per annum. In 2005 the executive directors were granted options equal to 150% of salary.

- **Pensions** – all the executive directors are members of the Johnson Matthey Employees Pension Scheme in the UK, including Mr L C Pentz who joined the scheme in January 2006. Prior to this Mr Pentz was a member of the Johnson Matthey Inc. Salaried Employees Pension Plan in the US. Under the UK scheme, members are entitled to a pension based on their service and final pensionable salary subject to HM Revenue & Customs limits. The scheme also provides life assurance cover of four times annual salary. The normal pension age for directors is 60. None of the non-executive directors are members of the schemes. Details of the individual arrangements for executive directors are given on pages 50 and 51.

- **Other Benefits** – available to the executive directors are private medical insurance, a company car and membership of the group's employee share incentive plans which are open to all employees in the countries in which the group operates such schemes.

- **Service Contracts** – The executive directors are employed on contracts subject to one year's notice at any time. On early termination of their contracts the directors would normally be entitled to 12 months' salary and benefits.

Directors' Emoluments 2005/06

	Date of service agreement	Date of appointment	Salary £'000	Annual bonus £'000	Benefits £'000	Total excluding pension £'000	Total prior year excluding pension £'000 [3]
Executive							
N A P Carson	1.8.99	1.8.99	517	239	29	785	714
P N Hawker	1.8.03	1.8.03	253	118	16	387	366
D W Morgan	1.8.99	1.8.99	275	122	25	422	457
L C Pentz [1]	1.1.06	1.8.03	293	118	123	534	540
J N Sheldrick [2]	24.11.97	3.9.90	367	163	14	544	581
Total			**1,705**	**760**	**207**	**2,672**	**2,658**

Directors' Emoluments 2005/06 (continued)

	Date of letter of appointment	Date of appointment	Fees £'000	Benefits £'000	Total excluding pension £'000	Total prior year excluding pension £'000
Non-Executive [4]						
H M P Miles (Chairman) [5]	26.2.90	1.3.90	220	–	220	228
Sir John Banham	10.12.05	1.1.06	31[6]	–	31[6]	–
M B Dearden	5.1.99	1.4.99	40	–	40	40
C D Mackay	5.1.99	27.1.99	45[7]	–	45	45
I C Strachan	10.12.01	23.1.02	40	–	40	40
A M Thomson	1.8.02	24.9.02	45[8]	–	45	45
R J W Walvis	1.8.02	24.9.02	40	–	40	40
Total			**461**	**–**	**461**	**438**

Notes

[1] Mr Pentz's emoluments from 1st January 2006 are based on UK salary and benefits. Prior to that Mr Pentz's emoluments were based on US basic salary adjusted for the cost of living differential in the UK including UK taxation. The company provided him, for two years only from 1st January 2004, with an expatriation package commensurate with the company's policy on international assignments, including accommodation costs, education expenses and relocation expenses.

[2] Mr Sheldrick is a non-executive director of GKN plc. His fees for the year were £43,500. This amount is excluded from the table above and retained by him.

[3] Excludes the emoluments of Mr Clark who retired as a director on 20th July 2004. His emoluments were £354,000 bringing the total to £3,012,000.

[4] Non-executive fees were last reviewed on 1st April 2004.

[5] Mr Miles retired as Chairman on 31st March 2006.

[6] Sir John Banham's fee for the initial period of service as a non-executive director and Chairman Designate from 1st January 2006 to 31st March 2006 was £31,250 (£125,000 per annum). His fee from 1st April 2006 is £250,000 per annum.

[7] Includes £5,000 per annum for chairmanship of the Management Development and Remuneration Committee.

[8] Includes £5,000 per annum for chairmanship of the Audit Committee.

Directors' Interests

The interests of the directors as at 31st March 2006 in the shares of the company according to the register required to be kept by section 325(1) of the Companies Act 1985 were:

1. Ordinary Shares

	31st March 2006	31st March 2005
Sir John Banham	4,000	–[1]
N A P Carson	50,919	50,484
M B Dearden	2,000	2,000
P N Hawker	7,966	7,544
C D Mackay	12,500	12,500
H M P Miles	562	562
D W Morgan	36,257	35,873
L C Pentz	11,414	10,614
J N Sheldrick	63,321	52,907
I C Strachan	1,000	1,000
A M Thomson	2,165	2,116
R J W Walvis	1,000	1,000

[1] at date of appointment.

All of the above interests were beneficial. The executive directors are also deemed to be interested in shares held by two employee share ownership trusts (see note 30 on page 94).

Directors' interests as at 26th May 2006 were unchanged from those listed above, other than that the Trustees of the Johnson Matthey Share Incentive Plan have purchased on behalf of Messrs Carson, Hawker, Morgan and Sheldrick a further 54 ordinary shares each and on behalf of Mr Pentz a further 51 ordinary shares.

Directors' Interests (continued)

2. Share Options

As at 31st March 2006, individual holdings under the company's executive share option schemes were as set out below. Options are not granted to non-executive directors.

	Date of grant	Ordinary shares under option	Exercise price (pence)	Date from which exercisable [1]	Expiry date	Total number of ordinary shares under option
N A P Carson	14.7.98	15,964	524.00	14.7.01	14.7.08	
	22.7.99	18,035	585.50	22.7.02	22.7.09	
	18.7.01	19,391	1,083.00	18.7.04	18.7.11	
	17.7.02	28,901	865.00	17.7.05	17.7.12	
	17.7.03	33,407	898.00	17.7.06	17.7.13	
	21.7.04	75,678	892.00	21.7.07	21.7.14	
	20.7.05	77,102	1,070.00	20.7.08	20.7.15	268,478
						(2005 191,376)
P N Hawker	19.7.00	6,130	942.00	19.7.03	19.7.10	
	18.7.01	10,253	1,083.00	18.7.04	18.7.11	
	17.7.02	15,606	865.00	17.7.05	17.7.12	
	17.7.03	21,158	898.00	17.7.06	17.7.13	
	21.7.04	36,746	892.00	21.7.07	21.7.14	
	20.7.05	37,850	1,070.00	20.7.08	20.7.15	127,743
						(2005 89,893)
D W Morgan	18.7.01	18,098	1,083.00	18.7.04	18.7.11	
	17.7.02	25,433	865.00	17.7.05	17.7.12	
	17.7.03	26,726	898.00	17.7.06	17.7.13	
	21.7.04	44,397	892.00	21.7.07	21.7.14	
	20.7.05	39,252	1,070.00	20.7.08	20.7.15	153,906
						(2005 147,961)
L C Pentz	22.7.99	12,158	585.50	22.7.02	22.7.09	
	19.7.00	8,224	942.00	19.7.03	19.7.10	
	18.7.01	12,952	1,083.00	18.7.04	18.7.11	
	17.7.02	17,730	865.00	17.7.05	17.7.12	
	17.7.03	22,185	898.00	17.7.06	17.7.13	
	21.7.04	34,857	892.00	21.7.07	21.7.14	
	20.7.05	37,850	1,070.00	20.7.08	20.7.15	145,956
						(2005 121,087)
J N Sheldrick	18.7.01	25,854	1,083.00	18.7.04	18.7.11	
	17.7.02	34,682	865.00	17.7.05	17.7.12	
	17.7.03	36,191	898.00	17.7.06	17.7.13	
	21.7.04	58,861	892.00	21.7.07	21.7.14	
	20.7.05	52,570	1,070.00	20.7.08	20.7.15	208,158
						(2005 191,076)

[1] subject to meeting the relevant performance targets.

Between 1st April 2005 and 31st March 2006 the following options were exercised:

	Date of grant	Date of exercise	Options exercised	Exercise price (pence)	Market price on exercise (pence)
D W Morgan	14.7.98	8.12.05	15,835	524.00	1,297.00
	22.7.99	8.12.05	17,472	585.50	1,297.00
L C Pentz	14.7.98	24.11.05	12,981	524.00	1,269.00
J N Sheldrick	27.11.97	22.12.05	35,488	553.00	1,404.00

Gains made on exercise of options by directors during the year totalled £645,429 (2005: nil).

The closing market price of the company's shares at 31st March 2006 was 1,396 pence and the range during 2005/06 was 915 pence to 1,482 pence.

Directors' Interests (continued)

3. LTIP Allocations

Number of allocated shares:

	As at 31st March 2005	Allocations during the year	Market price at date of allocation (pence)	Shares released during the year	Allocations lapsed during the year[1]	As at 31st March 2006
N A P Carson	121,481	68,578	1,002.50	–	24,272	165,787
P N Hawker	57,721	26,932	1,002.50	–	11,650	73,003
D W Morgan	78,204	27,930	1,002.50	–	21,359	84,775
L C Pentz	59,086	26,932	1,002.50	–	13,235	72,783
J N Sheldrick	105,260	37,406	1,002.50	–	29,126	113,540

[1] shares allocated in 2002 reached their three year maturity on 1st August 2005. As the relevant performance conditions were not met all of these allocations lapsed.

Pensions

Pensions and life assurance benefits for the executive directors are provided through the company's final salary occupational pension scheme for UK employees – the Johnson Matthey Employees Pension Scheme (JMEPS) – which is constituted under a separate Trust Deed. JMEPS is an exempt approved scheme under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988. It is an authorised scheme for the purposes of the Finance Act 2004. Members are contracted out of the State Second Pension. Pension and life assurance benefits for Mr Pentz for the period up to 31st December 2005 were provided through the Johnson Matthey Inc. Salaried Employees Pension Plan for employees in the United States, and a separate Senior Executive Retirement Plan. From 1st January 2006, following his transfer to the UK, these benefits have been provided through JMEPS.

The Finance Act 2004 introduced changes to the taxation of benefits payable from authorised UK pension schemes. The changes were effective from 6th April 2006. Unless protected under transitional arrangements, retirement benefits that exceed a capital value – called the Life Time Allowance – will be subject to an additional tax charge. Any such tax charge arising out of membership of JMEPS will be paid by the member at the point of retirement and benefits will be reduced accordingly. Executive directors whose retirement benefits are valued in excess of the Life Time Allowance may withdraw from service in JMEPS and receive an annual payment of 25% of basic salary instead. This payment is commensurate with the cost to the company of providing JMEPS benefits. The Act also enables authorised schemes to remove the restriction imposed by the 'earnings cap' under the Finance Act No. 2, 1989 (see note 5 below).

Disclosure of directors' pension benefits has been made under the requirements of the United Kingdom Listing Authority Listing Rules and in accordance with the Directors' Remuneration Report Regulations 2002. The information below sets out the disclosures under the two sets of requirements.

a. United Kingdom Listing Authority Listing Rules

	Age as at 31st March 2006	Years of service at 31st March 2006	Director's contributions to JMEPS in the year[1] £'000	Increase in accrued pension during the year (net of inflation)[2] £'000 pa	Total accrued pension as at 31st March 2006[3] £'000 pa	Total accrued pension as at 31st March 2005 £'000 pa	Estimated transfer value of increase (less director's contributions)[4] £'000	FURBS contribution in the year[5] £'000	FURBS related tax payments[5] £'000
N A P Carson	48	25	21	50	259	203	542	–	–
P N Hawker	52	20	10	27	127	98	347	–	–
D W Morgan	48	17	4	3	40	36	28	65	43
L C Pentz[6]	50	21	1	3	42	36	15	–	–
J N Sheldrick	56	15	4	3	46	41	48	88	59

b. Directors' Remuneration Report Regulations 2002

	Director's contributions to JMEPS in the year[1] £'000	Increase in accrued pension during the year £'000 pa	Total accrued pension as at 31st March 2006[3] £'000 pa	Estimated transfer value of accrued pension as at 31st March 2006[4] £'000	Transfer value of accrued pension at 31st March 2005[4] £'000	Estimated increase in transfer value (net of director's contribution) £'000	FURBS contribution in the year[5] £'000	FURBS related tax payments[5] £'000
N A P Carson	21	56	259	2,887	2,038	828	–	–
P N Hawker	10	29	127	1,707	1,185	512	–	–
D W Morgan	4	4	40	426	345	77	65	43
L C Pentz[6]	1	3	42	311	141	169	–	–
J N Sheldrick	4	4	46	735	606	125	88	59

Pensions (continued)

Notes

[1] Members' contributions are at the general scheme rate of 4% of pensionable pay, i.e. basic salary excluding bonuses. In accordance with the JMEPS rules, Mr Pentz started contributing on 1st January 2006.

[2] The increase in accrued pension during the year excludes any increase for inflation.

[3] The entitlement shown under 'Total accrued pension at 31st March 2006' is the pension which would be paid annually on retirement, based on pensionable service to 31st March 2006. The pension would, however, be subject to an actuarial reduction of 0.3% per month for each month that retirement precedes age 60.

[4] The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note 11, less directors' contributions. No allowance has been made in the transfer values for any discretionary benefits that have been or may be awarded under JMEPS. The transfer values in the Directors' Remuneration Report Regulations 2002 have been calculated at the start and the end of the year and, therefore, take account of market movements.

[5] The JMEPS' benefits and contributions for Messrs Morgan and Sheldrick in respect of service up to 5th April 2006 are restricted by reference to the 'earnings cap' imposed by the Finance Act No. 2, 1989. Contributions have therefore been paid to Funded Unapproved Retirement Benefit Schemes (FURBS) established by the company, independently of JMEPS, with effect from 1st April 2000. The purpose of each FURBS is to provide retirement and death benefits in relation to basic salary in excess of the earnings cap. Because FURBS are not exempt approved under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988, payments have been made to meet the tax liabilities in respect of these contributions. No FURBS payments will be made after 5th April 2006. Benefits in respect of service from 6th April 2006 will be provided by JMEPS in accordance with the normal scheme rules.

[6] Mr Pentz is a US citizen but became a member of JMEPS on 1st January 2006. Prior to that he was a member of the Johnson Matthey Inc. Salaried Employees Pension Plan (a non-contributory defined benefit arrangement) and a US savings plan (401k). He also has benefits in a Senior Executive Retirement Plan. The pension values reported above are the aggregate for his separate membership of the UK and US pension schemes and the Senior Executive Retirement Plan. US entitlements have been converted to sterling by reference to exchange rates on 31st March 2005 and 31st March 2006. The company's contributions to the US savings plan (401k) for the period up to 31st December 2005 are included in his benefits in the table on page 47.

Johnson Matthey Total Shareholder Return, FTSE 100 and FTSE 350 rebased to 100

The following graph charts total cumulative shareholder return of the company for the five year period from 31st March 2001 to 31st March 2006 against the FTSE 100 and the FTSE 350, as the most appropriate comparator groups, with each rebased to 100 at 1st April 2001. Johnson Matthey joined the FTSE 100 on 12th June 2002.


200
180
160
140
120
100
80
60
40
March 2001
March 2002
March 2003
March 2004
March 2005
March 2006
Johnson Matthey
FTSE 100
FTSE 350

The Remuneration Report was approved by the Board of Directors on 30th May 2006 and signed on its behalf by:



Charles Mackay
Chairman of the Management Development and Remuneration Committee

Responsibility of Directors

for the preparation of the directors' report and the accounts

The directors are responsible for preparing the directors' report and the accounts in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company accounts for each financial year. Under that law the directors have elected to prepare both the group and the parent company accounts in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

The group and parent company accounts are required by law and IFRS as adopted by the EU to present fairly the financial position of the group and parent company and the performance for that period; the Companies Act 1985 provides in relation to such accounts that references in the relevant part of that Act to accounts giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company accounts, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRS as adopted by the EU; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the group and parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report

to the members of Johnson Matthey Public Limited Company

We have audited the group and parent company accounts (the 'accounts') of Johnson Matthey Plc for the year ended 31st March 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Recognised Income and Expense and the related notes. These accounts have been prepared under the accounting policies set out therein. We have also audited the tabulated information and related footnotes set out in the directors' Remuneration Report on pages 46 to 51 disclosing the directors' emoluments and compensation, share options, long term incentive plan, pensions and other matters specified by Part 3 of Schedule 7A to the Companies Act 1985.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report, the directors' Remuneration Report, the Corporate Governance statement and the accounts in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU as set out in the Responsibility of Directors statement on page 52.

Our responsibility is to audit the accounts and the part of the directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group accounts, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the accounts. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referenced from the Business Review section of the Directors' Report. We also report to you, if in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group accounts give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the group's affairs as at 31st March 2006 and of its profit for the year then ended;
- the parent company accounts give a true and fair view, in accordance with IFRS as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31st March 2006;
- the accounts and the part of the directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group accounts, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the accounts.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
31st May 2006

Consolidated Income Statement

for the year ended 31st March 2006

	Notes	2006 £ million	2005 £ million
Revenue	1,2	**4,755.9**	4,626.2
Cost of materials sold		**(3,946.0)**	(3,873.8)
Net revenues		**809.9**	752.4
Other cost of sales		**(397.7)**	(372.6)
Gross profit		**412.2**	379.8
Distribution costs		**(85.9)**	(81.5)
Administrative expenses		**(91.6)**	(81.7)
Impairment and restructuring costs	3	**(6.0)**	(36.7)
Operating profit	1,4	**228.7**	179.9
Interest payable	6	**(31.7)**	(32.2)
Interest receivable	7	**17.0**	19.2
Share of (loss) / profit of associates		**(0.2)**	0.5
Profit before tax		**213.8**	167.4
Income tax expense	8	**(62.5)**	(46.5)
Profit for the year from continuing operations		**151.3**	120.9
Loss for the year from discontinued operations	40	**-**	(6.4)
Profit for the year		**151.3**	114.5
Attributable to:			
Equity holders of the parent company		**152.1**	115.5
Minority interests	33	**(0.8)**	(1.0)
		151.3	114.5

	Notes	pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company			
Continuing operations			
Basic	10	**70.8**	56.1
Diluted	10	**70.5**	56.0
Total			
Basic	10	**70.8**	53.2
Diluted	10	**70.5**	53.1

The notes on pages 62 to 109 form an integral part of the accounts.

Consolidated and Parent Company Balance Sheets

as at 31st March 2006

	Notes	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Assets					
Non-current assets					
Property, plant and equipment	14	**661.1**	593.0	**235.6**	227.5
Goodwill	15	**402.4**	375.1	**248.2**	248.2
Other intangible assets	16	**41.3**	27.4	**6.1**	7.3
Investments in subsidiaries	17	**–**	–	**492.5**	455.2
Investments in associates	18	**4.3**	4.8	**–**	–
Deferred income tax assets	29	**4.4**	2.0	**–**	–
Available-for-sale investments	19	**5.9**	1.9	**–**	–
Other receivables	22	**0.2**	–	**195.5**	318.0
Post-employment benefits net assets	13	**75.0**	45.2	**70.6**	43.8
Total non-current assets		**1,194.6**	1,049.4	**1,248.5**	1,300.0
Current assets					
Inventories	20	**345.8**	307.3	**120.6**	125.1
Current income tax assets		**3.6**	2.2	**–**	15.9
Trade and other receivables	22	**478.5**	363.4	**1,110.4**	920.6
Available-for-sale investments	19	**0.1**	0.6	**–**	–
Cash and deposits	24	**133.0**	78.7	**26.6**	15.2
Other financial assets	25	**3.2**	–	**3.4**	–
Other current assets		**7.1**	7.1	**7.1**	7.1
Total current assets		**971.3**	759.3	**1,268.1**	1,083.9
Total assets		**2,165.9**	1,808.7	**2,516.6**	2,383.9
Liabilities					
Current liabilities					
Trade and other payables	23	**(385.2)**	(294.3)	**(604.6)**	(719.7)
Current income tax liabilities		**(66.0)**	(12.3)	**(12.7)**	–
Borrowings and finance leases	24	**(90.3)**	(36.8)	**(85.5)**	(42.1)
Other financial liabilities	26	**(4.2)**	–	**(4.3)**	–
Provisions	28	**(9.1)**	(26.5)	**(2.0)**	(21.1)
Total current liabilities		**(554.8)**	(369.9)	**(709.1)**	(782.9)
Non-current liabilities					
Borrowings, finance leases and related swaps	24	**(454.7)**	(411.5)	**(327.1)**	(297.6)
Deferred income tax liabilities	29	**(49.7)**	(44.6)	**(25.6)**	(30.1)
Employee benefits obligations	13	**(56.2)**	(48.2)	**(12.1)**	(10.2)
Provisions	28	**(5.2)**	(3.9)	**(4.6)**	(4.9)
Trade and other payables	23	**(0.8)**	(0.7)	**(227.0)**	(198.3)
Total non-current liabilities		**(566.6)**	(508.9)	**(596.4)**	(541.1)
Total liabilities		**(1,121.4)**	(878.8)	**(1,305.5)**	(1,324.0)
Net assets		**1,044.5**	929.9	**1,211.1**	1,059.9
Equity					
Share capital	30	**220.2**	219.5	**220.2**	219.5
Share premium account	32	**144.4**	139.8	**144.4**	139.8
Shares held in employee share ownership trusts	32	**(63.0)**	(37.7)	**(62.6)**	(37.3)
Other reserves	31	**28.5**	6.3	**4.2**	6.5
Retained earnings	32	**708.0**	594.5	**904.9**	731.4
	32	**1,038.1**	922.4	**1,211.1**	1,059.9
Minority interests	33	**6.4**	7.5	**–**	–
Total equity		**1,044.5**	929.9	**1,211.1**	1,059.9

The accounts were approved by the Board of Directors on 30th May 2006 and signed on its behalf by:

N A P Carson
J N Sheldrick Directors

The notes on pages 62 to 109 form an integral part of the accounts.

Consolidated and Parent Company Cash Flow Statements

for the year ended 31st March 2006

	Notes	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Cash flows from operating activities					
Profit before tax		**213.8**	167.4	**229.5**	657.4
Adjustments for:					
Share of loss / (profit) in associates		**0.2**	(0.5)	**-**	-
Discontinued operations		**-**	0.4	**-**	-
Depreciation, amortisation and profit on sale of non-current assets and investments		**76.7**	66.1	**34.3**	37.2
Share-based payments		**3.2**	2.8	**3.2**	2.8
(Increase) / decrease in inventories		**(25.6)**	(38.2)	**4.5**	(1.5)
(Increase) / decrease in receivables		**(78.7)**	9.1	**(67.3)**	(337.0)
Increase / (decrease) in payables		**63.7**	19.2	**(88.0)**	(137.8)
(Decrease) / increase in provisions		**(18.1)**	5.4	**(15.1)**	24.6
Employee benefits obligations charge less contributions		**(9.3)**	(8.0)	**(7.8)**	(8.3)
Changes in fair value of financial instruments		**(12.4)**	-	**2.1**	-
Dividend income		**-**	-	**(159.0)**	(645.8)
Net interest		**14.7**	13.0	**(14.7)**	21.0
Income tax (paid) / received		**(15.9)**	(52.9)	**9.2**	(18.1)
Net cash inflow / (outflow) from operating activities		**212.3**	183.8	**(69.1)**	(405.5)
Cash flows from investing activities					
Dividends received from associates		**0.1**	0.2	**-**	-
Dividends received from subsidiaries		**-**	-	**170.0**	645.8
Purchases of non-current assets and investments	35	**(120.3)**	(96.3)	**(90.0)**	(38.9)
Proceeds from sale of non-current assets and investments		**5.7**	4.1	**0.5**	0.7
Purchases of businesses and minority interests	35	**(24.3)**	(4.0)	**-**	8.3
Net proceeds from sale of business	35	**-**	23.3	**-**	22.8
Net cash (outflow) / inflow from investing activities		**(138.8)**	(72.7)	**80.5**	638.7
Cash flows from financing activities					
Net purchase of own shares	35	**(25.9)**	(16.1)	**(25.9)**	(16.1)
Proceeds from / (repayment of) borrowings and finance leases	35	**82.3**	(50.6)	**83.6**	(154.4)
Dividends paid to equity holders of the parent company	9	**(60.4)**	(58.4)	**(60.4)**	(58.4)
Dividends paid to minority shareholders		**(0.2)**	(0.2)	**-**	-
Interest paid		**(30.6)**	(32.1)	**(53.8)**	(64.6)
Interest received		**16.6**	19.2	**69.2**	43.5
Net cash (outflow) / inflow from financing		**(18.2)**	(138.2)	**12.7**	(250.0)
Increase / (decrease) in cash and cash equivalents in the year		**55.3**	(27.1)	**24.1**	(16.8)
Exchange differences on cash and cash equivalents		**5.8**	0.1	**-**	-
Cash and cash equivalents at beginning of year		**64.0**	91.0	**(14.1)**	2.7
Cash and cash equivalents at end of year	36	**125.1**	64.0	**10.0**	(14.1)
Reconciliation to net debt					
Increase / (decrease) in cash and cash equivalents in the year		**55.3**	(27.1)	**24.1**	(16.8)
(Proceeds from) / repayment of borrowings and finance leases		**(82.3)**	50.6	**(83.6)**	154.4
Change in net debt resulting from cash flows		**(27.0)**	23.5	**(59.5)**	137.6
Borrowings acquired with subsidiaries		**(1.4)**	-	**-**	-
Exchange differences on net debt		**(13.4)**	1.4	**(1.4)**	-
Movement in net debt in year		**(41.8)**	24.9	**(60.9)**	137.6
Net debt at beginning of year (after adjustment to opening position for IAS 39)	34	**(370.2)**	(394.5)	**(325.1)**	(462.1)
Net debt at end of year	24	**(412.0)**	(369.6)	**(386.0)**	(324.5)

The notes on pages 62 to 109 form an integral part of the accounts.

Consolidated and Parent Company Statements of Recognised Income and Expense

for the year ended 31st March 2006

	Notes	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Currency translation differences on foreign currency net investments and related loans		**42.3**	(2.0)	**(0.3)**	-
Fair value gain on available-for-sale investments transferred to profit on sale		**(0.8)**	-	**-**	-
Cash flow hedges – losses taken to equity		**(3.6)**	-	**(3.4)**	-
Cash flow hedges – transferred to income statement in the year		**(2.6)**	-	**(2.2)**	-
Fair value losses on net investment hedges		**(12.5)**	-	**-**	-
Actuarial gain / (loss) on post-employment benefits assets and liabilities	*13*	**19.6**	(16.1)	**17.2**	(7.1)
Tax on above items taken directly to or transferred from equity		**(7.8)**	5.8	**(4.0)**	2.1
Net income / (expense) recognised directly in equity		**34.6**	(12.3)	**7.3**	(5.0)
Profit for the year		**151.3**	114.5	**215.6**	656.4
Total recognised income and expense relating to the year		**185.9**	102.2	**222.9**	651.4
IFRS transition adjustment for financial instruments – hedging reserve	*34*	**2.1**	-	**2.0**	-
IFRS transition adjustment for financial instruments – available-for-sale reserve	*34*	**0.7**	-	**-**	-
IFRS transition adjustment for financial instruments – retained earnings	*34*	**(0.1)**	-	**(0.1)**	-
		188.6	102.2	**224.8**	651.4
Total recognised income and expense attributable to:					
Equity holders of the parent company		**186.7**	103.2	**222.9**	651.4
Minority interests		**(0.8)**	(1.0)	**-**	-
		185.9	102.2	**222.9**	651.4
IFRS transition adjustment for financial instruments attributable to:					
Equity holders of the parent company		**2.7**	-	**1.9**	-

The notes on pages 62 to 109 form an integral part of the accounts.

Accounting Policies

for the year ended 31st March 2006

The group's and parent company's significant accounting policies are:

Basis of accounting and preparation

The accounts are prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or the Standing Interpretations Committee (SIC) as adopted by the European Union. For Johnson Matthey, there are no differences between IFRS as adopted by the European Union and full IFRS as published by the International Accounting Standards Board and so the accounts comply with IFRS.

The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained below.

Previous accounts were prepared under UK Generally Accepted Accounting Principles (UK GAAP) and reconciliations converting the group's results and the parent company's balance sheet from UK GAAP to IFRS for the year ended 31st March 2005 and the group's and parent company's balance sheets at 1st April 2004 (the date of transition) are presented in note 44.

Johnson Matthey has taken advantage of the exemption allowed under IFRS 1 – 'First-time Adoption of International Financial Reporting Standards' not to restate comparative information to comply with International Accounting Standard (IAS) 32 – 'Financial Instruments: Disclosure and Presentation', IAS 39 – 'Financial Instruments: Recognition and Measurement' and IFRS 4 – 'Insurance Contracts'. Note 34 details the adjustment to the balance sheets at 1st April 2005 for the implementation of these standards. The group and parent company have also adopted the amendment to IAS 19 – 'Employee Benefits', which permits the full recognition of actuarial gains or losses that occur in the year in the statement of recognised income and expense, and the amendment to IAS 39 and IFRS 4, which ensures that financial guarantee contracts are included in the balance sheet where appropriate.

The parent company has not presented its own income statement and related notes as permitted by section 230 of the Companies Act 1985.

Basis of consolidation

The consolidated accounts comprise the accounts of the parent company and all its subsidiaries, including employee share ownership trusts, and include the group's interest in associates.

Entities over which the group has the ability to exercise control are accounted for as subsidiaries. Entities that are not subsidiaries or joint ventures but where the group has significant influence (i.e. the power to participate in the financial and operating policy decisions) are accounted for as associates.

The results and assets and liabilities of associates are included in the consolidated accounts using the equity method of accounting.

The results of businesses acquired or disposed of in the year are consolidated from or up to the effective date of acquisition or disposal respectively. The net assets of businesses acquired are incorporated in the consolidated accounts at their fair values at the date of acquisition.

Transactions and balances between subsidiaries are eliminated. No profit is taken on transactions between subsidiaries and the group's share of profits on transactions with associates is also eliminated.

In the parent company balance sheet, businesses acquired by the parent company from other group companies are incorporated at book value at the date of acquisition. Where the consideration given exceeds the book value of the assets acquired this difference is accounted for as goodwill.

Revenue

Revenue comprises all sales of goods and rendering of services at the fair value of consideration received or receivable after the deduction of any trade discounts and excluding sales taxes. Revenue is recognised when it can be measured reliably and the significant risks and rewards of ownership are transferred to the customer. With the sale of goods this generally occurs when the goods are despatched or made available to the customer, except for the sale of consignment products located at customers' premises where revenue is recognised on notification that the product has been used. With the rendering of services revenue is generally recognised by reference to the stage of completion as measured by the proportion that costs incurred to date bear to the estimated total costs. With royalties this generally occurs in accordance with the substance of the relevant agreement.

Construction contracts

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion. This is normally measured by the proportion that contract costs incurred to date bear to the estimated total contract costs.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that the total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Accounting Policies

for the year ended 31st March 2006

Foreign currencies

Foreign currency transactions are recorded in local currency at the exchange rate at the date of transaction. Foreign currency monetary assets and liabilities are retranslated into local currency at the exchange rate at the balance sheet date.

Income statements and cash flows of overseas subsidiaries, associates and branches are translated into sterling at the average rates for the year. Balance sheets of overseas subsidiaries, associates and branches, including any fair value adjustments and including related goodwill, are translated into sterling at the exchange rates at the balance sheet date.

Exchange differences arising on the translation of the net investment in overseas subsidiaries, associates and branches, less exchange differences arising on related foreign currency financial instruments which hedge the group's net investment in these operations, are taken to a separate component of equity. The group has taken advantage of the exemption allowed in IFRS 1 to deem the cumulative translation difference for all overseas subsidiaries, associates and branches to be zero at 1st April 2004.

Other exchange differences are taken to operating profit.

Research and development

Research expenditure is charged to the income statement in the year incurred.

Development expenditure is charged to the income statement in the year incurred unless it meets the IFRS recognition criteria for capitalisation. When the recognition criteria have been met any further development expenditure is capitalised as an intangible asset.

Interest

Interest is recognised in the income statement in the year incurred.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment. Finance costs are not capitalised.

Depreciation is generally provided using the straight line method to write off the cost less estimated residual value over the useful life of the asset. The estimated useful lives vary according to the class of the asset, but are typically: leasehold property 30 years (or the life of the lease if shorter); freehold buildings 30 years; and plant and equipment 4 to 10 years. Freehold land is not depreciated.

Goodwill

Goodwill arises on the acquisition of a business when the fair value of the consideration given exceeds the fair value attributed to the net assets acquired. It is subject to annual impairment reviews.

The group and parent company have taken advantage of the exemption allowed under IFRS 1 and so goodwill arising on acquisitions made before 1st April 2004 is included at the carrying amount at that date less any subsequent impairments. Up to 31st March 1998 goodwill was eliminated against reserves.

Intangible assets

Intangible assets are stated at cost less any accumulated amortisation and any provision for impairment. They are amortised in accordance with the relevant income stream or by using the straight line method over their useful lives from the time they are first available for use. The estimated useful lives vary according to the specific asset but are typically: 1 to 8 years for customer contracts and relationships; 3 to 8 years for capitalised software; 3 to 10 years for patents, trademarks and licences; and 3 to 8 years for capitalised development currently being amortised.

Intangible assets which are not yet being amortised are subject to annual impairment reviews.

Investments in subsidiaries

Investments in subsidiaries are stated in the parent company's balance sheet at cost less any provision for impairment. Any distributions from pre-acquisition profits are recognised as a reduction to the cost of the investment.

Leases

Leases are classified as finance leases whenever they transfer substantially all the risks and rewards of ownership to the group. The assets are included in property, plant and equipment or capitalised software and the capital elements of the leasing commitments are shown as obligations under finance leases. The assets are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement.

All other leases are classified as operating leases and the rentals payable are expensed on a straight line basis over the lease term.

Grants

Grants related to assets are included in deferred income and released to the income statement in equal instalments over the expected useful lives of the related assets.

Grants related to income are generally deducted in reporting the related expense.

Precious metal inventories

Inventories of gold, silver and platinum group metals are valued according to the source from which the metal is obtained. Metal which has been purchased and committed to future sales to customers or hedged in metal markets is valued at the price at which it is contractually committed or hedged, adjusted for unexpired contango and backwardation. Other precious metal inventories owned by the group, which are unhedged, are valued at the lower of cost and net realisable value using the weighted average cost formula.

Other inventories

Non precious metal inventories are valued at the lower of cost, including attributable overheads, and net realisable value. Except where costs are specifically identified, the first-in, first-out or weighted average cost formulae are used to value inventories.

Derivative financial instruments

The group and parent company use derivative financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with their underlying business activities and the financing of those activities. The group and parent company do not undertake any trading activity in derivative financial instruments.

Derivative financial instruments are measured at their fair value. Derivative financial instruments may be designated at inception as fair value hedges, cash flow hedges or net investment hedges if appropriate.

Changes in the fair value of any derivative financial instruments that are not designated as or are not determined to be effective hedges are recognised immediately in the income statement.

Changes in the fair value of derivative financial instruments designated as fair value hedges are recognised in the income statement, together with the related changes in the fair value of the hedged asset or liability.

Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognised in equity. If the hedged item results in the recognition of a non-financial asset or liability, the amount recognised in equity is transferred out of equity and included in the initial carrying amount of the asset or liability. Otherwise, the amount recognised in equity is transferred to the income statement in the same period that the hedged item is recognised in the income statement.

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.

Other financial instruments

All other financial instruments are initially recognised at fair value plus transaction costs. Subsequent measurement is as follows:

- Unhedged borrowings are measured at amortised cost.
- Available-for-sale investments are measured at fair value with changes in fair value recognised directly in equity. On disposal of the investment the amount recognised in equity will be transferred to the income statement at the trade date.
- All other financial assets and liabilities, including short term receivables and payables, are measured at amortised cost less any impairment provision.

Cash and cash equivalents

Cash and deposits comprise cash at bank and in hand, including short term deposits with a maturity date of three months or less from the date of acquisition. The group and parent company routinely use short term bank overdraft facilities, which are repayable on demand, as an integral part of their cash management policy. Therefore cash and cash equivalents in the cash flow statements are cash and deposits less bank overdrafts. Offset arrangements across group businesses have been applied to arrive at the net cash and overdraft figures.

Taxation

Current and deferred tax are recognised in the income statement, except when they relate to items recognised directly in equity when the related tax is also recognised in equity.

Current tax is the amount of income tax expected to be paid in respect of the taxable profits using the tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the balance sheet. It is provided using the tax rates that are expected to apply in the period when the asset or liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries, branches and associates where the group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Accounting Policies

for the year ended 31st March 2006

Provisions and contingencies

Provisions are recognised when the group has a present obligation as a result of a past event and a reliable estimate can be made of a probable adverse outcome, for example warranties, environmental claims and restructurings. Otherwise, material contingent liabilities are disclosed unless the transfer of economic benefits is remote. Contingent assets are only disclosed if an inflow of economic benefits is probable.

The group considers financial guarantees of its share of the borrowings and precious metal leases of its associates to be insurance contracts. The parent company considers financial guarantees of its subsidiaries' borrowings and precious metal leases to be insurance contracts. These are treated as contingent liabilities unless it becomes probable that they will be required to make a payment under the guarantee.

Share-based payments and employee share ownership trusts (ESOTs)

The fair value of outstanding share options granted to employees and shares allocated to employees under the long term incentive plan after 7th November 2002 is calculated using an adjusted Black-Scholes options valuation model and the resulting cost is charged to the income statement over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting where appropriate.

The group and parent company provide finance to the ESOTs to purchase company shares in the open market. Costs of running the ESOTs are charged to the income statement. The cost of shares held by the ESOTs are deducted in arriving at equity until they vest unconditionally in employees.

Pensions and other post-employment benefits

The group operates a number of contributory and non-contributory plans, mainly of the defined benefit type, which require contributions to be made to separately administered funds.

The costs of the defined contribution plans are charged to the income statement as they fall due.

For defined benefit plans, the group and parent company recognise the net assets or liabilities of the schemes in their balance sheets. Obligations are measured at present value using the projected unit credit method and a discount rate reflecting yields on high quality corporate bonds. Assets are measured at their fair value at the balance sheet date. The changes in scheme assets and liabilities, based on actuarial advice, are recognised as follows:

- The current service cost is spread over the period during which benefit is expected to be derived from the employees' services based on the most recent actuarial valuation and is deducted in arriving at operating profit.
- The interest cost, based on the discount rate at the beginning of the year and the present value of the defined benefit obligation during the year, is included in operating profit.
- The expected return on plan assets, based on market expectations at the beginning of the year for returns over the entire life of the related obligation and amended for changes in the fair value of plan assets as a result of contributions paid in and benefits paid out, is included in operating profit.
- Actuarial gains and losses, representing differences between the expected return and actual return on plan assets, differences between actuarial assumptions underlying the plan liabilities and actual experience during the year, and changes in actuarial assumptions, are recognised in the statement of recognised income and expense in the year they occur.
- Past service costs are spread evenly over the period in which the increases in benefit vest and are deducted in arriving at operating profit. If an increase in benefits vests immediately, the cost is recognised immediately.
- Gains or losses arising from settlements or curtailments are included in operating profit.

Standards and interpretations issued but not yet applied

IFRS 7 – 'Financial Instruments: Disclosures' was issued in August 2005 and is required to be applied for annual periods beginning on or after 1st January 2007. It revises and enhances the disclosure required by IAS 30 – 'Disclosure in the Financial Statements of Banks and Similar Financial Institutions' and IAS 32 – 'Financial Instruments: Presentation'.

Notes on the Accounts

for the year ended 31st March 2006

1 Segmental information

By business segment

For management purposes, the group is organised into four operating divisions – Catalysts, Precious Metal Products, Pharmaceutical Materials and Ceramics. Their principal activities are described on pages 8 to 15. Sales between segments are made at market prices, taking into account the volumes involved.

Year ended 31st March 2006

	Catalysts £ million	Precious Metal Products £ million	Pharmaceutical Materials £ million	Ceramics £ million	Eliminations £ million	Total £ million
Sales to external customers	1,477.4	2,962.4	133.9	182.2	-	4,755.9
Inter-segment sales	17.4	676.9	1.2	4.4	(699.9)	-
Total revenue	1,494.8	3,639.3	135.1	186.6	(699.9)	4,755.9
External sales excluding the value of precious metals	786.4	245.4	127.2	182.2	-	1,341.2
Segment result before impairment and restructuring costs	134.2	62.2	33.8	21.3	-	251.5
Impairment and restructuring costs	-	(6.0)	-	-	-	(6.0)
Segment result	134.2	56.2	33.8	21.3	-	245.5
Unallocated corporate expenses						(16.8)
Operating profit						228.7
Net interest payable						(14.7)
Share of loss of associates		(0.2)		-		(0.2)
Profit before tax						213.8
Income tax expense						(62.5)
Profit for the year						151.3
Segment assets	1,118.4	305.8	331.3	164.6	(26.7)	1,893.4
Investments in associates	-	4.3	-	-	-	4.3
Cash and deposits						133.0
Current and deferred income tax assets						8.0
Post-employment benefits net assets						75.0
Unallocated corporate assets						52.2
Total assets						2,165.9
Segment liabilities	206.5	117.1	24.1	38.0	(26.7)	359.0
Borrowings, finance leases and related swaps						545.0
Current and deferred income tax liabilities						115.7
Employee benefits obligations						56.2
Unallocated corporate liabilities						45.5
Total liabilities						1,121.4
Segment capital expenditure	89.2	13.7	9.9	6.5	-	119.3
Corporate capital expenditure						4.7
Total capital expenditure						124.0
Segment depreciation and amortisation	39.8	13.0	10.0	6.3	-	69.1
Corporate depreciation						1.7
Total depreciation and amortisation						70.8
Significant non-cash expenses other than depreciation	-	7.7	-	-	-	7.7

1 Segmental information (continued)

By business segment (continued)

Year ended 31st March 2005

	Catalysts £ million	Precious Metal Products £ million	Pharmaceutical Materials £ million	Ceramics £ million	Eliminations £ million	Total £ million
Sales to external customers	1,157.2	3,171.0	131.8	166.2	–	4,626.2
Inter-segment sales	34.8	496.2	0.2	9.5	(540.7)	–
Total revenue	1,192.0	3,667.2	132.0	175.7	(540.7)	4,626.2
External sales excluding the value of precious metals	672.1	224.8	124.6	166.2	–	1,187.7
Segment result before impairment and restructuring costs	122.5	52.0	39.8	18.8	–	233.1
Impairment and restructuring costs	(3.0)	(30.0)	–	(3.7)	–	(36.7)
Segment result	119.5	22.0	39.8	15.1	–	196.4
Unallocated corporate expenses						(16.5)
Operating profit						179.9
Net interest payable						(13.0)
Share of profit of associates		0.5		–		0.5
Profit before tax						167.4
Income tax expense						(46.5)
Profit for the year from continuing operations						120.9
Loss for the year from discontinued operations (note 40)						(6.4)
Profit for the year						114.5
Segment assets	907.2	237.1	326.5	155.7	(15.6)	1,610.9
Investments in associates	–	4.7	–	0.1	–	4.8
Cash and deposits						78.7
Current and deferred income tax assets						4.2
Post-employment benefits net assets						45.2
Unallocated corporate assets						64.9
Total assets						1,808.7
Segment liabilities	142.3	79.9	22.1	32.3	(15.6)	261.0
Borrowings, finance leases and related swaps						448.3
Current and deferred income tax liabilities						56.9
Employee benefits obligations						48.2
Unallocated corporate liabilities						64.4
Total liabilities						878.8
Segment capital expenditure	64.4	13.4	16.8	2.8	–	97.4
Capital expenditure on discontinued operations						1.1
Corporate capital expenditure						2.4
Total capital expenditure						100.9
Segment depreciation and amortisation	36.0	13.2	9.6	6.0	–	64.8
Depreciation on discontinued operations						0.8
Corporate depreciation						2.0
Total depreciation and amortisation						67.6
Significant non-cash expenses other than depreciation	0.7	7.8	–	–	–	8.5

1 Segmental information (continued)

By geographical segment

Pharmaceutical Materials is located in Europe and North America. All of the other divisions of the group have a presence in each of the geographical segments.

Year ended 31st March 2006

	Europe £ million	North America £ million	Asia £ million	Rest of the World £ million	Eliminations £ million	Total £ million
External sales by geographical destination	**1,959.5**	**1,132.8**	**1,124.2**	**539.4**	**-**	**4,755.9**
Carrying value of segment assets by location	**1,322.0**	**294.1**	**170.4**	**162.9**	**(56.0)**	**1,893.4**
Capital expenditure by location of assets	**61.3**	**42.5**	**13.7**	**6.5**	**-**	**124.0**

Year ended 31st March 2005

	Europe £ million	North America £ million	Asia £ million	Rest of the World £ million	Eliminations £ million	Total £ million
External sales by geographical destination	2,032.6	995.8	1,228.7	369.1	-	4,626.2
Carrying value of segment assets by location	1,097.4	364.1	111.9	75.5	(38.0)	1,610.9
Capital expenditure by location of assets	58.4	27.0	8.6	6.9	-	100.9

2 Revenue

	2006 £ million	2005 £ million
Sale of goods	**4,664.9**	4,549.5
Rendering of services	**86.6**	72.1
Royalties / licence income	**4.4**	4.6
Total revenue	**4,755.9**	4,626.2

3 Impairment and restructuring costs

	2006 £ million	2005 £ million
Impairment of UK Pgm Refining assets (Precious Metal Products)	**6.0**	-
Closure of UK gold and silver bullion refinery (Precious Metal Products)	**-**	13.2
Restructuring of UK Pgm Refining (Precious Metal Products)	**-**	10.2
Restructuring of Colour Technologies following disposal of Pigments & Dispersions (Precious Metal Products)	**-**	6.6
Restructuring of Ceramics following disposal of Pigments & Dispersions	**-**	3.7
Acquisition integration costs for Activated Metals and Chemicals, Inc. (AMC) (Catalysts)	**-**	1.0
Acquisition integration costs for Lancaster Synthesis (Catalysts)	**-**	2.0
Total impairment and restructuring costs	**6.0**	36.7

The group has decided to stop using parts of the pgm refining process and so has fully impaired the associated plant and equipment.

Notes on the Accounts

for the year ended 31st March 2006

4 Operating profit

	2006 £ million	2005 £ million
Operating profit is arrived at after charging / (crediting):		
Total research and development expenditure	**62.7**	57.4
less development expenditure capitalised	**(6.7)**	(5.4)
Research and development charged	**56.0**	52.0
less external funding received – from government grants	**(1.2)**	(2.9)
– from other organisations	**(2.7)**	(1.4)
Net research and development	**52.1**	47.7
Other government grants	**(0.1)**	(0.2)
Inventories recognised as an expense	**3,946.0**	3,873.8
Write-down of inventories recognised as an expense	**3.0**	2.2
Reversal of write-down of inventories arising from increases in net realisable value	**(0.3)**	(0.2)
Net (gains) / losses on foreign exchange	**(0.5)**	0.1
Net losses on foreign currency forwards held for trading	**0.1**	–
Depreciation of property, plant and equipment	**64.7**	62.7
Amortisation of internally generated intangible assets included in other cost of sales	**1.4**	1.1
Amortisation of other intangible assets included in – other cost of sales	**2.2**	1.8
– distribution costs	**0.2**	0.1
– administrative expenses	**2.3**	1.9
Operating lease rentals payable – minimum lease payments	**9.1**	7.8

5 Fees paid to auditors

			2006 £ million	2006 £ million	2005 £ million	2005 £ million
Audit services	– statutory audit	– parent company		**0.4**		0.4
		– subsidiary undertakings		**0.6**		0.6
				1.0		1.0
	– audit-related regulatory reporting			**0.1**		0.2
Total fees for audit services				**1.1**		1.2
Further assurance services	– due diligence		**-**		0.2	
Total fees for further assurance services				**-**		0.2
Tax services	– compliance		**0.2**		0.2	
	– advisory services		**0.1**		0.1	
Total fees for tax services				**0.3**		0.3
Total fees paid to group auditors				**1.4**		1.7

Included above are non-audit fees paid to auditors and their associates in the United Kingdom of £0.1 million (2005 £0.2 million).

Audit fees paid to other auditors were £0.1 million (2005 £ nil).

6 Interest payable

	2006 £ million	2005 £ million
Interest payable on bank loans and overdrafts	**18.7**	18.8
Other interest payable	**12.9**	13.4
Net loss on remeasurement of fair value hedges and related hedged items to fair value	**0.1**	-
Total interest payable	**31.7**	32.2

7 Interest receivable

	2006 £ million	2005 £ million
Interest receivable	**8.3**	6.2
Interest receivable on interest rate swaps	**8.4**	13.0
Remaining gain on remeasurement of net investment hedging instruments to fair value	**0.2**	-
Net gain on remeasurement of foreign currency swaps held for trading	**0.1**	-
Total interest receivable	**17.0**	19.2

8 Taxation

	2006 £ million	2005 £ million
Current tax		
Corporation tax on profits for the year	**63.3**	34.1
Adjustment for prior years	**(0.9)**	(2.3)
Total current tax	**62.4**	31.8
Deferred tax		
Origination and reversal of temporary differences	**2.0**	16.5
Changes in tax rates and laws	**(0.3)**	-
Recognition of previously unrecognised deferred tax assets	**(1.7)**	-
Adjustment to estimated recoverable amount of deferred tax assets arising in prior years	**0.1**	(1.8)
Total deferred tax	**0.1**	14.7
Tax expense	**62.5**	46.5

The tax charge for the year can be reconciled to the profit per the income statement as follows:

	2006 £ million	2005 £ million
Profit before tax	**213.8**	167.4
Tax expense at UK corporation tax rate of 30% (2005 30%)	**64.1**	50.2
Effects of:		
Overseas tax rates	**1.5**	2.7
Expenses not deductible for tax purposes	**1.3**	0.7
Net utilisation of tax losses and tax holidays	**(1.4)**	(0.6)
Adjustments for prior years	**(0.8)**	(4.1)
Research and development credits	**(2.4)**	(2.3)
Other	**0.2**	(0.1)
Tax expense for the year	**62.5**	46.5

The group has benefited from a reduction in the applicable tax rate in a number of jurisdictions which has reduced the tax expense compared with what it would have been had the previous rates prevailed.

9 Dividends

	2006 £ million	2005 £ million
2003/04 final ordinary dividend paid – 18.2 pence per share	-	39.5
2004/05 interim ordinary dividend paid – 8.7 pence per share	-	18.9
2004/05 final ordinary dividend paid – 19.0 pence per share	**40.9**	-
2005/06 interim ordinary dividend paid – 9.1 pence per share	**19.5**	-
Total dividends	**60.4**	58.4

A final dividend of 21.0 pence per ordinary share has been proposed by the board which will be paid on 1st August 2006 to shareholders on the register at the close of business on 9th June 2006. The estimated amount to be paid is £44.9 million. In accordance with IFRS accounting requirements this dividend has not been recognised in these accounts.

10 Earnings per ordinary share

	2006 pence	2005 pence
Total		
Basic	**70.8**	53.2
Diluted	**70.5**	53.1
Continuing		
Basic	**70.8**	56.1
Diluted	**70.5**	56.0
Discontinued		
Basic	-	(2.9)
Diluted	-	(2.9)

Earnings per ordinary share have been calculated by dividing the profit attributable to equity holders of the parent company by the weighted average number of shares in issue during the period.

	2006 £ million	2005 £ million
Earnings		
Profit for the year from continuing operations attributable to equity holders of the parent company	**152.1**	121.9
Loss for the year from discontinued operations attributable to equity holders of the parent company	-	(6.4)
Profit for the year attributable to equity holders of the parent company	**152.1**	115.5

	2006	2005
Weighted average number of shares in issue		
Basic	**214,895,523**	217,005,241
Dilution for share options and long term incentive plan	**967,320**	497,097
Diluted	**215,862,843**	217,502,338

Earnings per ordinary share before impairment and restructuring costs are calculated as follows:

	2006 £ million	2005 £ million
Profit for the year attributable to equity holders of the parent company	**152.1**	115.5
Loss for the year from discontinued operations	-	6.4
Impairment and restructuring costs	**6.0**	36.7
Tax thereon	**(1.8)**	(13.3)
Profit for the year before impairment and restructuring costs	**156.3**	145.3

	2006 pence	2005 pence
Earnings per share before impairment and restructuring costs		
Basic	**72.7**	67.0
Diluted	**72.4**	66.8

11 Employee and key management personnel costs

11a Employee numbers

	Group 2006	Group 2005	Parent company 2006	Parent company 2005
The average monthly number of employees during the year was:				
Catalysts	**4,129**	3,941	**1,311**	1,206
Precious Metal Products	**1,788**	1,881	**708**	880
Pharmaceutical Materials	**580**	610	**267**	260
Ceramics	**699**	748	**67**	95
Corporate and Central Research	**255**	231	**223**	200
Average number of employees – continuing	**7,451**	7,411	**2,576**	2,641
Discontinued operations	**–**	121	**–**	106
Average number of employees – total	**7,451**	7,532	**2,576**	2,747
Actual number of employees at 31st March	**7,718**	7,354	**2,633**	2,552

The number of temporary employees included above at 31st March 2006 was 174 (2005 90) for the group and 39 (2005 12) for the parent company.

11b Employee benefits expense

	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Wages and salaries	**220.4**	212.3	**89.1**	90.9
Social security costs	**24.1**	23.5	**8.1**	7.8
Pension and other post-employment costs	**18.5**	12.9	**10.9**	5.3
Share-based payments	**7.6**	7.0	**6.5**	6.2
Total employee benefits expense	**270.6**	255.7	**114.6**	110.2

Termination benefits of £5.7 million (2005 £7.3 million) for the group and £5.3 million (2005 £5.9 million) for the parent company are not included above.

11c Key management personnel

The key management of the group and parent company consist of the board of directors and the members of the Chief Executive's Committee. Their compensation charged in the year was:

	2006 £ million	2005 £ million
Short term employee benefits	**3.5**	4.0
Pension and other post-employment costs	**0.7**	0.6
Share-based payments	**0.9**	0.6
Termination payments	**–**	0.5
Non-executive directors' fees and benefits	**0.5**	0.4
Total compensation of key management personnel	**5.6**	6.1

Other than the compensation above there were no transactions with any key management personnel. There were no balances outstanding at the year end.

Information on the directors' remuneration is given in the Remuneration Report on pages 46 to 51.

12 Share-based payments

Share options

Equity settled share options are granted to employees at the market value of the company's shares at the time of grant and are subject to performance targets over a three year period and have a maximum life of ten years. The number of shares over which options are granted is based on a percentage of the employee's salary and since 2001 approximately 800 employees have been granted options each year.

Options granted in 2004 onwards are subject to a minimum three year performance target of earnings per share (EPS) growth of UK RPI plus 3% per annum. Other performance targets are EPS growth of UK RPI plus 4% per annum and EPS growth of UK RPI plus 5% per annum. If the performance targets are not met at the end of the three year performance period, the options will lapse. Also, gains are capped at 100% of the grant price.

Options granted in 2001 to 2003 can only be exercised if the normalised EPS has grown by at least UK RPI plus 4% per annum over any three consecutive years during the life of the options. That target has not been met and none of these option grants is yet exercisable. They are subject to annual retesting until they lapse on the tenth anniversary of grant.

Some options granted in 2000 and before are still outstanding. These were subject to a performance target of EPS growth of UK RPI plus 2% over the three year performance period. Since that target has been met all these options are exercisable.

Long Term Incentive Plan (LTIP)

Under the LTIP, shares are allocated to directors and certain key executives of the group based upon a percentage of salary and are subject to performance conditions over a three year period. At 31st March 2006, shares allocated in 2003, 2004 and 2005 were outstanding in respect of which the performance period has not expired.

For allocations made in 2004 onwards the release of shares is subject to a relative total shareholder return (TSR) compared to those companies ranked 51 to 150 in the FTSE index over a three year period. All shares are released if the company ranks in the 75th percentile or above. Between 35% and 100% of the shares are released on a straight line basis if the company ranks between the 50th and 75th percentiles. No shares are released if the company ranks in the 50th percentile or below. In addition EPS growth must be at least equal to UK RPI plus 2% per annum over the three year performance period before any release is made.

For allocations made prior to 2004, 50% of the allocation is subject to the relative TSR target described above. For the remaining 50%, release is subject to absolute TSR growth over the three year period. All shares are released if the absolute TSR growth is 45% or more. Pro-rata allocations on a straight line basis of between 50% and 100% are released if absolute TSR growth is between 30% and 45%. Half of the allocated shares are released if TSR growth is 30%. No shares are released if growth is below 30%. In addition EPS growth must be at least equal to UK RPI plus 2% per annum over the three year performance period before any release is made.

Share Incentive Plan (SIP) – UK and overseas

Under the SIP, all employees with at least one year of service with the group and who are employed by a participating group company are entitled to contribute up to 2.5% of basic pay each month, subject to a £125 per month limit. The plan trustees buy shares (partnership shares) at market value each month with the contributions. For each partnership share purchased, the group purchases two shares (matching shares) which are allocated to the employee. In the UK SIP, if the employee sells or transfers partnership shares within three years from the date of allocation, the linked matching shares are forfeited. In the overseas SIP, partnership shares and matching shares are subject to a three year holding period and cannot be sold or transferred during that time.

401k approved savings investment plans (401k plans)

In the US there are two 401k plans, one for salaried employees and one for hourly employees. Salaried employees may contribute up to 50% of their base pay and hourly up to 20% of their base pay, both subject to a statutory limit. Salaried employees choosing Johnson Matthey Plc shares matching are matched 100% of the first 4% contributed and hourly employees are matched 50% of the first 2% contributed. Employees may contribute after one month of service and are eligible for matching after one year of service.

Further details of the directors' remuneration under share-based payment plans are given in the Remuneration Report on pages 46 to 51.

Activity relating to share options was:

	2006 Number of options	2006 Weighted average exercise price pence	2005 Number of options	2005 Weighted average exercise price pence
Outstanding at the start of the year	**7,282,342**	**891.85**	6,183,642	869.71
Granted during the year	**2,207,614**	**1,070.00**	2,080,347	892.00
Forfeited during the year	**(594,700)**	**944.68**	(460,477)	924.94
Exercised during the year	**(705,604)**	**750.62**	(521,170)	604.47
Outstanding at the end of the year	**8,189,652**	**984.23**	7,282,342	891.86
Exercisable at the end of the year	**504,790**	**776.65**	1,228,680	764.26

Options were exercised on a regular basis throughout the year. The average share price during the year was 1,193.92 pence (2005 946.97 pence).

12 Share-based payments (continued)

Details of share options outstanding at the end of the year are:

	2006 Number of options	2006 Weighted average remaining life years	2005 Number of options	2005 Weighted average remaining life years
Range of exercise price				
300 pence to 400 pence	**1,126**	**3.0**	3,057	2.4
400 pence to 500 pence	**307**	**3.3**	486	4.3
500 pence to 600 pence	**218,243**	**2.8**	568,889	3.7
600 pence to 700 pence	**952**	**1.5**	3,342	2.4
800 pence to 900 pence	**4,665,693**	**7.4**	5,059,372	8.4
900 pence to 1,000 pence	**284,162**	**4.3**	652,906	5.3
1,000 pence to 1,100 pence	**3,019,169**	**8.2**	994,290	6.3
	8,189,652	**7.5**	7,282,342	7.5

The fair value of share options granted during the year was 192.4 pence per option (2005 162.1 pence per option). An adjusted Black-Scholes option pricing model was used to determine the fair value of the options granted. The inputs to the model were:

	2006	2005
Share price	**1,070p**	892p
Exercise price	**1,070p**	892p
Expected volatility	**27.1%**	33.9%
Expected option life	**5 years**	5 years
Expected dividend rate	**2.59%**	2.96%
Risk free interest rate	**4.260%**	5.105%

Expected volatility was determined by calculating the historical volatility of the company's share price over the previous three years. The expected option life takes into account the effects of expected early exercise, exercise restrictions and behavioural considerations based on the history of previous option grants. Given the low employee turnover and the consistency of the historical average option life Black-Scholes is considered to be a suitable stochastic model to use for fair valuing Johnson Matthey's share options.

During the year 423,030 (2005 457,974) shares were allocated under the LTIP with a fair value at allocation date of 389.5 pence per share allocation (2005 346.7 pence per share allocation). The fair value was determined using a Black-Scholes option pricing model with a zero exercise price, a share price at date of allocation of 1,002.5 pence (2005 897 pence) and an expected dividend rate of 2.76% (2005 2.94%). The fair value was adjusted to take account of the TSR performance condition.

Activity relating to the LTIP was:

	2006 Number of allocated shares	2005 Number of allocated shares
Outstanding at the start of the year	**1,205,842**	1,165,749
Allocated during the year	**423,030**	457,974
Forfeited during the year	**(29,626)**	(67,865)
Expired during the year	**(377,252)**	(350,016)
Outstanding at the end of the year	**1,221,994**	1,205,842

281,921 (2005 351,607) matching shares under the SIP and 91,595 (2005 92,217) shares under the 401k plans were allocated to employees during the year. They are nil cost awards on which performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value of the shares at that date.

The total expense recognised during the year in respect of equity settled share-based payments, taking into account expected lapses due to leavers and the probability that EPS performance conditions will not be met, was £7.6 million (2005 £7.0 million).

13 Post-employment benefits

13a Group

The group operates a number of post-employment benefits plans around the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The majority of the plans are defined benefit which require contributions to be made into separately administered funds and retirement benefits are based on factors such as employees' pensionable salary and length of service. Some of the plans are defined contribution, where the retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee. The group also makes payments to employees' personal pension plans. The amount recognised as an expense for defined contribution plans was £2.9 million (2005 £2.6 million).

The major defined benefit plans are pension plans and post-retirement medical plans in the UK and the US. The pension plans are final salary plans except for the US hourly plan which is a fixed benefit based upon years of service. Full actuarial valuations were carried out at 1st April 2003 for the main UK pension plan and 30th June 2005 for the US pension plans and the valuations of all of the UK and US plans were updated to 31st March 2006 by qualified independent actuaries. A full triennial actuarial valuation as at 1st April 2006 for the main UK pension plan will be carried out in 2006/07.

The main assumptions were:

	2006 UK plans %	2006 US plans %	2006 Other plans %	2005 UK plans %	2005 US plans %	2005 Other plans %
Rate of increase in salaries	**4.40**	**4.25**	**3.57**	4.30	4.25	3.41
Rate of increase in pensions in payment	**2.90**	**–**	**2.31**	2.80	–	2.12
Discount rate	**4.90**	**5.75**	**4.66**	5.40	5.75	4.51
Inflation	**2.90**	**2.75**	**2.66**	2.80	2.75	2.42
Current medical benefits cost trend rate	**6.90**	**10.00**	**–**	5.80	9.50	–
Ultimate medical benefits cost trend rate	**6.90**	**5.00**	**–**	5.80	5.00	–

The group uses certain mortality assumptions when calculating plan obligations. The current mortality assumptions for all major plans retain prudent allowance for future improvements in longevity and take account of experience.

The mortality tables used for the group's largest plan, which is in the UK, were PMA92C03 with a one year age rating for male members retiring in normal health and PFA92C03 with a one year age rating for female members retiring in normal health. Allowance for future mortality improvements was made by deducting 0.25% per annum from the discount rate used for calculation purposes. Shorter longevity assumptions are used for members who retire on grounds of ill-health. These tables lead to a further life expectancy of an average member currently aged 63 (the plan's normal retirement age for the majority of its members) and one who retires at age 63 in 23 years time of:

	Male	Female
Retiring today at age 63	**20.6**	**23.7**
Retiring in 23 years time at 63	**22.1**	**25.1**

The mortality tables used for the other larger plans were:

US	1983 Group Annuity Tables
Netherlands	GBM/V 1995-2000 (-1, -2)
Canada	UP 94 generational (including allowance for future mortality improvements)
South Africa	PA(90), rates down 2 years

A one percentage point change in the assumed medical cost trend rates would have the following effects on:

	One percentage point increase		One percentage point decrease	
	UK plans £ million	US plans £ million	UK plans £ million	US plans £ million
At 31st March 2006				
Post-retirement medical plan expense	**0.2**	**0.3**	**(0.2)**	**(0.3)**
Post-retirement medical plan defined benefit obligation	**2.0**	**4.0**	**(1.6)**	**(3.2)**
At 31st March 2005				
Post-retirement medical plan expense	0.2	0.3	(0.1)	(0.3)
Post-retirement medical plan defined benefit obligation	1.5	3.7	(1.3)	(2.9)

13 Post-employment benefits (continued)

13a Group (continued)

The fair values and expected rates of return for plan assets were:

	UK pensions		US pensions		Other	
	Expected rate of return %	Value £ million	Expected rate of return %	Value £ million	Expected rate of return %	Value £ million
At 31st March 2006						
Equities	**7.75**	**411.2**	**8.00**	**56.1**	**7.62**	**12.1**
Bonds	**4.50**	**345.5**	**5.20**	**22.9**	**3.38**	**3.9**
Property	**6.00**	**48.4**	**-**	**-**	**4.00**	**0.1**
Insurance policies	**-**	**-**	**-**	**-**	**3.82**	**9.0**
	6.25	**805.1**	**7.19**	**79.0**	**5.58**	**25.1**
At 31st March 2005						
Equities	8.00	366.6	8.00	40.4	7.00	3.3
Bonds	4.90	249.0	4.50	23.7	4.50	3.5
Property	6.25	41.8	-	-	-	-
Insurance policies	-	-	-	-	3.82	8.1
	6.71	657.4	6.71	64.1	4.68	14.9

The defined benefit pension plans do not invest directly in Johnson Matthey Plc shares and no property or other assets owned by the pension plans is used by the group. The overall expected rate of return is determined on a country by country basis by reference to market expectations for each class of asset. It is based upon the forecasts of actuaries and market professionals.

The net post-employment benefits assets and liabilities shown in the balance sheet are analysed as:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 31st March 2006						
Present value of funded obligations	**(736.4)**	**-**	**(90.4)**	**-**	**(28.0)**	**(854.8)**
Present value of unfunded obligations	**-**	**(11.9)**	**-**	**(20.2)**	**(2.9)**	**(35.0)**
Defined benefit obligation	**(736.4)**	**(11.9)**	**(90.4)**	**(20.2)**	**(30.9)**	**(889.8)**
Fair value of plan assets	**805.1**	**-**	**79.0**	**-**	**25.1**	**909.2**
Reimbursement rights	**-**	**-**	**-**	**2.6**	**-**	**2.6**
Net retirement benefits assets and liabilities	**68.7**	**(11.9)**	**(11.4)**	**(17.6)**	**(5.8)**	**22.0**
At 31st March 2005						
Present value of funded obligations	(613.6)	-	(75.7)	-	(18.7)	(708.0)
Present value of unfunded obligations	-	(10.0)	-	(17.9)	(2.6)	(30.5)
Defined benefit obligation	(613.6)	(10.0)	(75.7)	(17.9)	(21.3)	(738.5)
Fair value of plan assets	657.4	-	64.1	-	14.9	736.4
Reimbursement rights	-	-	-	2.0	-	2.0
Net retirement benefits assets and liabilities	43.8	(10.0)	(11.6)	(15.9)	(6.4)	(0.1)

13 Post-employment benefits (continued)

13a Group (continued)

These are included in the balance sheet as:

	2006 Post-employment benefits net assets £ million	2006 Employee benefits obligations £ million	2006 Total £ million	2005 Post-employment benefits net assets £ million	2005 Employee benefits obligations £ million	2005 Total £ million
UK pension plans	70.6	(1.9)	68.7	43.8	–	43.8
UK post-retirement medical benefits plan	–	(11.9)	(11.9)	–	(10.0)	(10.0)
US pension plans	–	(11.4)	(11.4)	–	(11.6)	(11.6)
US post-retirement medical benefits plan	–	(17.6)	(17.6)	–	(15.9)	(15.9)
Other plans	4.4	(10.2)	(5.8)	1.4	(7.8)	(6.4)
Total post-employment plans	75.0	(53.0)	22.0	45.2	(45.3)	(0.1)
Other long term employee benefits		(3.2)			(2.9)	
Total long term employee benefits obligations		**(56.2)**			(48.2)	

Movements in the defined benefit obligation during the year were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2004	(556.3)	(9.3)	(69.3)	(15.5)	(16.2)	(666.6)
Current service cost – in operating profit	(17.1)	(0.3)	(3.2)	(0.6)	(1.0)	(22.2)
Current service cost – capitalised	(0.2)	–	–	–	–	(0.2)
Past service cost	(1.1)	–	–	–	(0.1)	(1.2)
Interest cost	(29.9)	(0.5)	(4.0)	(0.8)	(0.8)	(36.0)
Employee contributions	(2.9)	–	–	–	–	(2.9)
Actuarial loss	(33.0)	(0.1)	(3.5)	(1.9)	(4.2)	(42.7)
Curtailment gains	3.9	–	–	–	–	3.9
Benefits paid	23.0	0.2	2.2	0.4	1.0	26.8
Exchange adjustments	–	–	2.1	0.5	–	2.6
At 31st March 2005	(613.6)	(10.0)	(75.7)	(17.9)	(21.3)	(738.5)
Current service cost – in operating profit	(18.7)	(0.3)	(3.7)	(0.6)	(1.4)	(24.7)
Current service cost – capitalised	(0.2)	–	–	–	–	(0.2)
Past service cost	(1.3)	–	(0.1)	0.8	(0.1)	(0.7)
Interest cost	(32.7)	(0.5)	(4.6)	(1.0)	(1.0)	(39.8)
Employee contributions	(2.9)	–	–	–	(0.1)	(3.0)
Actuarial loss	(55.0)	(1.5)	(1.7)	(0.3)	(7.7)	(66.2)
Curtailment losses	(0.1)	–	–	–	–	(0.1)
Liabilities extinguished on settlements	–	–	–	–	0.9	0.9
Acquisitions	(34.2)	–	–	–	–	(34.2)
Benefits paid	22.3	0.4	2.4	0.4	1.1	26.6
Exchange adjustments	–	–	(7.0)	(1.6)	(1.3)	(9.9)
At 31st March 2006	**(736.4)**	**(11.9)**	**(90.4)**	**(20.2)**	**(30.9)**	**(889.8)**

13 Post-employment benefits (continued)

13a Group (continued)

Movements in the fair value of the plan assets during the year were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2004	598.2	–	59.6	–	14.3	672.1
Expected return on plan assets	40.2	–	4.1	–	0.9	45.2
Actuarial gain / (loss)	26.0	–	(1.1)	–	(0.3)	24.6
Employee contributions	2.9	–	–	–	–	2.9
Company contributions	13.1	0.2	5.5	0.4	1.0	20.2
Benefits paid	(23.0)	(0.2)	(2.2)	(0.4)	(1.0)	(26.8)
Exchange adjustments	–	–	(1.8)	–	–	(1.8)
At 31st March 2005	657.4	–	64.1	–	14.9	736.4
Expected return on plan assets	44.2	–	4.6	–	0.9	49.7
Actuarial gain	76.4	–	1.0	–	8.1	85.5
Employee contributions	2.9	–	–	–	0.1	3.0
Company contributions	17.0	0.4	5.7	0.4	1.7	25.2
Acquisitions	29.5	–	–	–	–	29.5
Benefits paid	(22.3)	(0.4)	(2.4)	(0.4)	(1.1)	(26.6)
Assets distributed on settlements	–	–	–	–	(1.0)	(1.0)
Exchange adjustments	–	–	6.0	–	1.5	7.5
At 31st March 2006	**805.1**	**–**	**79.0**	**–**	**25.1**	**909.2**

The actual return on plan assets for UK plans was £120.6 million (2005 £66.2 million) and for US plans was £5.6 million (2005 £3.0 million).

Movements in the reimbursement rights during the year were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2004	–	–	–	–	–	–
Actuarial gain	–	–	–	2.0	–	2.0
At 31st March 2005	–	–	–	2.0	–	2.0
Expected return	–	–	–	0.1	–	0.1
Actuarial gain	–	–	–	0.3	–	0.3
Exchange adjustments	–	–	–	0.2	–	0.2
At 31st March 2006	**–**	**–**	**–**	**2.6**	**–**	**2.6**

The cumulative amount of actuarial gains / (losses) recognised in the statement of recognised income and expense were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2004	–	–	–	–	–	–
Recognised in year	(7.0)	(0.1)	(4.6)	0.1	(4.5)	(16.1)
At 31st March 2005	(7.0)	(0.1)	(4.6)	0.1	(4.5)	(16.1)
Recognised in year	21.4	(1.5)	(0.7)	–	0.4	19.6
At 31st March 2006	**14.4**	**(1.6)**	**(5.3)**	**0.1**	**(4.1)**	**3.5**

13 Post-employment benefits (continued)

13a Group (continued)

Amounts recognised in income in respect of these plans were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
Year ended 31st March 2006						
Current service cost	**(18.7)**	**(0.3)**	**(3.7)**	**(0.6)**	**(1.4)**	**(24.7)**
Interest on plan liabilities	**(32.7)**	**(0.5)**	**(4.6)**	**(1.0)**	**(1.0)**	**(39.8)**
Expected return on plan assets	**44.2**	**-**	**4.6**	**-**	**0.9**	**49.7**
Expected return on reimbursement rights	**-**	**-**	**-**	**0.1**	**-**	**0.1**
Curtailment losses	**(0.1)**	**-**	**-**	**-**	**-**	**(0.1)**
Settlement losses	**-**	**-**	**-**	**-**	**(0.1)**	**(0.1)**
Past service cost	**(1.3)**	**-**	**(0.1)**	**0.8**	**(0.1)**	**(0.7)**
Charge to income	**(8.6)**	**(0.8)**	**(3.8)**	**(0.7)**	**(1.7)**	**(15.6)**
Year ended 31st March 2005						
Current service cost	(17.1)	(0.3)	(3.2)	(0.6)	(1.0)	(22.2)
Interest on plan liabilities	(29.9)	(0.5)	(4.0)	(0.8)	(0.8)	(36.0)
Expected return on plan assets	40.2	-	4.1	-	0.9	45.2
Curtailment gains	3.9	-	-	-	-	3.9
Past service cost	(1.1)	-	-	-	(0.1)	(1.2)
Charge to income	(4.0)	(0.8)	(3.1)	(1.4)	(1.0)	(10.3)

Of the total charge for the year, £9.8 million (2005 £8.8 million) has been included within other cost of sales, £1.7 million (2005 £2.3 million) has been included in distribution costs, £4.1 million (2005 £2.6 million) has been included in administrative expenses, £ nil (2005 £2.3 million credit) has been included in impairment and restructuring costs and £ nil (2005 £1.1 million credit) has been included in the loss for the year from discontinued operations.

Subject to to the outcome of the triennial valuation of the UK pension plans currently underway it is estimated that the group will contribute about £29 million to the post-employment defined benefit plans during the year ending 31st March 2007.

History of the plans and experience adjustments are:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
Year ended 31st March 2006						
Present value of defined benefit obligation	**(736.4)**	**(11.9)**	**(90.4)**	**(20.2)**	**(30.9)**	**(889.8)**
Fair value of plan assets	**805.1**	**-**	**79.0**	**-**	**25.1**	**909.2**
Reimbursement rights	**-**	**-**	**-**	**2.6**	**-**	**2.6**
Surplus / (deficit) in the plan	**68.7**	**(11.9)**	**(11.4)**	**(17.6)**	**(5.8)**	**22.0**
Experience adjustments arising on plan liabilities	**0.7**	**1.7**	**(1.2)**	**0.3**	**(1.0)**	**0.5**
Experience adjustments arising on plan assets	**79.7**	**-**	**1.0**	**-**	**(0.2)**	**80.5**
Year ended 31st March 2005						
Present value of defined benefit obligation	(613.6)	(10.0)	(75.7)	(17.9)	(21.3)	(738.5)
Fair value of plan assets	657.4	-	64.1	-	14.9	736.4
Reimbursement rights	-	-	-	2.0	-	2.0
Surplus / (deficit) in the plan	43.8	(10.0)	(11.6)	(15.9)	(6.4)	(0.1)
Experience adjustments arising on plan liabilities	0.8	0.4	(0.6)	(0.9)	(1.1)	(1.4)
Experience adjustments arising on plan assets	26.0	-	(1.1)	-	0.4	25.3

13 Post-employment benefits (continued)

13b Parent

The parent company is the sponsoring employer of the group's main UK defined benefit pension plan and the UK post-retirement medical benefits plan. There is no contractual agreement or stated policy for charging the net defined benefit cost for the plan to the individual group entities. The company pays contributions at a rate of 20% of pensionable pay. The main assumptions used for these plans are disclosed in note 13a.

The fair values and expected rates of return for defined benefit pension plan assets were:

	2006 Expected rate of return %	2006 Value £ million	2005 Expected rate of return %	2005 Value £ million
Equities	7.75	386.2	8.00	366.6
Bonds	4.50	339.3	4.90	249.0
Property	6.00	48.4	6.25	41.8
	6.22	773.9	6.71	657.4

The defined benefit pension plan does not invest in Johnson Matthey shares and no property or other assets owned by the pension plan is used by the company. The overall expected rate of return is determined by reference to market expectations for each class of asset. It is based upon a combination of historical analysis and the forecasts of market professionals.

The net post-employment benefits assets and liabilities shown in the balance sheet are analysed as:

	2006 Pension £ million	2006 Post-retirement medical benefits £ million	2005 Pension £ million	2005 Post-retirement medical benefits £ million
Present value of funded obligations	(703.3)	-	(613.6)	-
Present value of unfunded obligations	-	(11.9)	-	(10.0)
Defined benefit obligation	(703.3)	(11.9)	(613.6)	(10.0)
Fair value of plan assets	773.9	-	657.4	-
Net retirement benefits assets and liabilities	70.6	(11.9)	43.8	(10.0)
Other long term employee benefits		(0.2)		(0.2)
Total long term employee benefits obligations		(12.1)		(10.2)

Movements in the defined benefit obligation during the year were:

	2006 Pension £ million	2006 Post-retirement medical benefits £ million	2005 Pension £ million	2005 Post-retirement medical benefits £ million
At beginning of year	(613.6)	(10.0)	(556.3)	(9.3)
Current service cost – in operating profit	(18.5)	(0.3)	(17.1)	(0.3)
Current service cost – capitalised	(0.2)	-	(0.2)	-
Past service cost	(1.3)	-	(1.1)	-
Interest cost	(32.5)	(0.5)	(29.9)	(0.5)
Employee contributions	(2.8)	-	(2.9)	-
Actuarial loss	(56.5)	(1.5)	(33.0)	(0.1)
Curtailment (losses) / gains	(0.1)	-	3.9	-
Benefits paid	22.2	0.4	23.0	0.2
At end of year	(703.3)	(11.9)	(613.6)	(10.0)

13 Post-employment benefits (continued)

13b Parent (continued)

Movements in the fair value of the plan assets during the year were:

	2006 Pension £ million	2006 Post-retirement medical benefits £ million	2005 Pension £ million	2005 Post-retirement medical benefits £ million
At beginning of year	657.4	–	598.2	–
Expected return on plan assets	43.9	–	40.2	–
Actuarial gain	75.2	–	26.0	–
Employee contributions	2.8	–	2.9	–
Company contributions	16.8	0.4	13.1	0.2
Benefits paid	(22.2)	(0.4)	(23.0)	(0.2)
At end of year	773.9	–	657.4	–

The actual return on plan assets was £119.1 million (2005 £66.2 million).

The cumulative amount of actuarial gains / (losses) recognised in the statement of recognised income and expense were:

	2006 Pension £ million	2006 Post-retirement medical benefits £ million	2005 Pension £ million	2005 Post-retirement medical benefits £ million
At beginning of year	(7.0)	(0.1)	–	–
Recognised in year	18.7	(1.5)	(7.0)	(0.1)
At end of year	11.7	(1.6)	(7.0)	(0.1)

Subject to the outcome of the triennial valuation of the pension plan currently underway it is estimated that the company will contribute about £19 million to the post-employment defined benefit plans during the year ending 31st March 2007.

History of the plans and experience adjustments are:

	2006 Pension £ million	2006 Post-retirement medical benefits £ million	2005 Pension £ million	2005 Post-retirement medical benefits £ million
Present value of defined benefit obligation	(703.3)	(11.9)	(613.6)	(10.0)
Fair value of plan assets	773.9	–	657.4	–
Surplus / (deficit) in the plan	70.6	(11.9)	43.8	(10.0)
Experience adjustments arising on plan liabilities	0.8	1.7	0.8	0.4
Experience adjustments arising on plan assets	75.2	–	26.0	–

14 Property, plant and equipment

14a Group

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Assets in the course of construction £ million	Total £ million
Cost					
At 1st April 2004	219.6	16.8	666.4	51.3	954.1
Additions	13.3	1.7	58.0	18.8	91.8
Acquisitions	–	–	0.3	–	0.3
Reclassifications	8.0	(2.2)	25.6	(31.4)	–
Disposals	(2.1)	(0.1)	(28.9)	–	(31.1)
Disposal of business	(4.9)	–	(24.0)	–	(28.9)
Exchange adjustments	(2.0)	0.2	(4.0)	(0.5)	(6.3)
At 31st March 2005	231.9	16.4	693.4	38.2	979.9
Additions	19.4	0.5	68.9	25.2	114.0
Acquisitions	6.6	0.2	3.4	0.4	10.6
Reclassifications	1.9	–	5.4	(7.3)	–
Disposals	–	(0.1)	(18.5)	(3.7)	(22.3)
Exchange adjustments	9.3	0.5	29.5	2.4	41.7
At 31st March 2006	269.1	17.5	782.1	55.2	1,123.9
Accumulated depreciation and impairment					
At 1st April 2004	49.8	6.6	301.5	–	357.9
Charge for the year	6.8	1.0	54.9	–	62.7
Reclassifications	1.1	(1.1)	–	–	–
Disposals	(0.9)	–	(19.9)	–	(20.8)
Disposal of business	(0.7)	–	(9.4)	–	(10.1)
Exchange adjustments	(0.6)	(0.1)	(2.1)	–	(2.8)
At 31st March 2005	55.5	6.4	325.0	–	386.9
Charge for the year	7.3	0.8	56.6	–	64.7
Impairment losses (note 3)	1.0	–	5.0	–	6.0
Disposals	–	(0.1)	(12.7)	–	(12.8)
Exchange adjustments	2.5	0.2	15.3	–	18.0
At 31st March 2006	66.3	7.3	389.2	–	462.8
Carrying amount at 31st March 2006	**202.8**	**10.2**	**392.9**	**55.2**	**661.1**
Carrying amount at 31st March 2005	176.4	10.0	368.4	38.2	593.0
Carrying amount at 1st April 2004	169.8	10.2	364.9	51.3	596.2

The carrying amount of plant and machinery includes £3.4 million (2005 £3.7 million) in respect of assets held under finance leases.

Compensation received for impaired or lost property, plant and equipment was £ nil (2005 £ nil).

14 Property, plant and equipment

14b Parent company

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Assets in the course of construction £ million	Total £ million
Cost					
At 1st April 2004	64.9	1.9	236.5	15.1	318.4
Additions	2.9	–	25.8	11.8	40.5
Reclassifications	0.8	–	16.6	(17.4)	–
Acquisition of businesses from subsidiaries	5.6	–	40.1	7.8	53.5
Disposals	(1.8)	–	(23.9)	–	(25.7)
Disposal of business	(4.9)	–	(22.8)	–	(27.7)
At 31st March 2005	67.5	1.9	272.3	17.3	359.0
Additions	11.4	–	32.8	–	44.2
Reclassifications	–	–	2.3	(2.3)	–
Disposals	–	–	(15.6)	–	(15.6)
At 31st March 2006	78.9	1.9	291.8	15.0	387.6
Accumulated depreciation and impairment					
At 1st April 2004	19.3	1.7	102.7	–	123.7
Charge for the year	2.5	0.1	21.4	–	24.0
Acquisition of businesses from subsidiaries	0.2	–	8.9	–	9.1
Disposals	(0.7)	–	(15.1)	–	(15.8)
Disposal of business	(0.7)	–	(8.8)	–	(9.5)
At 31st March 2005	20.6	1.8	109.1	–	131.5
Charge for the year	2.4	–	22.3	–	24.7
Impairment losses	1.0	–	5.0	–	6.0
Disposals	–	–	(10.2)	–	(10.2)
At 31st March 2006	24.0	1.8	126.2	–	152.0
Carrying amount at 31st March 2006	**54.9**	**0.1**	**165.6**	**15.0**	**235.6**
Carrying amount at 31st March 2005	46.9	0.1	163.2	17.3	227.5
Carrying amount at 1st April 2004	45.6	0.2	133.8	15.1	194.7

The carrying amount of plant and machinery includes £3.4 million (2005 £3.7 million) in respect of assets held under finance leases.

15 Goodwill

	Group £ million	Parent company £ million
Cost		
At 1st April 2004	377.1	106.6
Additions, fair value adjustments and adjustments to consideration (note 39)	0.6	–
Acquisition of businesses from subsidiaries	–	141.6
Disposals	(1.7)	–
Exchange adjustments	(0.9)	–
At 31st March 2005	375.1	248.2
Additions, fair value adjustments and adjustments to consideration (note 39)	22.1	–
Exchange adjustments	5.2	–
At 31st March 2006	402.4	248.2
Impairment		
At 1st April 2004, 31st March 2005 and 31st March 2006	–	–
Carrying amount at 31st March 2006	**402.4**	**248.2**
Carrying amount at 31st March 2005	375.1	248.2
Carrying amount at 1st April 2004	377.1	106.6

15 Goodwill (continued)

Goodwill arising on the acquisition of businesses is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from that business combination. Goodwill is allocated as follows:

	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Catalysts				
Synetix	**193.9**	192.2	**132.2**	132.2
Research Chemicals	**21.3**	21.3	**-**	-
Johnson Matthey Tennessee	**21.5**	19.7	**-**	-
Davy Process Technology Limited (DPT)	**21.9**	-	**-**	-
Other Catalysts	**5.9**	5.7	**-**	-
Precious Metal Products	**2.1**	1.9	**-**	-
Pharmaceutical Materials				
Macfarlan Smith	**116.0**	116.0	**116.0**	116.0
Pharma Services / Ireland	**19.4**	18.1	**-**	-
Ceramics	**0.4**	0.2	**-**	-
	402.4	375.1	**248.2**	248.2

The group and parent company test goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the CGUs are determined using value in use calculations which use cash flow projections based on financial budgets and plans approved by management, generally covering a three year period. The budgets and plans are based on a number of key assumptions including market share, expected changes to selling prices, product profitability, the likelihood and timing of new product launches, foreign exchange rates, precious metal prices and other direct input costs. Market share, changes in selling prices, product profitability, precious metal prices and other direct input costs are based on past experience and management's expectations of future changes in the markets using external sources of information where appropriate. Foreign exchange rates are based on actual rates at the time the budgets were prepared and are held constant over the three years. New product launches are based on management's best estimate of what may happen. Apart from as discussed below, it is not considered that a reasonably possible change in any of these assumptions would generate a different impairment test outcome. These cash flows are then extrapolated using the long term average growth rates for the relevant products, industries and countries in which the CGUs operate. The cash flows are discounted at the group's estimated pre-tax weighted average cost of capital of 11.3% (2005 11.3%, 2004 11.4%), as this is considered to be a discount rate a typical third party purchaser would also use to value the significant CGUs.

For Synetix the long term average growth rate is 5% (2005 5%) and these extrapolated cash flows are further adjusted to take into account the expected long term cash flows of its gas to liquids business.

For Research Chemicals the long term average growth rate is 4% (2005 4%), for Johnson Matthey Tennessee 3% (2005 3%), for DPT 3% and Macfarlan Smith 6% (2005 6%).

For Pharma Services / Ireland, where its cash flows are expected to grow significantly due to new prostaglandin product launches over the next few years, cash flow projections cover a six year period and then a long term average growth rate of 6% (2005 6%) is used to extrapolate these cash flows. If some of these product launches do not happen as expected an impairment loss may arise.

16 Other intangible assets

16a Group

	Customer contracts and relationships £ million	Computer software £ million	Patents, trademarks and licences £ million	Development expenditure £ million	Total £ million
Cost					
At 1st April 2004	–	24.3	–	13.5	37.8
Additions	–	3.7	–	5.4	9.1
Acquisitions	0.2	–	–	–	0.2
Disposals	–	(0.3)	–	–	(0.3)
Exchange adjustments	–	(0.1)	–	(0.1)	(0.2)
At 31st March 2005	0.2	27.6	–	18.8	46.6
Additions	–	2.6	0.7	6.7	10.0
Acquisitions	6.7	–	1.9	–	8.6
Exchange adjustments	–	0.9	–	1.2	2.1
At 31st March 2006	6.9	31.1	2.6	26.7	67.3
Accumulated amortisation and impairment					
At 1st April 2004	–	12.4	–	2.3	14.7
Charge for the year	0.1	3.7	–	1.1	4.9
Disposals	–	(0.3)	–	–	(0.3)
Exchange adjustments	–	(0.1)	–	–	(0.1)
At 31st March 2005	0.1	15.7	–	3.4	19.2
Charge for the year	0.9	3.8	–	1.4	6.1
Exchange adjustments	–	0.6	–	0.1	0.7
At 31st March 2006	1.0	20.1	–	4.9	26.0
Carrying amount at 31st March 2006	**5.9**	**11.0**	**2.6**	**21.8**	**41.3**
Carrying amount at 31st March 2005	0.1	11.9	–	15.4	27.4
Carrying amount at 1st April 2004	–	11.9	–	11.2	23.1

The carrying amount of development expenditure includes £18.1 million (2005 £11.9 million) which is not yet being amortised as the assets are not yet available for use. These assets are tested for impairment annually and no impairment has been found.

16 Other intangible assets (continued)

16b Parent company

	Computer software £ million	Development expenditure £ million	Total £ million
Cost			
At 1st April 2004	10.3	3.1	13.4
Additions	1.7	0.3	2.0
Disposals	(0.2)	–	(0.2)
At 31st March 2005	11.8	3.4	15.2
Additions	0.9	0.3	1.2
At 31st March 2006	12.7	3.7	16.4
Accumulated amortisation and impairment			
At 1st April 2004	4.8	1.0	5.8
Charge for the year	1.8	0.5	2.3
Disposals	(0.2)	–	(0.2)
At 31st March 2005	6.4	1.5	7.9
Charge for the year	1.8	0.6	2.4
At 31st March 2006	8.2	2.1	10.3
Carrying amount at 31st March 2006	**4.5**	**1.6**	**6.1**
Carrying amount at 31st March 2005	5.4	1.9	7.3
Carrying amount at 1st April 2004	5.5	2.1	7.6

The carrying amount of development expenditure includes £0.3 million (2005 £0.6 million) which is not yet being amortised as the assets are not yet available for use. These assets are tested for impairment annually and no impairment has been found.

17 Investments in subsidiaries

	Cost of investments in subsidiary undertakings £ million	Accumulated impairment £ million	Carrying amount £ million
At 1st April 2004	456.7	–	456.7
Impairment loss	–	(1.5)	(1.5)
At 31st March 2005	456.7	(1.5)	455.2
Additions	40.6	–	40.6
Acquisition from subsidiaries	8.2	–	8.2
Impairment loss	–	(0.5)	(0.5)
Dividends received out of pre-acquisition profits of subsidiary	(11.0)	–	(11.0)
At 31st March 2006	**494.5**	**(2.0)**	**492.5**

The principal subsidiaries are shown on page 109.

18 Investments in associates

	2006 £ million	2005 £ million
At beginning of year	**4.8**	4.6
Group's share of (loss) / profit of associates for the year	**(0.2)**	0.5
Dividends paid	**(0.1)**	(0.2)
Purchase of remaining interests	**(0.1)**	–
Exchange adjustments	**(0.1)**	(0.1)
At end of year	**4.3**	4.8

The group's associate is AGR Matthey, which is a partnership operating in Australia in which the group has a 20% interest. Oximet SrL, which is incorporated in Italy, was an associate, with the group holding a 33% interest, until the group bought out the remaining interests on 6th September 2005 (see note 39).

Summarised financial information in respect of the group's associates is:

	2006 £ million	2005 £ million
Total assets	**28.1**	36.9
Total liabilities	**(12.9)**	(19.9)
Net assets	**15.2**	17.0
Total revenue	**19.6**	21.0
Total (loss) / profit for the year	**(1.2)**	1.9

19 Available-for-sale investments

	Group	
	2006 £ million	2005 £ million
Non-current		
Unquoted investments	**5.9**	1.9
Non-current available-for-sale investments	**5.9**	1.9
Current		
Investments quoted on the London Stock Exchange	**0.1**	–
Investments quoted on overseas stock exchanges	**–**	0.6
Current available-for-sale investments	**0.1**	0.6

The 2005 numbers are investments held at cost as the group has taken advantage of the exemption in IFRS 1 not to restate comparative information to comply with IAS 39. At 31st March 2005 the market value of investments listed on the London Stock Exchange was £0.1 million and on overseas stock exchanges £1.4 million.

20 Inventories

	Group		Parent company	
	2006 £ million	2005 £ million	2006 £ million	2005 £ million
Raw materials and consumables	**76.1**	63.1	**23.0**	21.6
Work in progress – precious metals	**90.2**	85.4	**48.3**	59.1
– other	**36.5**	34.7	**21.3**	19.8
Finished goods and goods for resale	**143.0**	124.1	**28.0**	24.6
	345.8	307.3	**120.6**	125.1

The group also holds customers' materials in the process of refining and fabrication and for other reasons.

21 Construction contracts

	Group 2006 £ million	Group 2005 £ million
Contract revenue recognised	**6.8**	-
Contracts in progress at period end:		
Costs incurred plus recognised profits less recognised losses to date	**6.6**	-
Amount of advances received	**12.3**	-

22 Trade and other receivables

	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Current				
Trade receivables	**422.5**	327.3	**159.8**	119.0
Allowances for bad and doubtful debts	**(6.4)**	(5.6)	**(1.2)**	(1.5)
Trade receivables net of allowances	**416.1**	321.7	**158.6**	117.5
Amounts receivable from construction contract customers	**9.1**	–	**-**	–
Amounts receivable from subsidiaries	**-**	–	**938.8**	790.3
Prepayments and accrued income	**26.7**	20.4	**9.9**	9.2
Other receivables	**26.6**	21.3	**3.1**	3.6
Current trade and other receivables	**478.5**	363.4	**1,110.4**	920.6
Non-current				
Amounts receivable from subsidiaries	**-**	–	**195.5**	318.0
Other receivables	**0.2**	–	**-**	–
Non-current trade and other receivables	**0.2**	–	**195.5**	318.0

23 Trade and other payables

	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Current				
Trade payables	**203.9**	153.9	**53.7**	30.1
Amounts payable to construction contract customers	**16.6**	–	**-**	–
Amounts payable to associates	**-**	0.2	**-**	–
Amounts payable to subsidiaries	**-**	-	**480.0**	621.6
Accruals and deferred income	**114.8**	99.7	**43.0**	47.1
Other payables	**49.9**	40.5	**27.9**	20.9
Current trade and other payables	**385.2**	294.3	**604.6**	719.7
Non-current				
Amounts payable to subsidiaries	**-**	–	**227.0**	198.3
Other payables	**0.8**	0.7	**-**	-
Non-current trade and other payables	**0.8**	0.7	**227.0**	198.3

24 Net debt

	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Non-current borrowings, finance leases and related swaps				
Bank, other loans and related swaps				
4.95% US Dollar Bonds 2015	**109.9**	108.9	**109.9**	108.9
5.17% Sterling Bonds 2013	**40.0**	40.0	**40.0**	40.0
4.935% US Dollar EIB Loan 2011	**57.6**	–	**57.6**	–
4.25% US Dollar Bonds 2010	**17.3**	19.0	**17.3**	19.0
6.36% US Dollar Bonds 2006	**-**	52.9	**-**	52.9
Interest rate swaps designated as fair value hedges	**5.0**	–	**5.0**	–
Cross currency interest rate swaps designated as cash flow hedges	**5.6**	–	**5.6**	–
Other repayable after five years	**5.5**	4.5	**-**	–
Other repayable from four to five years	**18.8**	-	**18.5**	–
Other repayable from three to four years	**0.3**	-	**-**	–
Other repayable from two to three years	**146.3**	145.9	**31.4**	37.1
Other repayable from one to two years	**45.0**	36.6	**38.4**	36.0
Finance leases repayable				
After five years	**2.3**	2.6	**2.3**	2.6
From four to five years	**0.2**	0.2	**0.2**	0.2
From three to four years	**0.3**	0.3	**0.3**	0.3
From two to three years	**0.3**	0.3	**0.3**	0.3
From one to two years	**0.3**	0.3	**0.3**	0.3
Non-current borrowings, finance leases and related swaps	**454.7**	411.5	**327.1**	297.6
Current borrowings and finance leases				
Bank overdrafts	**7.9**	14.7	**16.6**	29.3
6.36% US Dollar Bonds 2006	**57.6**	–	**57.6**	–
Other bank and other loans	**24.5**	21.8	**11.0**	12.5
Finance leases	**0.3**	0.3	**0.3**	0.3
Current borrowings and finance leases	**90.3**	36.8	**85.5**	42.1
Total borrowings, finance leases and related swaps	**545.0**	448.3	**412.6**	339.7
Less cash and deposits	**133.0**	78.7	**26.6**	15.2
Net debt	**412.0**	369.6	**386.0**	324.5

Of the 4.95% US Dollar Bonds 2015 US$35.0 million have been swapped into sterling at 5.15% and US$165.0 million have been swapped into floating rate US dollars. All the 4.25% US Dollar Bonds 2010 have been swapped into sterling at 4.93%. The interest rate implicit in the finance leases is 5.9% and the lease term ends in 2017. Apart from the bonds, EIB loan and finance leases shown separately above, all the loans, overdrafts and bank deposits are denominated in various currencies and bear interest at commercial floating rates.

25 Other financial assets

	Group 2006 £ million	Parent company 2006 £ million
Forward foreign exchange contracts and options designated as cash flow hedges	0.1	0.3
Forward foreign exchange contracts and currency swaps held for trading	2.5	2.6
Foreign exchange swaps designated as hedges of a net investment in foreign operations	0.1	-
Embedded derivatives	0.5	0.5
	3.2	3.4

26 Other financial liabilities

	Group 2006 £ million	Parent company 2006 £ million
Forward foreign exchange contracts and options designated as cash flow hedges	1.2	1.2
Forward foreign exchange contracts and currency swaps held for trading	2.3	3.1
Foreign exchange swaps designated as hedges of a net investment in foreign operations	0.7	-
	4.2	4.3

27 Financial risk management

The group's and parent company's activities expose them to a variety of financial risks including market risk, credit risk, liquidity risk and cash flow interest rate risk. Market risk includes currency risk, fair value interest rate risk and price risk. The main financial risks managed by the group and parent company, under policies approved by the board, are foreign currency risk, interest rate risk, liquidity risk and credit risk. The group and parent company use derivative financial instruments, in particular forward currency contracts and currency swaps, to manage their financial risks associated with their underlying business activities and the financing of those activities. The group and parent company do not undertake any trading activity in financial instruments.

The group and parent company adopted IAS 32 – 'Financial Instruments: Disclosures and Presentation' and IAS 39 – 'Financial Instruments: Recognition and Measurement' with effect from 1st April 2005 without restating prior periods. Consequently, the accounting policies under UK GAAP have been used for the year ended 31st March 2005 and therefore the comparative information for 2005 is shown separately after the 2006 information. Under UK GAAP the parent company is exempt from disclosing information on financial instruments.

27a Interest rate risk – 2006

The group's and parent company's interest rate risk arises from their fixed rate borrowings (fair value risk) and floating rate borrowings (cash flow risk). Their policy is to optimise interest cost and reduce volatility in reported earnings. They manage their risk by reviewing the profile of their debt regularly on a currency by currency basis and by selectively using interest rate and cross currency swaps. The group and parent company have designated the US dollar fixed rate to US dollar floating rate swaps as fair value hedges as they hedge the changes in fair value of the bond attributable to changes in interest rates. The group and parent company have designated the US dollar fixed interest rate to sterling fixed interest rate cross currency swaps as cash flow hedges as they hedge the movement in the cash flows of the hedged bonds attributable to changes in the US dollar / sterling exchange rate. The cash flows are expected to occur in 2010 and 2015 when the respective bonds which they hedge mature. The interest element of the cash flow hedges is realised in the income statement each year and the exchange effect is expected to be realised in the income statement in 2010 and 2015. At 31st March 2006, 49% of the group's net debt and 52% of the company's net debt was at fixed rates with an average interest rate of 5.43%. The remaining debt is funded on a floating rate basis. A 1% change in all interest rates would have a 1.0% impact on the group's profit before tax. This is within the range the board regards as acceptable.

27 Financial risk management (continued)

27b Foreign currency risk – 2006

The group operates globally with the majority of its profits earned outside the UK. It has significant investments outside the UK with the largest single investment being in the USA. In order to protect the group's sterling balance sheet and reduce cash flow risk the group has financed most of its investment in the USA, Europe and Japan by borrowing US dollars, euros and yen respectively. Although a large element of this funding is obtained by directly borrowing the relevant currency, some is achieved through currency swaps which can be more efficient and reduce costs and credit exposure. The group has designated the currency swaps and one loan as hedges of net investments in foreign operations as they hedge the changes in values of the subsidiaries' net assets against movements in exchange rates.

The main currencies of the net debt after taking into account the effect of the currency swaps at 31st March 2006 were:

	Group		Parent company	
	Borrowings £ million	Cash £ million	Borrowings £ million	Cash £ million
Sterling	118.4	105.5	117.2	84.2
US dollar	287.5	36.5	152.6	16.2
Euro	173.1	7.6	184.4	-
Japanese yen	24.8	4.3	24.8	-
Hong Kong dollar	-	17.4	-	-
Chinese renminbi	11.6	6.2	6.0	-
Malaysian ringgit	0.1	8.7	-	-
Brazilian real	-	7.8	-	-
Other currencies	4.1	13.6	2.2	0.8
	619.6	207.6	487.2	101.2

The group and parent company use forward exchange contracts, and occasionally currency options, to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. These are designated and accounted for as cash flow hedges. The majority of the cash flows are expected to occur and the hedge effect realised in the income statement in the year ending 31st March 2007.

The main impact of movements in exchange rates on the group's results arises on translation of overseas subsidiaries' profits into sterling. The group's largest exposure is to the US dollar and a 5 cent (2.8%) movement in the average exchange rate for the US dollar against sterling has a 0.8% impact on operating profit. The group is also exposed to the euro and a 5 cent (3.4%) movement in the average exchange rate for the euro against sterling has a 0.6% impact on operating profit. This exposure is part of the group's economic risk of operating globally which is essential to remain competitive in the markets in which the group operates.

27c Liquidity risk – 2006

The group's and parent company's policy on funding capacity is to ensure that they always have sufficient long term funding and committed bank facilities in place to meet foreseeable peak borrowing requirements. The group's and parent company's borrowings generally do not exhibit large seasonal variations. Within long term debt of £454.7 million at 31st March 2006, the group had borrowings under committed bank facilities of £191.0 million. The parent company's long term debt at 31st March 2006 was £327.1 million including committed bank borrowings of £69.8 million. The group and parent company also have a number of uncommitted facilities, including metal leases, and overdraft lines at their disposal.

	Group £ million	Parent company £ million
Undrawn committed borrowing facilities		
Expiring in more than one year but not more than two years	45.1	45.1
Expiring in more than two years	53.9	53.9
	99.0	99.0

27 Financial risk management (continued)

27d Credit risk – 2006

Within certain divisions, the group and parent company derive a significant proportion of their revenue from sales to major customers. Sales to individual customers are frequently high if the value of precious metals is included in the price. The failure of any such company to honour its debts could materially impact the group's and parent company's results. The group and parent company derive significant benefit from trading with their large customers and manage the risk at many levels. Each business and division has a credit committee that regularly monitors its exposure. The Audit Committee receives a report every six months that details all significant credit limits, amounts due and amounts significantly overdue within the group and the relevant actions being taken. As at 31st March 2006, no single outstanding balance exceeded 2% of the company's market capitalisation.

The credit risk on cash and deposits and derivative financial instruments is limited because the counterparties are banks with high credit ratings. As at 31st March 2006, the maximum exposure with a single bank for net deposits was £16.5 million for the group and £14.4 million for the parent company, whilst the largest mark to market exposure for forward foreign exchange contracts to a single bank was £0.5 million for the group and parent company.

The group guarantees its share of the borrowings and precious metal leases of its associates and its exposure at 31st March 2006 was £1.5 million (2005 £2.1 million). The parent company also guarantees some of its subsidiaries' borrowings, partly through interest netting arrangements, and precious metal leases and its exposure at 31st March 2006 was £155.0 million (2005 £142.1 million).

27e Fair value of financial instruments – 2006

	Group		Parent company	
	Carrying amount £ million	Fair value £ million	Carrying amount £ million	Fair value £ million
Quoted available-for-sale investments	0.1	0.1	-	-
Unquoted available-for-sale investments	5.9	5.9	-	-
Trade receivables	416.1	416.1	158.6	158.6
Trade payables	(203.9)	(203.9)	(53.7)	(53.7)
Amounts receivable from construction contract customers	9.1	9.1	-	-
Amounts payable to construction contract customers	(16.6)	(16.6)	-	-
Amounts receivable from subsidiaries	-	-	1,134.3	1,136.9
Amounts payable to subsidiaries	-	-	(707.0)	(707.0)
Other receivables	13.9	13.9	3.1	3.1
Other payables	(49.9)	(49.9)	(27.9)	(27.9)
Cash and deposits	133.0	133.0	26.6	26.6
US Dollar Bonds 2006, 2010 and 2015	(184.8)	(182.9)	(184.8)	(182.9)
US Dollar EIB Loan 2011	(57.6)	(56.3)	(57.6)	(56.3)
Sterling Bonds 2013	(40.0)	(39.4)	(40.0)	(39.4)
Other non-current borrowings and finance leases	(219.3)	(219.3)	(91.7)	(91.7)
Other current borrowings and finance leases	(32.7)	(32.7)	(27.9)	(27.9)
Interest rate swaps designated as fair value hedges	(5.0)	(5.0)	(5.0)	(5.0)
Cross currency interest rate swaps designated as cash flow hedges	(5.6)	(5.6)	(5.6)	(5.6)
Forward foreign exchange contracts and options designated as cash flow hedges	(1.1)	(1.1)	(0.9)	(0.9)
Forward foreign exchange contracts and currency swaps held for trading	0.2	0.2	(0.5)	(0.5)
Foreign exchange swaps designated as hedges of a net investment in foreign operations	(0.6)	(0.6)	-	-
Embedded derivatives	0.5	0.5	0.5	0.5
Non-current other payables	(0.8)	(0.8)	-	-
	(239.1)	(235.3)	120.5	126.9

The fair value of quoted investments is based on market value. It is not possible to determine reliably the fair value of the unquoted available-for-sale investments. The fair values of the bonds and interest rate swaps are calculated by discounting future cash flows to net present values using appropriate market interest rates prevailing at the year end. The fair value of the cross currency interest rate swaps is the market value of equivalent swaps which could be taken out at the balance sheet date with the same banks, the same maturity dates and identical terms. The fair value of forward exchange contracts and currency swaps represents the unrealised gain or loss on revaluation of the contracts to year end forward exchange rates obtained from the banks the contracts are with. The fair value of the embedded derivatives are calculated by using a suitable valuation technique. The fair value of all other financial instruments is approximately equal to book value due to their size, short term nature or the fact that they bear interest at floating rates.

27 Financial risk management (continued)

27f Financial instruments accounting policies – 2005

Financial instruments were accounted for as follows in the year ended 31st March 2005:

- Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. These forward contracts were revalued to the rates of exchange at the balance sheet date and any aggregate unrealised gains and losses arising on revaluation were included in other receivables / other payables. At maturity, or when the contract ceases to be a hedge, gains and losses were taken to the income statement.
- Currency options are occasionally used to hedge foreign exchange exposures, usually when the forecast receipt or payment amounts are uncertain. Option premia were recognised at their historic cost in the group balance sheet as prepayments or accruals and released to the income statement, net of any realised gains, when the outcome became certain on a straight line basis over the remaining term of the option.
- Interest rate swaps are occasionally used to hedge the group's exposure to movements in interest rates. The interest payable or receivable on such swaps was accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps were not revalued to fair value prior to maturity.
- Currency swaps are used to reduce costs and credit exposure where the group would otherwise have cash deposits and borrowings in different currencies. The difference between spot and forward rate for these contracts was recognised as part of the net interest payable over the period of the contract. These swaps were revalued to the rates of exchange at the balance sheet date and any aggregate unrealised gains or losses arising on revaluation were included in other receivables / other payables. Realised gains and losses on these currency swaps were taken to reserves in the same way as for the foreign investments and borrowings to which the swaps related.

The group has taken advantage of the exemption available for short term receivables and payables.

27g Interest rate risk – 2005

	At fixed interest rates £ million	At floating interest rates £ million	Total £ million
Financial liabilities			
Sterling	85.2	73.5	158.7
US dollar	52.9	227.8	280.7
Euro	–	176.1	176.1
Japanese yen	–	25.1	25.1
Chinese renminbi	–	6.8	6.8
South African rand	–	0.3	0.3
Other currencies	–	2.1	2.1
	138.1	511.7	649.8

	Weighted average interest rates %	Weighted average period for which rates are fixed Years
Fixed rate financial liabilities		
Sterling	5.15	8
US dollar	6.36	1

The financial liabilities of the group comprised:

	£ million
Total borrowings and finance leases	448.3
Borrowings generated by swaps	193.8
Non-equity minority interests	7.0
Other payables falling due after more than one year	0.7
	649.8

Floating rate financial liabilities comprise bank borrowings, overdrafts and preference shares issued to minority shareholders bearing interest and dividends at commercial rates.

27 Financial risk management (continued)

27g Interest rate risk – 2005 (continued)

	At floating interest rates £ million	Interest free £ million	Total £ million
Financial assets			
Sterling	217.8	–	217.8
US dollar	15.5	1.9	17.4
Euro	9.9	–	9.9
Japanese yen	4.2	–	4.2
Brazilian real	5.1	–	5.1
Swiss franc	4.4	–	4.4
Hong Kong dollar	3.4	–	3.4
Other currencies	12.2	0.6	12.8
	272.5	2.5	275.0

The financial assets of the group comprised:

	£ million
Cash and deposits	78.7
Deposits generated by swaps	193.8
Unlisted investments	1.9
Listed investments	0.6
	275.0

Floating rate financial assets comprise bank deposits bearing interest at commercial rates. Interest free financial assets are shares held in publicly quoted companies and an investment in Conduit Ventures Fund.

27h Currency exposures – 2005

After taking into account the effects of forward exchange contracts the group does not have any significant currency exposures on monetary assets and liabilities.

27i Maturity of financial liabilities – 2005

	£ million
In one year or less, or on demand	230.6
In more than one year but not more than two years	90.4
In more than two years but not more than five years	165.7
In more than five years	163.1
	649.8

27j Undrawn committed borrowing facilities – 2005

	£ million
Expiring in more than one year but not more than two years	54.0
Expiring in more than two years	54.1
	108.1

27 Financial risk management (continued)

27k Market price risk – 2005

The group monitors its interest rate and currency risks and other market price risks to which it is exposed primarily through a process known as 'sensitivity analysis'. This involves estimating the effect on profit before tax over various periods of possible changes in interest rates and exchange rates.

Most of the group's borrowings and deposits are at floating rates. A 1% change in all interest rates would have a 1.1% impact on profit before tax and restructuring costs. This is within the range the board regards as acceptable.

The main impact of movements in exchange rates on the group's results arises on translation of overseas subsidiaries' profits into sterling. The group's largest exposure is to the US dollar since Johnson Matthey's largest single overseas investment is in the US. A 5 cent (2.7%) movement in the average exchange rate for the US dollar against sterling has a 0.8% impact on total operating profit. The group is also exposed to the euro. A 5 cent (3.4%) movement in the average exchange rate for the euro against sterling has a 0.6% impact on operating profit. This exposure is part of the group's economic risk of operating globally which is essential to remain competitive in the markets in which the group operates.

27l Fair value of financial instruments – 2005

	Book value £ million	Fair value £ million
Cash and deposits	78.7	78.7
Fixed assets investments unlisted	1.9	1.9
Short term investments listed on the London Stock Exchange	–	0.1
Short term investments listed on overseas stock exchanges	0.6	1.4
Borrowings and finance leases falling due within one year	(36.8)	(36.8)
US Dollar Bonds 2006, 2010 and 2015	(180.8)	(179.2)
Sterling Bonds 2013	(40.0)	(38.8)
Other borrowings and finance leases falling due after more than one year	(190.7)	(190.7)
Other payables falling due after more than one year	(0.7)	(0.7)
Non-equity minority interests	(7.0)	(7.0)
Interest rate swaps	–	(4.1)
Forward exchange contracts	–	3.4
	(374.8)	(371.8)

The fair value of listed investments is based on market value. The fair values of the bonds and interest rate swaps are calculated by discounting future cash flows to net present values using appropriate market interest rates prevailing at the year end. The fair value of forward exchange contracts represents the unrealised gain or loss on revaluation of the contracts to year end exchange rates. The fair value of all other financial instruments is approximately equal to book value due to their size, short term nature or the fact that they bear interest at floating rates.

27m Gains and losses on hedges – 2005

Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. These forward contracts are revalued to the rates of exchange at the balance sheet date and any aggregate unrealised gains and losses arising on revaluation are included in other receivables / other payables. At maturity, or when the contract ceases to be a hedge, gains and losses are taken to the income statement. Interest rate swaps are occasionally used to hedge the group's exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

	Gains £ million	Losses £ million	Total net gains / (losses) £ million
Unrecognised gains and losses at 31st March 2004	11.0	–	11.0
Gains / losses recognised in the year	8.9	–	8.9
Gains and losses arising before 31st March 2004 not recognised in 2004/05	2.1	–	2.1
Gains and losses arising in 2004/05 not recognised in 2004/05	2.0	4.8	(2.8)
Unrecognised gains and losses at 31st March 2005	4.1	4.8	(0.7)
Of which gains and losses expected to be recognised in the year to 31st March 2006	4.1	0.7	3.4

28 Provisions and contingent liabilities

28a Group

	Restructuring provisions £ million	Warranty & technology provisions £ million	Other provisions £ million	Total £ million
At 1st April 2005	25.0	2.3	3.1	30.4
Charge for year	–	0.7	4.3	5.0
Acquisitions	–	5.6	0.8	6.4
Utilised	(24.3)	(0.8)	(1.7)	(26.8)
Released	–	(0.3)	(0.7)	(1.0)
Exchange adjustments	0.1	0.1	0.1	0.3
At 31st March 2006	**0.8**	**7.6**	**5.9**	**14.3**

	2006 £ million	2005 £ million
Current	**9.1**	26.5
Non-current	**5.2**	3.9
Total provisions	**14.3**	30.4

The restructuring provisions relate to Catalysts Division and Precious Metal Products Division and are expected to be fully spent in 2007.

The warranty and technology provisions represent management's best estimate of the group's liability under warranties granted and remedial work required under technology licences, based on past experience in Catalysts Division. Warranties generally cover a period up to three years.

The other provisions include environmental, legal and relocation provisions. Amounts provided reflect management's best estimate of the expenditure required to settle the obligations at the balance sheet date. It is possible that these and further contingent environmental and legal liabilities may give rise to expenditure above that provided. Further details of environmental and legal provisions and contingent liabilities are not provided to avoid the potential of seriously prejudicing the group's stance in law.

28b Parent company

	Restructuring provisions £ million	Warranty provisions £ million	Other provisions £ million	Total £ million
At 1st April 2005	20.3	1.4	4.3	26.0
Charge for year	1.5	–	2.6	4.1
Utilised	(21.2)	(0.3)	(1.0)	(22.5)
Released	(0.3)	(0.3)	(0.4)	(1.0)
At 31st March 2006	**0.3**	**0.8**	**5.5**	**6.6**

	2006 £ million	2005 £ million
Current	**2.0**	21.1
Non-current	**4.6**	4.9
Total provisions	**6.6**	26.0

The restructuring provisions relate to Catalysts Division and Precious Metal Products Division and are expected to be fully spent in 2007.

The warranty provisions represent management's best estimate of the parent company's liability under warranties granted, based on past experience in Catalysts Division.

The other provisions include relocation provisions and provisions to buy metal to cover positions created by the parent company selling metal belonging to subsidiaries. Amounts provided reflect management's best estimate of the expenditure required to settle the obligations at the balance sheet date.

29 Deferred taxation

29a Group

	Property, plant & equipment £ million	Post-employment benefits £ million	Translation differences on foreign currency loans £ million	Inventories £ million	Other £ million	Total £ million
At 1st April 2004	62.2	3.8	(21.0)	(13.0)	(2.6)	29.4
Charge / (credit) to income	7.4	2.5	–	(0.5)	5.3	14.7
Tax on items taken directly to or transferred from equity	–	(4.2)	4.9	–	(0.1)	0.6
Exchange adjustments	(2.4)	0.3	1.6	–	(1.6)	(2.1)
At 31st March 2005	67.2	2.4	(14.5)	(13.5)	1.0	42.6
IFRS transition adjustment for financial instruments	–	–	–	–	1.2	1.2
Charge / (credit) to income	3.1	(3.5)	(0.2)	(17.9)	18.6	0.1
Tax on items taken directly to or transferred from equity	–	4.4	6.3	–	(9.5)	1.2
Acquisitions	(0.1)	–	–	–	–	(0.1)
Exchange adjustments	–	–	0.4	–	(0.1)	0.3
At 31st March 2006	**70.2**	**3.3**	**(8.0)**	**(31.4)**	**11.2**	**45.3**

	2006 £ million	2005 £ million
Deferred tax assets	**4.4**	2.0
Deferred tax liabilities	**49.7**	44.6
	45.3	42.6

Deductible temporary differences, unused tax losses and unused tax credits not recognised on the balance sheet are £42.9 million (2005 £42.9 million).

Deferred tax liabilities have not been recognised on temporary differences of £519.4 million (2005 £368.7 million) associated with investments in subsidiaries and associates, other than in the case of the group's captive insurance company where cumulative deferred tax of £1.2 million (2005 £0.8 million) has been provided on an accrued dividend.

29b Parent company

	Property, plant & equipment £ million	Post-employment benefits £ million	Translation differences on foreign currency loans £ million	Inventories £ million	Other £ million	Total £ million
At 1st April 2004	28.9	12.6	–	(13.0)	(3.7)	24.8
(Credit) / charge to income	(0.7)	2.7	–	(1.7)	0.9	1.2
Acquisition of businesses from subsidiaries	5.7	–	–	–	–	5.7
Tax on items taken directly to or transferred from equity	–	(2.1)	–	–	0.5	(1.6)
At 31st March 2005	33.9	13.2	–	(14.7)	(2.3)	30.1
IFRS transition adjustment for financial instruments	–	–	–	–	0.8	0.8
Charge / (credit) to income	2.7	2.4	–	(12.1)	1.3	(5.7)
Tax on items taken directly to or transferred from equity	–	5.6	(1.6)	–	(3.6)	0.4
At 31st March 2006	**36.6**	**21.2**	**(1.6)**	**(26.8)**	**(3.8)**	**25.6**

Deductible temporary differences, unused tax losses and unused tax credits not recognised on the balance sheet are £3.6 million (2005 £3.6 million).

30 Share capital

	Authorised Number	Authorised £ million	Issued and fully paid Number	Issued and fully paid £ million
Ordinary shares of £1 each				
At 1st April 2004	291,550,000	291.6	220,605,536	220.6
Purchase of own shares	–	–	(1,604,000)	(1.6)
Share options exercised	–	–	521,170	0.5
At 31st March 2005	291,550,000	291.6	219,522,706	219.5
Share options exercised	–	–	705,604	0.7
At 31st March 2006	**291,550,000**	**291.6**	**220,228,310**	**220.2**

Details of outstanding share options and allocations under the company's long term incentive plan which have yet to mature are disclosed in note 12.

At the last Annual General Meeting on 19th July 2005 shareholders approved a resolution for the company to make purchases of its own shares up to a maximum number of 21,953,598 shares. The resolution remains valid until the conclusion of this year's Annual General Meeting. The company will purchase its own shares when the board believes it to be in the best interests of the shareholders generally and will result in an increase in earnings per share.

The group's employee share ownership trusts (ESOTs) also buy shares on the open market and hold them in trust for employees participating in the group's executive share option schemes and long term incentive plan. At 31st March 2006 the group's ESOTs held 6,319,743 shares (2005 4,426,743 shares) which had not yet vested unconditionally in employees. Computershare Trustees (CI) Limited, as trustee for the ESOTs, has waived its dividend entitlement. At 31st March 2006 the parent company's ESOT held 6,255,162 shares (2005 4,362,162 shares) which had not yet vested unconditionally in employees.

31 Other reserves

31a Group

	Capital redemption reserve £ million	Foreign currency translation £ million	Available-for-sale reserve £ million	Hedging reserve £ million	Total other reserves £ million
At 1st April 2004	4.9	–	–	–	4.9
Purchase of own shares	1.6	–	–	–	1.6
Currency translation differences on foreign currency net investments and related loans	–	(2.0)	–	–	(2.0)
Tax on items taken directly to or transferred from equity	–	1.8	–	–	1.8
At 31st March 2005	6.5	(0.2)	–	–	6.3
IFRS transition adjustment for financial instruments	–	–	0.7	2.1	2.8
At 1st April 2005	6.5	(0.2)	0.7	2.1	9.1
Cash flow hedges:					
Losses taken to equity	–	–	–	(3.6)	(3.6)
Transferred to income statement	–	–	–	(2.6)	(2.6)
Available-for-sale investments:					
Transferred to income statement on sale	–	–	(0.8)	–	(0.8)
Fair value losses on net investment hedges	–	(12.5)	–	–	(12.5)
Currency translation differences on foreign currency net investments and related loans	–	42.3	–	–	42.3
Tax on items taken directly to or transferred from equity	–	(5.4)	0.2	1.8	(3.4)
At 31st March 2006	**6.5**	**24.2**	**0.1**	**(2.3)**	**28.5**

31 Other reserves (continued)

31b Parent company

	Capital redemption reserve £ million	Foreign currency translation £ million	Hedging reserve £ million	Total other reserves £ million
At 1st April 2004	4.9	–	–	4.9
Purchase of own shares	1.6	–	–	1.6
At 31st March 2005	6.5	–	–	6.5
IFRS transition adjustment for financial instruments	–	–	2.0	2.0
At 1st April 2005	6.5	–	2.0	8.5
Cash flow hedges:				
Losses taken to equity	–	–	(3.4)	(3.4)
Transferred to income statement	–	–	(2.2)	(2.2)
Currency translation differences on foreign currency net investments and related loans	–	(0.4)	–	(0.4)
Tax on items taken directly to or transferred from equity	–	–	1.7	1.7
At 31st March 2006	**6.5**	**(0.4)**	**(1.9)**	**4.2**

32 Changes in equity – attributable to equity holders of the parent company

32a Group

	Share capital £ million	Share premium account £ million	Shares held in ESOTs £ million	Other reserves £ million	Retained earnings £ million	Equity attributable to equity holders of parent company £ million
At 1st April 2004	220.6	137.1	(28.8)	4.9	562.8	896.6
Retained profit for the year	–	–	–	–	115.5	115.5
Actuarial loss on post-employment benefits assets and liabilities	–	–	–	–	(16.1)	(16.1)
Dividends paid	–	–	–	–	(58.4)	(58.4)
New share capital subscribed	0.5	2.7	–	–	–	3.2
Purchase of own shares	(1.6)	–	–	1.6	(16.3)	(16.3)
Purchase of shares for ESOTs	–	–	(8.9)	–	–	(8.9)
Share-based payments	–	–	–	–	7.0	7.0
Cost of shares transferred to employees	–	–	–	–	(4.2)	(4.2)
Currency translation differences on foreign currency net investments and related loans	–	–	–	(2.0)	–	(2.0)
Tax on items taken directly to or transferred from equity	–	–	–	1.8	4.2	6.0
At 31st March 2005	219.5	139.8	(37.7)	6.3	594.5	922.4
IFRS transition adjustment for financial instruments	–	–	–	2.8	(0.1)	2.7
At 1st April 2005	219.5	139.8	(37.7)	9.1	594.4	925.1
Retained profit for the year	–	–	–	–	152.1	152.1
Actuarial gain on post-employment benefits assets and liabilities	–	–	–	–	19.6	19.6
Dividends paid	–	–	–	–	(60.4)	(60.4)
New share capital subscribed	0.7	4.6	–	–	–	5.3
Purchase of shares for ESOTs	–	–	(25.3)	–	–	(25.3)
Share-based payments	–	–	–	–	7.6	7.6
Cost of shares transferred to employees	–	–	–	–	(4.4)	(4.4)
Cash flow hedges:						
Losses taken to equity	–	–	–	(3.6)	–	(3.6)
Transferred to income statement	–	–	–	(2.6)	–	(2.6)
Available-for-sale investments:						
Transferred to income statement on sale	–	–	–	(0.8)	–	(0.8)
Fair value losses on net investment hedges	–	–	–	(12.5)	–	(12.5)
Currency translation differences on foreign currency net investments and related loans	–	–	–	42.3	–	42.3
Tax on items taken directly to or transferred from equity	–	–	–	(3.4)	(0.9)	(4.3)
At 31st March 2006	**220.2**	**144.4**	**(63.0)**	**28.5**	**708.0**	**1,038.1**

32 Changes in equity – attributable to equity holders of the parent company (continued)

32b Parent company

	Share capital £ million	Share premium account £ million	Shares held in ESOTs £ million	Other reserves £ million	Retained earnings £ million	Equity attributable to equity holders of parent company £ million
At 1st April 2004	220.6	137.1	(28.4)	4.9	151.8	486.0
Retained profit for the year	–	–	–	–	656.4	656.4
Actuarial loss on post-employment benefits assets and liabilities	–	–	–	–	(7.1)	(7.1)
Dividends paid	–	–	–	–	(58.4)	(58.4)
New share capital subscribed	0.5	2.7	–	–	–	3.2
Purchase of own shares	(1.6)	–	–	1.6	(16.3)	(16.3)
Purchase of shares for ESOTs	–	–	(8.9)	–	–	(8.9)
Share-based payments	–	–	–	–	6.2	6.2
Cost of shares transferred to employees	–	–	–	–	(3.4)	(3.4)
Tax on items taken directly to or transferred from equity	–	–	–	–	2.2	2.2
At 31st March 2005	219.5	139.8	(37.3)	6.5	731.4	1,059.9
IFRS transition adjustment for financial instruments	–	–	–	2.0	(0.1)	1.9
At 1st April 2005	219.5	139.8	(37.3)	8.5	731.3	1,061.8
Retained profit for the year	–	–	–	–	215.6	215.6
Actuarial gain on post-employment benefits assets and liabilities	–	–	–	–	17.2	17.2
Dividends paid	–	–	–	–	(60.4)	(60.4)
New share capital subscribed	0.7	4.6	–	–	–	5.3
Purchase of shares for ESOTs	–	–	(25.3)	–	–	(25.3)
Share-based payments	–	–	–	–	6.5	6.5
Cost of shares transferred to employees	–	–	–	–	(3.3)	(3.3)
Cash flow hedges:						
Losses taken to equity	–	–	–	(3.4)	–	(3.4)
Transferred to income statement	–	–	–	(2.2)	–	(2.2)
Currency translation differences on foreign currency net investments and related loans	–	–	–	(0.4)	–	(0.4)
Tax on items taken directly to or transferred from equity	–	–	–	1.7	(2.0)	(0.3)
At 31st March 2006	**220.2**	**144.4**	**(62.6)**	**4.2**	**904.9**	**1,211.1**

33 Minority interests

	£ million
At 1st April 2004	9.4
Share of retained loss for the year	(1.0)
Dividends	(0.5)
Purchase of remaining minority interest in Johnson Matthey India Private Limited	(0.4)
At 31st March 2005	7.5
Share of retained loss for the year	(0.8)
Dividends	(0.3)
At 31st March 2006	**6.4**

34 IFRS transition adjustment for financial instruments

The adjustment to the balance sheet at 1st April 2005 for the implementation of IAS 32, IAS 39 and IFRS 4 is:

	Group £ million	Parent company £ million
Current available-for-sale investments	0.9	-
Other financial assets	4.4	4.2
Current trade and other payables	(0.4)	(0.4)
Other financial liabilities	(0.5)	(0.5)
Non-current borrowings, finance leases and related swaps	(0.6)	(0.6)
Deferred income tax liabilities	(1.1)	(0.8)
Net assets	2.7	1.9
Hedging reserve	2.1	2.0
Available-for-sale reserve	0.7	-
Retained earnings	(0.1)	(0.1)
Total equity	2.7	1.9

35 Gross cash flows

35a Purchases of non-current assets and investments

	Group		Parent company	
	2006 £ million	2005 £ million	**2006 £ million**	2005 £ million
Purchases of property, plant and equipment	**109.8**	86.2	**40.0**	36.9
Purchases of intangible assets	**10.0**	9.1	**1.2**	2.0
Purchase of investments in subsidiaries	**-**	-	**48.8**	-
Purchases of available-for-sale investments	**0.5**	1.0	**-**	-
	120.3	96.3	**90.0**	38.9

35b Purchases of businesses and minority interests

	Group		Parent company	
	2006 £ million	2005 £ million	**2006 £ million**	2005 £ million
Purchase of businesses	**41.6**	3.6	**-**	-
Cash acquired with businesses	**(17.3)**	-	**-**	8.3
Purchase of minority interests	**-**	0.4	**-**	-
	24.3	4.0	**-**	8.3

35c Net proceeds from sale of business

	Group		Parent company	
	2006 £ million	2005 £ million	**2006 £ million**	2005 £ million
Disposal of Pigments & Dispersions business	**-**	23.4	**-**	22.8
Cash disposed of with Pigments & Dispersions business	**-**	(0.1)	**-**	-
	-	23.3	**-**	22.8

35d Net purchase of own shares

	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Issue of ordinary share capital	**5.3**	3.2	**5.3**	3.2
Purchase of own shares	**(31.2)**	(19.3)	**(31.2)**	(19.3)
	(25.9)	(16.1)	**(25.9)**	(16.1)

35e Proceeds from / (repayment of) borrowings and finance leases

	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Increase / (decrease) in borrowings falling due within one year	**45.2**	(9.4)	**56.1**	(3.6)
Increase / (decrease) in borrowings falling due after more than one year	**37.4**	(40.9)	**27.8**	(150.6)
Capital element of finance lease rental payments	**(0.3)**	(0.3)	**(0.3)**	(0.2)
	82.3	(50.6)	**83.6**	(154.4)

36 Cash and cash equivalents

	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Cash and deposits	**133.0**	78.7	**26.6**	15.2
Bank overdrafts	**(7.9)**	(14.7)	**(16.6)**	(29.3)
Cash and cash equivalents	**125.1**	64.0	**10.0**	(14.1)

37 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 31st March 2006 precious metal leases were £93.2 million (2005 £102.1 million).

38 Commitments

	Group 2006 £ million	Group 2005 £ million	Parent company 2006 £ million	Parent company 2005 £ million
Future capital expenditure contracted but not provided	**5.8**	7.5	**3.0**	4.9
Future minimum amounts payable under non-cancellable operating leases				
Within one year	**9.6**	8.4	**2.0**	3.0
From one to five years	**12.8**	11.9	**3.9**	4.6
After five years	**14.4**	12.2	**6.7**	6.8
	36.8	32.5	**12.6**	14.4
Future minimum amounts payable under finance leases				
Within one year	**0.5**	0.5	**0.5**	0.5
From one to five years	**1.8**	1.8	**1.8**	1.8
After five years	**2.7**	3.2	**2.7**	3.2
	5.0	5.5	**5.0**	5.5
Less future finance charges	**(1.3)**	(1.5)	**(1.3)**	(1.5)
Present value of finance lease obligations	**3.7**	4.0	**3.7**	4.0

39 Acquisitions

If all acquisitions had been completed on 1st April 2005 the revenue for the group would have been £4,794.8 million and its profit for the year £154.3 million.

Davy Process Technology Limited

On 1st February 2006 the group acquired 100% of the issued share capital of Davy Process Technology Limited (DPT). DPT develops chemical process technologies and licenses them to customers in the oil, gas and petrochemical industries. Its revenue is generated through the licensing of its proprietary technologies and from the sale of associated basic engineering packages, catalysts, specialist equipment and other services.

The value of the net assets acquired is provisional, pending detailed investigation into the liabilities acquired and obtaining a surveyor's report on a building acquired. The net assets acquired were:

	Carrying amounts under IFRS immediately prior to acquisition £ million	Fair value adjustments £ million	Estimated fair value at time of acquisition £ million
Property, plant and equipment	11.4	(0.8)	10.6
Intangible assets – customer contracts and relationships	–	6.7	6.7
Intangible assets – patents	–	1.9	1.9
Non-current available-for-sale investments	3.4	–	3.4
Deferred income tax assets	0.8	(0.7)	0.1
Trade and other receivables	14.9	(0.3)	14.6
Cash and deposits	17.4	–	17.4
Trade and other payables	(20.6)	(1.5)	(22.1)
Current income tax liabilities	(1.4)	–	(1.4)
Non-current borrowings	(1.4)	–	(1.4)
Employee benefit obligations	(3.7)	(1.0)	(4.7)
Provisions	(3.8)	(2.6)	(6.4)
Total net assets acquired	17.0	1.7	18.7
Goodwill on acquisition			21.9
			40.6

Satisfied by:	£ million
Purchase consideration – cash	39.9
Costs incurred – cash	0.7
	40.6

Net cash outflow arising on acquisition was:	£ million
Cash consideration and costs	40.6
Cash and cash equivalents acquired	17.4
Net cash outflow	23.2
Borrowings acquired	1.4
Increase in net debt	24.6

The goodwill arising is attributable to future research and sales synergies arising from the combination.

From 1st February 2006 its results are included in Catalysts and were:

	£ million
Operating profit before amortisation of intangible assets recognised on acquisition by Johnson Matthey	1.6
Amortisation of intangible assets recognised on acquisition by Johnson Matthey	(0.8)
Operating profit	0.8
Net interest receivable	0.1
Profit before tax	0.9
Income tax expense	(0.6)
Net profit	0.3

39 Acquisitions (continued)

Oximet SrL

On 6th September 2005 the group acquired the remaining 67% of the share capital of Oximet SrL, which it did not already own for £0.4 million. The fair value of the net assets acquired were inventories of £0.2 million, trade and other receivables of £1.0 million, trade and other payables of £0.8 million and bank overdrafts of £0.1 million. The fair value of the associate immediately prior to the acquisition was £0.1 million resulting in goodwill of £0.2 million. The goodwill arising is attributable to future synergies arising from the combination. The net cash outflow on acquisition was £0.5 million, consisting of £0.4 million of cash consideration and £0.1 million of bank overdrafts classed as cash and cash equivalents. From 6th September 2005 it contributed no net profit to the group's profit for the year and its results are included in Ceramics.

Lancaster Synthesis acquired in the year ended 31st March 2005

On 30th September 2004 the group acquired the business of Lancaster Synthesis Limited (Lancaster) from Clariant AG. Lancaster manufactures and distributes organic compounds for research and development purposes and is headquartered in Morecambe, UK. It has been fully integrated with the group's existing catalogue businesses and so its post acquisition results are not identifiable and are included in Catalysts.

The assets and liabilities acquired were:

	Carrying amounts under IFRS immediately prior to acquisition £ million	Fair value adjustments £ million	Fair value at time of acquisition £ million
Property, plant and equipment	0.8	(0.7)	0.1
Intangible assets – customer contracts and relationships	–	0.2	0.2
Inventories	9.5	(6.7)	2.8
Trade and other receivables	0.8	–	0.8
Trade and other payables	(0.3)	(0.8)	(1.1)
Total net assets acquired	10.8	(8.0)	2.8
Goodwill on acquisition			–
			2.8

Satisfied by:	£ million
Purchase consideration – cash	2.3
Costs incurred – cash	0.5
	2.8

Johnson Matthey India Private Limited minority interest acquired in the year ended 31st March 2005

On 27th August 2004 the group acquired the remaining 10% of Johnson Matthey India Private Limited for £0.4 million. The fair value of the minority interest immediately prior to the purchase was £0.4 million.

Medical hypotube manufacturing business acquired in the year ended 31st March 2005

On 1st May 2004 the group acquired a medical hypotube manufacturing business based in California, USA from Burkey Machine and Tool Corporation for £0.3 million. The fair value of the assets acquired was £0.1 million resulting in goodwill of £0.2 million.

Activated Metals and Chemicals, Inc. acquired in the year ended 31st March 2004

On 30th March 2004 the group acquired the Activated Metals and Chemicals, Inc. group of companies (AMC) and the estimated goodwill disclosed in the accounts for the year ended 31st March 2004 was £19.4 million. During the year ended 31st March 2005 further fair value adjustments were made to include payables not previously recognised of £0.8 million and deferred consideration was increased by £0.1 million. These increased goodwill by £0.9 million. Also, during the year a further £0.6 million of outstanding consideration was paid and during the year ended 31st March 2005 £0.4 million of outstanding consideration and £0.1 million of accrued costs were paid.

Cascade Biochem Limited acquired in the year ended 31st March 2003

On 17th October 2002 the group acquired Cascade Biochem Limited. During the year ended 31st March 2005 the estimate of deferred consideration was reduced by a further £0.5 million. Consequently, goodwill was reduced by £0.5 million.

40 Discontinued operations

There were no discontinued operations in the year.

The discontinued operations in the year ended 31st March 2005 were the Pigments & Dispersions business which was sold to Rockwood Pigments (UK) Limited on 1st September 2004. The results of the discontinued operations included in the consolidated income statement for the year ended 31st March 2005 were:

	£ million
Revenue	12.3
Expenses	(11.9)
Operating profit	0.4
Income tax expense	(0.1)
Loss on sale of discontinued operations	(9.5)
Income tax credit on loss on sale of discontinued operations	2.8
Loss for the year from discontinued operations	(6.4)
Net cash inflow from operating activities of discontinued operations	0.5
Net cash outflow from investing activities of discontinued operations	(1.0)
Net cash outflow from financing activities of discontinued operations	(0.1)

The Pigments & Dispersions business had a presence in each of the geographical segments:

	Europe £ million	North America £ million	Asia £ million	Rest of the World £ million	Total £ million
External sales by geographical destination	7.0	1.7	1.1	2.5	12.3

41 Transactions with related parties

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated on consolidation and so are only disclosed for the parent company's accounts. The group's associates, as described in note 18, are related parties. Guarantees of subsidiaries' and associates' borrowings are disclosed in note 27d.

	Group		Parent company	
	2006 £ million	2005 £ million	2006 £ million	2005 £ million
Trading transactions with associates				
Purchases of raw materials	**0.2**	0.5	**–**	–
Amounts payable to associates	**–**	0.2	**–**	–
Trading transactions with subsidiaries				
Sales of goods	**–**	–	**832.6**	823.5
Purchases of goods	**–**	–	**150.7**	121.8
Income from service charges	**–**	–	**2.2**	2.7
Amounts receivable from subsidiaries	**–**	–	**31.9**	25.8
Amounts payable to subsidiaries	**–**	–	**9.6**	8.4

The group's post-employment plans are related parties and the group's and parent company's transactions with them are disclosed in notes 13a and 13b respectively.

The transactions with key management personnel are described in note 11c.

42 Post balance sheet events

Since 31st March 2006 some small acquisitions have taken place. On 13th April 2006 the group purchased most of the business of United Farmaceuticals for £1.9 million and on 21st April 2006 it purchased the Quest TruTec Process Diagnostics business for £3.8 million. The fair value exercise for these acquisitions has not yet been completed.

43 Key sources of estimation uncertainty

Key sources of estimation uncertainty are disclosed in the appropriate notes.

44 Reconciliations from UK GAAP to IFRS

Reconciliations of profit before tax and net assets

	Explanation	Group 31st March 2005 £ million
Profit before tax under UK GAAP		131.0
Discontinued operations	a	14.9
Goodwill amortisation	b	20.9
Goodwill amortisation on associates	b	0.1
Development capitalised in the year	c	5.4
Amortisation of capitalised development	c	(1.1)
Share options and long term incentive plans	d	(4.1)
Employee benefits	e	0.3
Profit before tax under IFRS		167.4

		Group		Parent company	
		31st March 2005 £ million	1st April 2004 £ million	31st March 2005 £ million	1st April 2004 £ million
Net assets under UK GAAP		868.7	871.6	985.9	428.9
Goodwill amortisation	b	20.9	–	13.7	–
Goodwill amortisation on associates	b	0.1	–	–	–
Net capitalised development	c	15.5	11.2	2.0	2.2
Bid value adjustment for post-employment schemes' assets	e	(2.0)	(1.4)	(2.0)	(1.4)
Main UK pension plan (net of deferred tax)	e	–	–	45.8	43.3
Additional accruals for other short term and long term employee benefits	e	(3.5)	(3.8)	(2.0)	(1.8)
Deferred tax adjustments	g	(10.7)	(11.1)	(19.1)	(19.4)
Dividends	h	40.9	39.5	40.9	39.5
Reduction in investments in subsidiaries	m	–	–	(5.3)	(5.3)
Net assets under IFRS		929.9	906.0	1,059.9	486.0

Explanation of major differences between UK GAAP and IFRS – group and parent company

a) Under IFRS 5 – 'Non-current Assets Held for Sale and Discontinued Operations' the post tax profit of discontinued operations and the post tax loss on disposal of those operations are disclosed as a single amount towards the bottom of the income statement. Also, under IFRS 1 – 'First-time Adoption of International Financial Reporting Standards' goodwill recognised under previous GAAP as a deduction from equity is not transferred to the income statement on disposal of the subsidiary.

b) Under IFRS 3 – 'Business Combinations' amortisation of goodwill is no longer required but instead annual impairment reviews have to be performed. Johnson Matthey has elected to take advantage of the exemption allowed under IFRS 1 not to recalculate goodwill for all business combinations. Therefore the group and parent company have not adjusted their carrying amount of goodwill at 1st April 2004 (the group's and parent company's date of transition) from that previously disclosed under UK GAAP. The main adjustment to goodwill on the balance sheet is to reverse all amortisation charged since 1st April 2004.

c) Under IAS 38 – 'Intangible Assets' the group and parent company have to capitalise all development expenditure which meets the recognition criteria laid down in the standard and then amortise the asset over its useful life once it is available for use. Under UK GAAP Johnson Matthey did not capitalise any development expenditure. Under IFRS, assets have been recognised in Catalysts Division for some development expenditure on heavy duty diesel catalysts and fuel cell components. The group and parent company believe that all other development expenditure is for incremental improvements to existing processes or for projects in an early stage of development and so no assets have been recognised.

In addition, under IAS 38 any capitalised software that is not an integral part of the related hardware is reclassified from property, plant and equipment to intangible assets.

d) Under IFRS 2 – 'Share-based Payment' the group and parent company have to recognise a charge to income in respect of the fair value of outstanding share options granted to employees and shares allocated under the long term incentive plan after 7th November 2002. The fair value has been calculated using an adjusted Black-Scholes options valuation model and is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

44 Reconciliations from UK GAAP to IFRS (continued)

Explanation of major differences between UK GAAP and IFRS – group and parent company (continued)

e) As Johnson Matthey has already adopted FRS 17, the recent UK GAAP standard for post retirement benefits, the only adjustments needed in the group for post-employment benefits under IAS 19 – 'Employee Benefits' are to put the net return on retirement benefits assets and liabilities into operating profit, to change the market value of the pension schemes' assets from mid-market value to bid value on the balance sheet and to move the deferred tax balances on the net post-employment assets / obligations to deferred tax.

Under FRS 17 the parent company did not include the main UK defined benefit pension plan in its balance sheet and just accounted for contributions paid into the plan. Under IAS 19 the main UK pension plan is included in the parent company's results and balance sheets as it is the sponsoring employer of the plan.

The other adjustments under IAS 19 are to accrue for paid annual leave and other short and long term employee benefits.

f) Under IAS 28 – 'Investments in Associates' the group's share of the profit of its associates is shown on a post tax basis, unlike UK GAAP where the group's share of the operating profit of its associates is shown and the group's share of its associates' interest and tax are shown in finance costs and income tax expense respectively.

g) Under IAS 12 – 'Income Taxes' the group and parent company is providing for deferred tax on capital gains rolled over, capital gains on intra group loans and capital losses which it did not provide for under UK GAAP. Other adjustments are to provide for deferred tax on the other IFRS accounting changes. Also, IAS 12 does not allow the offset of tax assets and liabilities and so the group has grossed up its current tax assets and liabilities and its deferred tax assets and liabilities.

h) Under IAS 10 – 'Events After the Balance Sheet Date' dividends declared after the balance sheet date are not recognised as a liability on the balance sheet and so the final dividend has not been provided for on the group's and parent company's balance sheets.

i) Under IAS 17 – 'Leases' the group's and parent company's precious metal leases are categorised as operating leases and so they, and the related inventory, are removed from the balance sheet and are reported as a note on the accounts.

j) There are a number of other reclassifications on the balance sheet mainly to separate out current and non-current assets and liabilities in accordance with IAS 1 – 'Presentation of Financial Statements'.

k) As required under IAS 21 – 'The Effects of Changes in Foreign Exchange Rates' exchange differences arising on translation of subsidiaries' results and net assets are now shown as a separate component of equity. The group has taken advantage of the exemption allowed in IFRS 1 to deem the cumulative translation difference for all overseas subsidiaries and associates to be zero at 1st April 2004.

l) As disclosed in the IFRS restatement notes last year, Johnson Matthey has changed its segments under IFRS from those shown under UK GAAP. Colour Technologies, which formed part of Colours & Coatings Division, was transferred to Precious Metal Products Division. Ceramics, which comprised the remaining part of Colours & Coatings Division, is shown as a separate segment. Platinum Group Metal Refining, which was part of Catalysts Division, has been transferred to Precious Metal Products Division.

m) Under IAS 27 – 'Consolidated and Separate Financial Statements' the cost of investments in subsidiaries is reduced by distributions from pre-acquisition profits.

44 Reconciliations from UK GAAP to IFRS (continued)

44a Group

Reconciliation of consolidated balance sheet as at 1st April 2004

	Explanation	UK GAAP £ million	IFRS adjustments £ million	IFRS £ million
Assets				
Non-current assets				
Property, plant and equipment	c	608.1	(11.9)	**596.2**
Goodwill		377.1	–	**377.1**
Other intangible assets	c	–	23.1	**23.1**
Investments in associates		4.6	–	**4.6**
Deferred income tax assets	g	5.4	6.9	**12.3**
Available-for-sale investments		0.9	–	**0.9**
Post-employment benefits net assets	e	31.5	11.6	**43.1**
Total non-current assets		1,027.6	29.7	**1,057.3**
Current assets				
Inventories	i, j	417.3	(134.5)	**282.8**
Current income tax assets	g	–	0.9	**0.9**
Trade and other receivables		382.0	–	**382.0**
Available-for-sale investments		1.6	–	**1.6**
Cash and deposits		106.5	–	**106.5**
Other current assets	j	–	7.1	**7.1**
Total current assets		907.4	(126.5)	**780.9**
Total assets		1,935.0	(96.8)	**1,838.2**
Liabilities				
Current liabilities				
Trade and other payables	e, h	(316.6)	36.7	**(279.9)**
Precious metal leases	i	(127.4)	127.4	**–**
Current income tax liabilities	g	(42.3)	(0.9)	**(43.2)**
Borrowings and finance leases		(46.5)	–	**(46.5)**
Short term provisions	j	–	(20.3)	**(20.3)**
Total current liabilities		(532.8)	142.9	**(389.9)**
Non-current liabilities				
Borrowings and finance leases		(454.5)	–	**(454.5)**
Deferred income tax liabilities	e, g	(20.4)	(21.2)	**(41.6)**
Employee benefits obligations	e, j	(28.0)	(12.5)	**(40.5)**
Long term provisions	j	(27.0)	22.0	**(5.0)**
Trade and other payables		(0.7)	–	**(0.7)**
Total non-current liabilities		(530.6)	(11.7)	**(542.3)**
Total liabilities		(1,063.4)	131.2	**(932.2)**
Net assets		871.6	34.4	**906.0**
Equity				
Share capital		220.6	–	**220.6**
Share premium		137.1	–	**137.1**
Shares held in employee share ownership trusts		(28.8)	–	**(28.8)**
Other reserves		4.4	0.5	**4.9**
Retained earnings		528.9	33.9	**562.8**
		862.2	34.4	**896.6**
Minority interests		9.4	–	**9.4**
Total equity		871.6	34.4	**906.0**

44 Reconciliations from UK GAAP to IFRS (continued)

44a Group (continued)

Reconciliation of consolidated income statement for the year ended 31st March 2005

	Explanation	UK GAAP £ million	IFRS adjustments Discontinued operations £ million	IFRS adjustments Associates £ million	IFRS adjustments Other £ million	IFRS £ million
Revenue		4,638.5	(12.3)	–	–	**4,626.2**
Cost of materials sold		(3,878.5)	4.7	–	–	**(3,873.8)**
Net revenues		760.0	(7.6)	–	–	**752.4**
Other cost of sales	*c, e*	(389.0)	5.5	–	10.9	**(372.6)**
Gross profit		371.0	(2.1)	–	10.9	**379.8**
Distribution costs	*e*	(84.1)	1.0	–	1.6	**(81.5)**
Administrative expenses	*d, e*	(79.6)	0.7	–	(2.8)	**(81.7)**
Goodwill amortisation	*b*	(21.0)	0.1	–	20.9	**–**
Restructuring costs		(36.7)	–	–	–	**(36.7)**
Loss on sale of discontinued operations	*a*	(15.2)	15.2	–	–	**–**
Operating profit		134.4	14.9	–	30.6	**179.9**
Finance costs	*f*	(13.3)	–	0.3	–	**(13.0)**
Net return on retirement benefits assets and liabilities	*e*	9.2	–	–	(9.2)	**–**
Share of profit of associates	*b, f*	0.7	–	(0.3)	0.1	**0.5**
Profit before tax		131.0	14.9	–	21.5	**167.4**
Income tax expense	*g*	(44.0)	(2.7)	–	0.2	**(46.5)**
Profit for the year from continuing operations		87.0	12.2	–	21.7	**120.9**
Loss for the year from discontinued operations	*a*	–	(6.4)	–	–	**(6.4)**
Profit for the year		87.0	5.8	–	21.7	**114.5**
Attributable to:						
Equity holders of the parent company		88.2	5.8	–	21.5	**115.5**
Minority interests	*c*	(1.2)	–	–	0.2	**(1.0)**
		87.0	5.8	–	21.7	**114.5**

44 Reconciliations from UK GAAP to IFRS (continued)

44a Group (continued)

Reconciliation of consolidated balance sheet as at 31st March 2005

	Explanation	UK GAAP £ million	IFRS adjustments £ million	IFRS £ million
Assets				
Non-current assets				
Property, plant and equipment	*c*	604.9	(11.9)	**593.0**
Goodwill	*b*	354.2	20.9	**375.1**
Other intangible assets	*c*	–	27.4	**27.4**
Investments in associates	*b*	4.7	0.1	**4.8**
Deferred income tax assets	*g*	0.8	1.2	**2.0**
Available-for-sale investments		1.9	–	**1.9**
Post-employment benefits net assets	*e*	33.5	11.7	**45.2**
Total non-current assets		1,000.0	49.4	**1,049.4**
Current assets				
Inventories	*i, j*	416.5	(109.2)	**307.3**
Current income tax assets	*g*	–	2.2	**2.2**
Trade and other receivables		363.4	–	**363.4**
Available-for-sale investments		0.6	–	**0.6**
Cash and deposits		78.7	–	**78.7**
Other current assets	*j*	–	7.1	**7.1**
Total current assets		859.2	(99.9)	**759.3**
Total assets		1,859.2	(50.5)	**1,808.7**
Liabilities				
Current liabilities				
Trade and other payables	*e, h*	(332.8)	38.5	**(294.3)**
Precious metal leases	*i*	(102.1)	102.1	**–**
Current income tax liabilities	*g*	(10.1)	(2.2)	**(12.3)**
Borrowings and finance leases		(36.8)	–	**(36.8)**
Short term provisions	*j*	–	(26.5)	**(26.5)**
Total current liabilities		(481.8)	111.9	**(369.9)**
Non-current liabilities				
Borrowings and finance leases		(411.5)	–	**(411.5)**
Deferred income tax liabilities	*e, g*	(29.7)	(14.9)	**(44.6)**
Employee benefits obligations	*e, j*	(34.6)	(13.6)	**(48.2)**
Long term provisions	*j*	(32.2)	28.3	**(3.9)**
Trade and other payables		(0.7)	–	**(0.7)**
Total non-current liabilities		(508.7)	(0.2)	**(508.9)**
Total liabilities		(990.5)	111.7	**(878.8)**
Net assets		868.7	61.2	**929.9**
Equity				
Share capital		219.5	–	**219.5**
Share premium		139.8	–	**139.8**
Shares held in employee share ownership trusts		(37.7)	–	**(37.7)**
Other reserves		6.3	–	**6.3**
Retained earnings		533.5	61.0	**594.5**
		861.4	61.0	**922.4**
Minority interests	*c*	7.3	0.2	**7.5**
Total equity		868.7	61.2	**929.9**

44 Reconciliations from UK GAAP to IFRS (continued)

44b Parent company

Reconciliation of balance sheet as at 1st April 2004

	Explanation	UK GAAP £ million	IFRS adjustments £ million	IFRS £ million
Assets				
Non-current assets				
Property, plant and equipment	c	200.2	(5.2)	**195.0**
Goodwill		106.6	–	**106.6**
Other intangible assets	c	–	7.4	**7.4**
Investments in subsidiaries	m	462.0	(5.3)	**456.7**
Other receivables		320.9	–	**320.9**
Post-employment benefits net assets	e	–	41.9	**41.9**
Total non-current assets		1,089.7	38.8	**1,128.5**
Current assets				
Inventories	i, j	268.8	(149.6)	**119.2**
Trade and other receivables		556.9	–	**556.9**
Cash and deposits		2.7	–	**2.7**
Other current assets	j	–	7.1	**7.1**
Total current assets		828.4	(142.5)	**685.9**
Total assets		1,918.1	(103.7)	**1,814.4**
Liabilities				
Current liabilities				
Trade and other payables	e, h	(750.2)	37.8	**(712.4)**
Precious metal leases	i	(142.5)	142.5	**–**
Current income tax liabilities		(0.1)	–	**(0.1)**
Borrowings and finance leases		(16.4)	–	**(16.4)**
Short term provisions	j	–	(7.1)	**(7.1)**
Total current liabilities		(909.2)	173.2	**(736.0)**
Non-current liabilities				
Borrowings and finance leases		(448.4)	–	**(448.4)**
Deferred income tax liabilities	e	(5.4)	(19.4)	**(24.8)**
Employee benefits obligations	e, j	(9.3)	(0.1)	**(9.4)**
Long term provisions	j	(13.5)	7.1	**(6.4)**
Trade and other payables		(103.4)	–	**(103.4)**
Total non-current liabilities		(580.0)	(12.4)	**(592.4)**
Total liabilities		(1,489.2)	160.8	**(1,328.4)**
Net assets		428.9	57.1	**486.0**
Equity				
Share capital		220.6	–	**220.6**
Share premium		137.1	–	**137.1**
Shares held in employee share ownership trusts		(28.4)	–	**(28.4)**
Other reserves		4.9	–	**4.9**
Retained earnings		94.7	57.1	**151.8**
Total equity		428.9	57.1	**486.0**

44 Reconciliations from UK GAAP to IFRS (continued)

44b Parent company (continued)

Reconciliation of balance sheet as at 31st March 2005

	Explanation	UK GAAP £ million	IFRS adjustments £ million	IFRS £ million
Assets				
Non-current assets				
Property, plant and equipment	c	232.8	(5.3)	**227.5**
Goodwill	b	234.5	13.7	**248.2**
Other intangible assets	c	–	7.3	**7.3**
Investments in subsidiaries	m	460.5	(5.3)	**455.2**
Other receivables		318.0	–	**318.0**
Post-employment benefits net assets	e	–	43.8	**43.8**
Total non-current assets		1,245.8	54.2	**1,300.0**
Current assets				
Inventories	i, j	233.4	(108.3)	**125.1**
Current income tax assets		15.9	–	**15.9**
Trade and other receivables		920.6	–	**920.6**
Cash and deposits		15.2	–	**15.2**
Other current assets	j	–	7.1	**7.1**
Total current assets		1,185.1	(101.2)	**1,083.9**
Total assets		2,430.9	(47.0)	**2,383.9**
Liabilities				
Current liabilities				
Trade and other payables	e, h	(758.8)	39.1	**(719.7)**
Precious metal leases	i	(101.2)	101.2	**–**
Borrowings and finance leases		(42.1)	–	**(42.1)**
Short term provisions	j	–	(21.1)	**(21.1)**
Total current liabilities		(902.1)	119.2	**(782.9)**
Non-current liabilities				
Borrowings and finance leases		(297.6)	–	**(297.6)**
Deferred income tax liabilities	e	(11.0)	(19.1)	**(30.1)**
Employee benefits obligations	e, j	(10.0)	(0.2)	**(10.2)**
Long term provisions	j	(26.0)	21.1	**(4.9)**
Trade and other payables		(198.3)	–	**(198.3)**
Total non-current liabilities		(542.9)	1.8	**(541.1)**
Total liabilities		(1,445.0)	121.0	**(1,324.0)**
Net assets		985.9	74.0	**1,059.9**
Equity				
Share capital		219.5	–	**219.5**
Share premium		139.8	–	**139.8**
Shares held in employee share ownership trusts		(37.3)	–	**(37.3)**
Other reserves		6.5	–	**6.5**
Retained earnings		657.4	74.0	**731.4**
Total equity		985.9	74.0	**1,059.9**

Principal Subsidiaries and Associates

Europe	Country of incorporation
S.A. Johnson Matthey N.V.	Belgium
Johnson Matthey Pharmaceutical Materials Ireland Limited	Eire
+ Avocado Research Chemicals Limited	England
+ Davy Process Technology Limited	England
+ Johnson Matthey Fuel Cells Limited (82.5%)	England
Johnson Matthey SAS	France
Johnson Matthey GmbH	Germany
Johnson Matthey Ceramics S.p.A.	Italy
Johnson Matthey BV	Netherlands
Johnson Matthey Ceramica (Portugal) Lda	Portugal
Johnson Matthey Ceramics S.A.	Spain
Almiberia S.A.	Spain
Johnson Matthey AB	Sweden
Johnson Matthey & Brandenberger AG	Switzerland

North America	Country of incorporation
The Argent Insurance Co. Limited	Bermuda
Johnson Matthey Limited	Canada
Johnson Matthey de Mexico, S.A. de C.V.	Mexico
Johnson Matthey Inc.	USA
Johnson Matthey Catalog Company Inc.	USA
Johnson Matthey Fuel Cells, Inc. (82.5%)	USA
Johnson Matthey Pharmaceutical Materials, Inc.	USA

Asia	Country of incorporation
Johnson Matthey Ceramics (Jiangsu) Co. Ltd.	China
Johnson Matthey (Shanghai) Chemicals Limited	China
Johnson Matthey Hong Kong Limited	Hong Kong
Johnson Matthey India Private Limited	India
Johnson Matthey Chemicals India Private Limited	India
Johnson Matthey Japan, Inc.	USA
+ Johnson Matthey Sdn. Bhd. (92%)	Malaysia
Johnson Matthey Ceramics (Malaysia) Sdn. Bhd.	Malaysia

Africa	Country of incorporation
Johnson Matthey (Pty) Limited	South Africa

Australasia	Country of incorporation
* AGR Matthey (20%)	Australia

South America	Country of incorporation
+ Johnson Matthey Argentina S.A.	Argentina
Johnson Matthey Ceramica Ltda	Brazil

Except where otherwise stated, all companies are wholly owned.
* Associate (see note 18 on page 83).
+ Investments held directly by parent company.
All the subsidiaries and associates are involved in the principal activities of the group.

Ten Year Record

	UK GAAP				
	1997 £ million	1998 £ million	1999 £ million	2000 £ million	2001 £ million
Revenue					
Parent and subsidiaries	2,423.2	3,138.8	3,385.4	3,866.0	5,903.7
Share of joint ventures	156.9	128.8	-	-	-
Total	2,580.1	3,267.6	3,385.4	3,866.0	5,903.7
Operating profit before one-off items and goodwill amortisation	116.3	139.2	147.1	146.2	175.0
Goodwill amortisation	-	-	-	(0.2)	(0.3)
One-off items	-	(4.5)	(1.9)	(9.8)	(0.6)
Operating profit	116.3	134.7	145.2	136.2	174.1
Other one-off items	-	4.4	8.8	23.4	1.1
Profit before interest	116.3	139.1	154.0	159.6	175.2
Net interest	(8.0)	(9.0)	(15.9)	(2.4)	5.3
Net return on retirement benefits assets and liabilities	-	-	-	-	-
Share of profit / (loss) of associates	-	-	-	-	-
Profit before tax	108.3	130.1	138.1	157.2	180.5
Income tax expense	(33.0)	(28.5)	(35.1)	(47.3)	(54.2)
Profit after taxation	75.3	101.6	103.0	109.9	126.3
Loss for the year from discontinued operations	-	-	-	-	-
Minority interests	(1.2)	(0.3)	0.7	(0.2)	(0.6)
Profit attributable to equity holders of the parent company	74.1	101.3	103.7	109.7	125.7
Earnings per ordinary share before one-off items and goodwill amortisation (graph 1)	34.2p	42.8p	42.8p	46.6p	57.2p
Earnings per ordinary share (graph 2)	34.2p	46.7p	47.8p	50.5p	57.3p
Dividend per ordinary share (graph 3)	15.5p	17.8p	19.0p	20.3p	23.3p
Summary Balance Sheet					
Assets employed:					
Goodwill	-	-	4.2	5.1	8.6
Property, plant and equipment / other intangible assets	337.7	461.5	480.2	311.3	386.8
Non-current investments / associates / joint ventures	84.2	4.2	1.8	1.0	1.0
Inventories	184.7	244.8	243.7	253.2	278.8
Receivables / current investments / tax assets / financial assets	252.5	379.8	434.0	434.7	522.9
Payables / provisions / tax liabilities / financial liabilities	(291.1)	(409.8)	(418.8)	(452.5)	(534.7)
Post-employment benefits net assets / employee benefits obligations	-	-	-	-	-
	568.0	680.5	745.1	552.8	663.4
Financed by:					
Net borrowings and finance leases / (cash)	143.7	225.1	221.6	(165.8)	(139.9)
Retained earnings	107.8	130.9	200.9	389.2	465.9
Share capital, share premium, shares held in ESOTs and other reserves	316.3	318.4	316.8	324.9	332.8
Minority interests	0.2	6.1	5.8	4.5	4.6
Capital employed	568.0	680.5	745.1	552.8	663.4
Cumulative goodwill taken directly to reserves	156.3	171.4	171.4	46.0	46.0
Return on assets (Operating profit before one-off items and goodwill amortisation / average capital employed and cumulative goodwill taken directly to reserves)	16.4%	17.7%	16.6%	19.3%	26.8%

Figures for 2006 have been prepared under IFRS. Figures for 2005 have been restated for IFRS as explained in the accounting policies. Figures for 2004 and all prior years have been prepared under UK GAAP. Figures for 2003 have been restated for the adoption of FRS 17 – 'Retirement Benefits' under UK GAAP, but prior year figures have not been restated for FRS 17 because comparatives are not available. Apart from this, 2003 and prior years have been restated to reflect all changes in accounting policies under UK GAAP.

Ten Year Record

UK GAAP			IFRS	
2002 £ million	2003 £ million	2004 £ million	2005 £ million	**2006 £ million**
4,830.1	4,323.9	4,492.9	4,626.2	**4,755.9**
–	–	–	–	**–**
4,830.1	4,323.9	4,492.9	4,626.2	**4,755.9**
193.3	189.2	206.0	216.6	**234.7**
(6.8)	(13.7)	(19.8)	–	**–**
(18.1)	(7.6)	2.1	(36.7)	**(6.0)**
168.4	167.9	188.3	179.9	**228.7**
(5.6)	4.9	–	–	**–**
162.8	172.8	188.3	179.9	**228.7**
(6.1)	(13.2)	(16.3)	(13.0)	**(14.7)**
–	13.9	6.0	–	**–**
–	–	–	0.5	**(0.2)**
156.7	173.5	178.0	167.4	**213.8**
(50.2)	(53.7)	(57.9)	(46.5)	**(62.5)**
106.5	119.8	120.1	120.9	**151.3**
–	–	–	(6.4)	**–**
0.3	0.4	1.7	1.0	**0.8**
106.8	120.2	121.8	115.5	**152.1**
60.4p	61.8p	64.0p	67.0p	**72.7p**
49.0p	55.4p	56.0p	53.2p	**70.8p**
24.6p	25.5p	26.4p	27.7p	**30.1p**
182.6	373.4	377.1	375.1	**402.4**
495.1	601.1	608.1	620.4	**702.4**
2.7	6.4	5.5	6.7	**10.2**
414.3	438.4	417.3	307.3	**345.8**
456.0	367.2	389.0	375.3	**497.1**
(584.4)	(560.5)	(534.4)	(382.3)	**(520.2)**
–	(25.4)	3.5	(3.0)	**18.8**
966.3	1,200.6	1,266.1	1,299.5	**1,456.5**
159.0	402.5	394.5	369.6	**412.0**
466.4	445.9	528.4	594.5	**708.0**
337.0	341.4	333.8	327.9	**330.1**
3.9	10.8	9.4	7.5	**6.4**
966.3	1,200.6	1,266.1	1,299.5	**1,456.5**
46.0	40.6	40.6	–	**–**
22.5%	16.8%	16.2%	16.7%	**17.0%**

1 Earnings per Ordinary Share Before One-off Items and Goodwill Amortisation


34.2p
42.8p
42.8p
46.6p
57.2p
60.4p
61.8p
64.0p
67.0p
72.7p
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

2 Earnings per Ordinary Share


34.2p
46.7p
47.8p
50.5p
57.3p
49.0p
55.4p
56.0p
53.2p
70.8p
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

3 Dividend per Ordinary Share


15.5p
17.8p
19.0p
20.3p
23.3p
24.6p
25.5p
26.4p
27.7p
30.1p
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Shareholder Information

Johnson Matthey Share Price Five Year Performance versus FTSE 100 and FTSE 350



Johnson Matthey
FTSE 100
FTSE 350
160
140
120
100
80
60
40
March 2001
March 2002
March 2003
March 2004
March 2005
March 2006

Johnson Matthey Share Price as at 31st March

2001	2002	2003	2004	2005	2006
955p	1,046p	737p	879.5p	989p	1,396p

By Location



Rest of World 0.5%
Asia 1.2%
Unidentified 2.7%
USA and Canada 10.5%
Continental Europe 8.1%
UK and Eire 77.0%

Analysis of Ordinary Shareholders as at 30th April 2006

By location	Number of shares	Percentage
UK and Eire	169,673,971	77.0
Continental Europe	17,839,681	8.1
USA and Canada	23,145,630	10.5
Asia	2,521,710	1.2
Rest of World	1,151,631	0.5
Unidentified	5,928,913	2.7
	220,261,536	100.00

By Category



Other 15.2%
Individuals 4.6%
Investment and Unit Trusts 8.6%
Insurance Companies 19.9%
Pension Funds 51.7%

By category	Number of shares	Percentage
Pension Funds	113,833,744	51.7
Insurance Companies	43,758,124	19.9
Investment and Unit Trusts	18,901,814	8.6
Individuals	10,316,219	4.6
Other	33,451,635	15.2
	220,261,536	100.00

By Size of Holding



5,000,001 and over 17.7%
1-1,000 1.7%
1,001-10,000 3.5%
10,001-100,000 8.2%
100,001-1,000,000 25.5%
1,000,001-5,000,000 43.4%

By size of holding	Number of holdings	Percentage	Number of shares	Percentage
1-1,000	8,309	68.7	3,664,127	1.7
1,001 – 10,000	3,048	25.2	7,699,739	3.5
10,001 – 100,000	501	4.1	17,989,849	8.2
100,001 – 1,000,000	192	1.6	56,209,890	25.5
1,000,001 – 5,000,000	43	0.4	95,667,936	43.4
5,000,001 and over	5	–	39,029,995	17.7
	12,098	100.00	220,261,536	100.00

Shareholder Information

Low Cost Share Dealing Service

A low cost share dealing service is available through The Share Centre. This service allows shareholders to buy and sell Johnson Matthey shares in a simple and low cost manner. For further details, including The Share Centre's terms, contact The Share Centre, P.O. Box 2000, Aylesbury, Bucks HP21 8ZB telephone: 01296 414141 (e-mail info@share.co.uk).

Dividend History – Pence per Share

	2002	2003	2004	2005	2006
Interim	7.5	7.8	8.2	8.7	9.1
Final	17.1	17.7	18.2	19.0	21.0
Total	24.6	25.5	26.4	27.7	30.1

Dividend Policy

It is Johnson Matthey's policy to grow dividends in line with earnings while maintaining dividend cover at about two and a half times to ensure sufficient funds are retained to support organic growth. Over the last ten years Johnson Matthey has increased its dividend at a compound annual growth rate of 7.7% p.a. The board is proposing a final dividend for 2005/06 of 21.0 pence to take the total for the year to 30.1 pence which is 9% up in line with growth in underlying earnings. The dividend will be covered 2.42 times by underlying earnings (see pages 110 and 111). For further discussion of the group's financial objectives see the Strategy and Objectives section of the Operating and Financial Review on page 7 of this Annual Report.

Dividend Payments and DRIP

Dividends can be paid directly into shareholders' bank or building society accounts. Shareholders wishing to take advantage of this facility should contact Lloyds TSB Registrars or complete the dividend mandate form attached to their dividend cheque. A Dividend Reinvestment Plan (DRIP) is also available which allows shareholders to purchase additional shares in the company. Further information can be obtained from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3970. They can also be contacted via their website at www.shareview.co.uk.

American Depositary Receipts

Johnson Matthey has a sponsored Level 1 American Depositary Receipt (ADR) programme which The Bank of New York administers and for which it acts as Depositary. Each ADR represents two Johnson Matthey ordinary shares. The ADRs trade in the US over-the-counter (OTC) market under the symbol JMPLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted on 001 610 382 7836 or 001 888 BNY ADRS (toll free for calls made in the US only). They can also be contacted by e-mail at shareowners@bankofny.com or via their website at www.adrbny.com.

Share Price and Group Information

Information on the company's current share price together with copies of the group's annual and interim reports and major presentations to analysts and institutional shareholders are available on the Johnson Matthey website: www.matthey.com.

The website's Investor Centre contains extensive information and a number of tools which will be of assistance to investors including historic share price information downloads and a share price charting facility.

For capital gains tax purposes the mid-market price of the company's ordinary shares on 31st March 1982 was 253 pence.

Enquiries

Shareholders who wish to contact Johnson Matthey Plc on any matter relating to their shareholding are invited to contact the company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3970. Internet address www.shareview.co.uk.

Shareholders may also telephone the company on 020 7269 8400 or write to:

Assistant Company Secretary
Johnson Matthey Plc
40-42 Hatton Garden
London
EC1N 8EE

For other enquiries shareholders may contact the Director, Investor Relations and Corporate Communications at the above address and telephone number.

Financial Calendar 2006/07

2006

7th June
Ex dividend date

9th June
Final ordinary dividend record date

25th July
115th Annual General Meeting (AGM)

1st August
Payment of final dividend subject to declaration at the AGM

22nd November
Announcement of results for the six months ending 30th September 2006

29th November
Ex dividend date

1st December
Interim ordinary dividend record date

2007 (provisional)

6th February
Payment of interim dividend on ordinary shares

7th June
Announcement of results for the year ending 31st March 2007

13th June
Ex dividend date

15th June
Final ordinary dividend record date

24th July
116th Annual General Meeting (AGM)

7th August
Payment of final dividend subject to declaration at the AGM

A Brief History of Johnson Matthey


Percival Norton Johnson FRS


George Matthey FRS

PERCIVAL NORTON JOHNSON FOUNDED HIS GOLD ASSAYING BUSINESS ON 1ST JANUARY 1817.

He also married on the same day! In 1822 he moved his business to number 79 Hatton Garden, the centre of London's jewellery district. Having been apprenticed to Johnson in 1838, George Matthey became a partner in the business in 1851 which was renamed Johnson & Matthey. Johnson & Matthey had established a reputation for the accuracy of its assays and the honesty and integrity with which it conducted business and in 1852 the company was appointed as official assayers and refiners to the Bank of England.

Following Percival Norton Johnson's retirement in 1860 George Matthey was joined in partnership by John Scudamore Sellon, the nephew of Johnson's wife Lydia, however the Johnson name was maintained and the business became Johnson Matthey & Co. George Matthey, John Scudamore Sellon and Edward Matthey, George's younger brother, ran the company throughout the remaining four decades of the 19th century and indeed up to the time of the First World War. Over this time the business grew as a world leading refiner and manufacturer of precious metal products and chemicals. Johnson Matthey carried out pioneering work in the refining and manufacturing of platinum and the other platinum group metals and played a key role in the development of their industrial applications. George Matthey was created a Chevalier in the Legion d'Honneur by the French government for his work in the field of platinum fabrications.

Johnson Matthey became a limited company in 1891 and its ordinary shares were first listed on the London Stock Exchange in 1942.

While Johnson Matthey now has its headquarters in Royston, Hertfordshire, its City Office and Registered Office is at 40-42 Hatton Garden opposite the site where Percival Norton Johnson established the business in 1822 and where Johnson Matthey continued to refine and manufacture precious metal products until the late 1950s.

Johnson and Matthey's legacy lives on in today's company: a world leader in platinum group metals which have exceptional catalytic properties. Our catalysts play a central role in reducing harmful emissions and are at the heart of new technologies to support the transition to a low carbon world.

Glossary of Terms

ADR	American Depositary Receipt
AGM	Annual General Meeting
AMOG	Ammonia, Methanol, Oil and Gas
API	Active pharmaceutical ingredient
ATR	Autothermal reformer
Buprenorphine	A synthetic derivative of thebaine, used as an analgesic. Also used in drug addiction therapy
Carboplatin	A platinum anticancer drug
CCL	Climate Change Levy
CCS	Carbon capture and storage
CDM	Clean Development Mechanisms
CEC	Chief Executive's Committee
CGU	Cash generating unit
CHP	Combined heat and power
CO	Carbon monoxide
CO_2	Carbon dioxide
CSF	Catalysed soot filter
CSR	Corporate Social Responsibility
DMFC	Direct methanol fuel cell
DOC	Diesel oxidation catalyst
DPT	Davy Process Technology
DRIP	Dividend Reinvestment Plan
ECT	Environmental Catalysts and Technologies
EHS	Environment, health and safety
EIB	European Investment Bank
EPS	Earnings per share
ESOT	Employee Share Ownership Trust
EU	European Union
FRC	Financial Reporting Council
FRS 17	UK GAAP pension financial reporting standard previously adopted by the group
Fuel Cell	Technology which converts hydrogen or other fuels (methanol, phosphoric acid) into clean electricity
FURBS	Funded Unapproved Retirement Benefit Scheme
Gearing	Net debt / equity
GHR	Gas heated reformer
GTL	Gas to liquids – multi stage catalytic process used to convert stranded natural gas into sulphur free hydrocarbons, including diesel fuel
HC	Hydrocarbon
HDD	Heavy duty diesel
Hydromorphone	A semi-synthetic opiate with a potent analgesic effect
IAS	International Accounting Standard
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IOSH	Institute of Occupational Safety and Health
ISO 14001	Internationally recognised standard which specifies the requirements for an environmental management system
JI Projects	Joint Implementation Projects
JMEPS	Johnson Matthey Employees Pension Scheme
JMTC	Johnson Matthey Technology Centre, based in Sonning Common, UK
LPG	Liquid petroleum gas
LTIP	Long term incentive plan
MDRC	Management Development and Remuneration Committee
MEA	Membrane electrode assembly
N_2O	Nitrous oxide, a greenhouse gas with a potency 310 times that of CO_2
NOx	Nitrogen oxides
OEM	Original equipment manufacturer
OFR	Operating and Financial Review
OHSAS 18001	The assessment specification for Occupational Health & Safety Management Systems
Oxycodone	An opiate used to relieve medium to severe pain
PAFC	Phosphoric acid fuel cell
PBT	Consolidated profit before tax, impairment and restructuring costs
PCT	Process Catalysts and Technologies
Pgm	Platinum group metal
PM	Particulate matter
Prostaglandin	Synthetic analogues of hormone-like substances
R&D	Research and Development
REACH	Registration, Evaluation and Authorisation of Chemicals
Return on sales	Operating profit / revenue
ROA	Return on assets
RPI	Retail price index
Satraplatin®	A potential new drug to treat prostate cancer
SIC	Standing Interpretations Committee
SIP	Share incentive plan
SO_2	Sulphur dioxide
SUV	Sports utility vehicle
Syngas	A mixture of hydrogen and carbon oxides
TSR	Total shareholder return
UK GAAP	UK Generally Accepted Accounting Principles
WACC	Weighted average cost of capital

Index

Company Details

Registered Office

40-42 Hatton Garden
London EC1N 8EE
Telephone: 020 7269 8400
Fax: 020 7269 8433
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Professional Advisers

Auditors

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Brokers

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Lawyers

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Taylor Wessing
Carmelite
50 Victoria Embankment
Blackfriars
London EC4Y 0DX

Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

Johnson Matthey is grateful to the following for their help in providing illustrations:
Platinum rings, page 5 – Recarlo / Platinum Guild International (Italia) Srl
Particulate filter, page 16 – Faurecia
Hydrogen fuel cell bus, page 36 – AC Transit

The paper used in this report is manufactured using virgin fibre from sustainable forests, using ECF (elementally chlorine free) processes which carries the PEFC (Pan European Forestry Commission) certification.

Natural components are used as binding agents and processes are energy efficient, controlled by local government agencies.

Designed and produced by **MAGEE**
Printed by CTD


Desulphurisation
Saturator

Johnson Matthey

40-42 Hatton Garden
London EC1N 8EE
United Kingdom
Tel: +44 (0)20 7269 8400
Fax: +44 (0)20 7269 8433
www.matthey.com

END